Exhibit 2.01

Dated 15 July 2022

Amendment and Restatement Agreement

between

NortonLifeLock Inc.

and

Nitro Bidco Limited

and

Avast plc

White & Case LLP
5 Old Broad Street
London EC2N 1DW

Table of Contents

Page

1. Interpretation	1
2. Amendment and Restatement of the Co-operation Agreement	1
3. Further Assurance	2
4. Entire Agreement	2
5. Severance and Validity	2
6. Variations and Waivers	2
7. No Rights under Contracts (Rights of Third Parties) Act 1999	2
8. Counterparts	2
9. Governing Law and Jurisdiction	3
10. Agent for Service of Process	3
Schedule The Amended and Restated Co-operation Agreement	4

(i)

This Amendment and Restatement Agreement is made on 15 July 2022

Between:

(1)	NortonLifeLock Inc., a Delaware corporation with a place of business at 60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ 85281 (“NortonLifeLock”);

(2)	Nitro Bidco Limited, a company incorporated in England with registered company number 13514724 and whose registered office is at 10 Norwich Street, London EC4A 1BD (“Bidco”); and

(3)	Avast plc, a company incorporated in England with registered company number 07118170 and whose registered office is at 110 High Holborn, London, England, WC1V 6JS (“Avast” or the “Company”),

together referred to as the “Parties” and each as a “Party” to this agreement (the “Amendment and Restatement Agreement”).

Whereas:

(A)	On 10 August 2021, the boards of Avast and NortonLifeLock announced that they had reached agreement on the terms of a recommended merger of Avast with NortonLifeLock, in the form of a recommended offer by Bidco, a wholly-owned subsidiary of NortonLifeLock, for the entire issued and to be issued ordinary share capital of the Company (the “Merger”).

(B)	The Parties have agreed to co-operate with each other and take certain steps to effect the implementation and conduct of the Merger and entered into a co-operation agreement dated 10 August 2021 to record their respective rights, commitments and obligations relating to such matters (the “Co-operation Agreement”).

(C)	The Parties wish to amend and restate the Co-operation Agreement in the form set out in the Schedule (The Amended and Restated Co-operation Agreement) to this Amendment and Restatement Agreement.

It is agreed:

1.	Interpretation

1.1	In this Agreement:

“Effective Date” means the date of this Amendment and Restatement Agreement; and

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Amendment and Restatement Agreement or the transactions contemplated hereby, whether contractual or non-contractual.

2.	Amendment and Restatement of the Co-operation Agreement

2.1	With effect from the Effective Date, the Parties agree that the Co-operation Agreement shall be amended and restated in the form set out in the Schedule (The Amended and Restated Co-operation Agreement) to this document so that the Parties’ rights and obligations under it shall be read and construed for all purposes in accordance with the amended and restated terms and conditions as set out in the Schedule.

2.2	The amendment and restatement of the Co-operation Agreement pursuant to this Amendment and Restatement Agreement shall constitute a variation of the Co-operation Agreement in accordance with Clause 17.3 (Variations) of the Co-operation Agreement.

2.3	Save as amended and restated in accordance with Clause 2.1 above, the Co-operation Agreement shall continue in full force and effect.

3.	Further Assurance

Each of the Parties shall from time to time and at their own cost do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things required by law or as may be necessary or desirable to give full effect to this Amendment and Restatement Agreement and the rights, powers and remedies conferred under this Amendment and Restatement Agreement.

4.	Entire Agreement

4.1	This Amendment and Restatement Agreement, together with any other documents referred to in this Amendment and Restatement Agreement and all documents entered into pursuant to this Amendment and Restatement Agreement, constitutes the whole agreement between the Parties and supersedes any previous arrangements or agreements between them relating to the subject matter of this Amendment and Restatement Agreement.

4.2	The Parties confirm that they have not entered into this Amendment and Restatement Agreement on the basis of any representation, warranty, undertaking or any other statement whatsoever not expressly incorporated into this Amendment and Restatement Agreement.

4.3	The Parties agree, to the extent permitted by law, that the only right or remedy in relation to breach of this Amendment and Restatement Agreement shall be for contractual damages.

4.4	Nothing in this Clause 4 shall operate to limit or exclude any liability for fraud.

5.	Severance and Validity

If any provision of this Amendment and Restatement Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, such provision shall be deemed to be severed from this Amendment and Restatement Agreement. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

6.	Variations and Waivers

No variation or waiver of this Amendment and Restatement Agreement shall be effective unless in writing and signed by or on behalf of the Parties. No single or partial exercise of, or failure or delay in exercising, any right or remedy provided by law or under this Amendment and Restatement Agreement shall constitute a waiver, or preclude any other nor restrict any further exercise, of that or any other right or remedy.

7.	No Rights under Contracts (Rights of Third Parties) Act 1999

A person who is not a Party to this Amendment and Restatement Agreement or the Co-operation Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of their terms.

8.	Counterparts

This Amendment and Restatement Agreement may be executed in counterparts and shall be effective when each Party has executed and delivered a counterpart. Each counterpart shall

2

constitute an original of this Amendment and Restatement Agreement, but all the counterparts shall together constitute one and the same instrument.

9.	Governing Law and Jurisdiction

9.1	This Amendment and Restatement Agreement, including any non-contractual obligations arising out of or in connection with this Amendment and Restatement Agreement, is governed by and shall be construed in accordance with English law; provided that notwithstanding the foregoing, any matters concerning or implicating the NortonLifeLock directors’ fiduciary duties shall be governed by and construed in accordance with the applicable fiduciary duty laws of the State of Delaware.

9.2	The Parties agree that the courts of England shall have exclusive jurisdiction to hear and determine any Proceedings arising out of or in connection with this Amendment and Restatement Agreement and, for such purposes, irrevocably submit to the jurisdiction of such courts.

10.	Agent for Service of Process

10.1	NortonLifeLock will maintain an agent for service of process and any other documents in Proceedings in England or any other Proceedings in connection with this Amendment and Restatement Agreement. Such agent will be Macfarlanes LLP, currently of 20 Cursitor Street, London EC4A 1LT, and any claim form, judgment or other notice of legal process will be sufficiently served on NortonLifeLock if delivered to such agent at its address for the time being, and marked for the attention of Harry Coghill and Tom Rose.

10.2	NortonLifeLock will be entitled to appoint an agent for service in England in the place of Macfarlanes LLP by written notice to Avast, whereupon Macfarlanes LLP will cease to be NortonLifeLock’s agent for service, and any claim form, judgment or other notice of legal process will be sufficiently served on NortonLifeLock if delivered to such replacement agent at its address for the time being (but shall no longer be effective if served upon Macfarlanes LLP after the appointment, and notification to Avast of the appointment, of such new agent for service).

This Agreement has been entered into by the Parties on the date first above written.

3

Schedule

The Amended and Restated Co-operation Agreement

Dated 15 July 2022

Amended and Restated

Co-operation Agreement

between

NortonLifeLock Inc.

and

Nitro Bidco Limited

and

Avast plc

Table of Contents

Page

1. Interpretation	1
2. Effectiveness and the Terms of the Transaction	9
3. Regulatory Conditions and Other Clearances	9
4. Scheme Document and other Avast documents	12
5. Non-Solicitation Applicable to NortonLifeLock; Preparation of the Proxy Statement and NortonLifeLock Stockholder Approval	13
6. NortonLifeLock Prospectus	17
7. Implementation of the Scheme	18
8. NortonLifeLock Conduct of Business	19
9. Switching to an Offer	20
10. Employee Share Plans	22
11. Directors’ and Officers’ Insurance and POSI	22
12. Break Payments	23
13. Guarantee	26
14. Announcements	27
15. Termination	27
16. Warranties and Undertakings	28
17. General	29
Schedule 1 The Announcement	34
Schedule 2 Avast Share Plans	119

This Agreement is originally dated 10 August 2021 and amended and restated as of 15 July 2022

Between:

(1)	NortonLifeLock Inc. a Delaware corporation with a place of business at 60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ 85281 (“NortonLifeLock”);

(2)	Nitro Bidco Limited, a company incorporated in England with registered company number 13514724 and whose registered office is at 10 Norwich Street, London EC4A 1BD (“Bidco”); and

(3)	Avast plc, a company incorporated in England with registered company number 07118170 and whose registered office is at 110 High Holborn, London, England, WC1V 6JS (“Avast”),

together referred to as the “parties” and each as a “party” to this agreement (the “Agreement”).

Whereas:

(A)	NortonLifeLock, Bidco and Avast propose to release the Announcement immediately following the execution of this Agreement.

(B)	The parties intend that the Transaction will be effected by means of a scheme of arrangement of Avast pursuant to Part 26 of the Companies Act (the “Scheme”), but each of NortonLifeLock and Bidco reserves the right, as set out in (and subject to the terms and conditions of) the Announcement and this Agreement, to elect to implement the Transaction by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act (an “Offer”).

(C)	The parties have agreed to co-operate with each other and take certain steps to effect the implementation and conduct of the Transaction and wish to enter into this Agreement to record their respective rights, commitments and obligations relating to such matters.

It is agreed:

1.	Interpretation

1.1	In this Agreement:

“Acceptance Condition” has the meaning given to it in Clause 9.2(a);

“Acceptance Condition Invocation Notice” means a notice in which NortonLifeLock and/or Bidco gives notice of its intention to invoke the Acceptance Condition so as to cause the Offer to lapse in accordance with Rule 31.6 of the Takeover Code;

“Affiliate” means in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the person, whether through the ownership of voting securities, by contract or otherwise;

“Agreed Switch” has the meaning given to it in Clause 9.1(a);

“Announcement” means the announcement pursuant to Rule 2.7 of the Takeover Code in relation to the Transaction, in the form appended to this Agreement at Schedule 1 (Announcement);

“Avast Board” means the board of directors of Avast from time to time;

“Avast Board Recommendation” means the unanimous recommendation of the Avast Board to the Avast Shareholders to vote in favour of the Resolutions (or, following an Agreed Switch, accept the Offer);

“Avast Board Recommendation Change” means: (i) if Avast makes any announcement prior to the publication of the Scheme Document that: (a) the Avast Directors no longer intend to make the Avast Board Recommendation or intend to adversely modify or qualify such recommendation; (b) it shall not convene the Court Meeting or the Avast General Meeting (or shall convene such meetings and adjourn them without specifying a date for re-convening); or (c) it intends not to publish the Scheme Document; (ii) any failure to include the Avast Board Recommendation in the Scheme Document; (iii) any withdrawal of the Avast Board Recommendation; (iv) any adverse modification or qualification of the Avast Board Recommendation; (v) if, after the Scheme has been approved by Avast Shareholders at the Court Meeting and/or the Avast General Meeting, the Avast Directors announce that they shall not implement the Scheme (other than in connection with an announcement of an Offer by NortonLifeLock and/or Bidco where the Avast Board Recommendation continues to apply to such Offer); and/or (vi) any third party announces a firm intention under the Takeover Code to make an offer or revised offer for Avast (whether or not subject to the satisfaction or waiver of any pre-conditions or conditions) which is recommended by all or a majority of the Avast Directors;

“Avast Directors” means the directors of Avast from time to time;

“Avast General Meeting” means the general meeting of Avast (including any adjournment thereof) to be convened and held in connection with the Transaction, notice of which will be set out in the Scheme Document, to consider, and if thought fit, approve the Resolutions;

“Avast Group” means Avast and its subsidiaries and subsidiary undertakings from time to time and, “member of the Avast Group” will be construed accordingly;

“Avast Remuneration Committee” means the remuneration committee of the Avast Board as constituted from time to time prior to the Effective Date;

“Avast Share Plans” means the LTIP, the SMP and the Share Option Plan;

“Avast Shareholder” means a registered holder of an Avast Share from time to time;

“Avast Shares” means the ordinary shares of £0.10 each in the capital of Avast from time to time;

“Bidco Directors” means the directors of Bidco from time to time;

“Break Payment Events” means each of (i) a NortonLifeLock Board Recommendation Change; (ii) the NortonLifeLock Stockholders Meeting having not occurred prior to the Long Stop Date in breach of NortonLifeLock’s obligations under this Agreement; (iii) a Regulatory Condition Satisfaction Failure Event; and (iv) a NortonLifeLock Stockholder Approval Failure Event;

“Break Payments” means, collectively, (i) the NortonLifeLock Board Recommendation Change Break Payment; (ii) the Regulatory Condition Break Payment; and (iii) the NortonLifeLock Stockholder Approval Failure Break Payment;

“Business Day” means a day, other than a Saturday, Sunday or public or bank holiday, on which banks in London and New York City are open for ordinary banking business;

“Clean Team and Joint Defence Agreement” means the clean team and joint defence agreement between NortonLifeLock and Avast dated 24 June 2021 entered into in connection with the Transaction, including any subsequent agreement in writing to be bound by the terms of the Clean Team and Joint Defence Agreement executed by Additional Counsel (as defined in the Clean Team and Joint Defence Agreement);

“Combined Company” has the meaning given to it in the Announcement;

“Companies Act” means the Companies Act 2006, as amended from time to time;

“Conditions” means the conditions to the implementation of the Transaction which are set out in Part A of Appendix 1 to the Announcement and to be set out in the Scheme Document;

“Confidentiality Agreement” means the confidentiality agreement entered into between NortonLifeLock and Avast in connection with the Transaction on 23 June 2021;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of the holders of Avast Shares to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of considering, and if thought fit, approving (with or without modification) the Scheme, including any adjournment thereof;

“Court Order” means the order of the Court sanctioning the Scheme under section 899 of the Companies Act;

“Court Sanction Hearing” means the hearing of the Court to sanction the Scheme, including any adjournment thereof;

“Effective Date” means the date on which either: (i) the Scheme becomes effective pursuant to its terms; or (ii) if NortonLifeLock and/or Bidco elects, with the consent of the Panel (and subject to the terms of this Agreement), to implement the Transaction by means of an Offer, the Offer becomes or is declared unconditional in all respects in accordance with the requirements of the Takeover Code;

“Excess NortonLifeLock Dividend” has the meaning given to it in Clause 8.2;

“Excess NortonLifeLock Dividend Notice” has the meaning given to it in Clause 8.2;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“FCA” means the Financial Conduct Authority;

“FCA Handbook” means the FCA’s Handbook of rules and guidance as amended from time to time;

“Guarantee” has the meaning given to it in Clause 13.1;

“Indemnified Executives” means such executives of Avast who, as at the date of the original Agreement, have a right to be indemnified or are insured in a substantially equivalent manner to the directors and officers of any member of the Avast Group;

“Law” means any applicable statues, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretation having force of law or bylaws, in each case, of a Regulatory Authority;

“Long Stop Date” means 11.59 p.m. on 31 December 2022 (or such later time and/or date as may be agreed in writing between the parties (with the Panel’s consent and as the Court may approve (if such consent or approval is required));

“LTIP” means the Avast 2018 Long Term Incentive Plan, as amended from time to time;

“Match Period” has the meaning given to it in Clause 5.7(a);

“material official authorisation or regulatory clearance” means an official authorisation or regulatory clearance where the Panel is satisfied that the failure to obtain the authorisation or clearance could give rise to circumstances which are of material significance to NortonLifeLock and/or Bidco in the context of the Offer;

“Maximum Premium” has the meaning given to it in Clause 11.3(b);

“NASDAQ” means the NASDAQ Stock Market;

“New NortonLifeLock Shares” means the NortonLifeLock Shares proposed to be issued to Avast Shareholders in accordance with the terms of the Transaction;

“NortonLifeLock Alternative Proposal” shall mean any proposal or offer from any person or group relating to any: (i) direct or indirect acquisition, purchase, lease, exchange, transfer or licence, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of any member of the NortonLifeLock Group, of assets or properties that constitute 20 per cent. or more of the assets and properties (based on fair market value) of the NortonLifeLock Group, taken as a whole; (ii) direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of beneficial ownership, or the right to acquire beneficial ownership, of 20 per cent. or more of the voting power of all outstanding equity securities of NortonLifeLock; or (iii) issuance or sale or other disposition (including by way of merger, consolidation, share exchange, business combination, reorganisation, recapitalisation or other similar transaction) in a single transaction or a series of related transactions of 20 per cent. or more of the voting power of all outstanding equity securities of NortonLifeLock, in each case, other than the Transaction;

“NortonLifeLock Board” means the board of directors of NortonLifeLock from time to time;

“NortonLifeLock Board Recommendation” means a unanimous recommendation by the NortonLifeLock Board to NortonLifeLock Stockholders to vote in favour of the NortonLifeLock Stockholder Matters;

“NortonLifeLock Board Recommendation Change” means if NortonLifeLock: (i) withdraws, withholds or qualifies (or amends or modifies in any manner adverse to Avast), or proposes publicly to withdraw, withhold or qualify (or amend or modify in any manner adverse to Avast), the NortonLifeLock Board Recommendation; (ii) approves, recommends, adopts or proposes publicly to approve, recommend or adopt, any NortonLifeLock Alternative Proposal or any NortonLifeLock Takeover Proposal; or (iii) fails to include the NortonLifeLock Board Recommendation in the definitive Proxy Statement;

“NortonLifeLock Board Recommendation Change Break Payment” has the meaning given to it in Clause 12.1(a);

“NortonLifeLock Convertible Notes” means NortonLifeLock’s 2.00% Convertible Senior Notes Due 2022 issued under an indenture dated 4 February 2020 entered into between NortonLifeLock and Wells Fargo Bank, National Association;

“NortonLifeLock Directors” means the directors of NortonLifeLock from time to time;

“NortonLifeLock Documents” has the meaning given to it in Clause 5.3(b);

“NortonLifeLock Group” means NortonLifeLock and its subsidiaries and subsidiary undertakings from time to time and “member of the NortonLifeLock Group” will be construed accordingly;

“NortonLifeLock Intervening Event” means any effect, change, event, fact, condition, development or occurrence that is material to the NortonLifeLock Group, taken as a whole,

that: (i) first becomes known after the date of the original Agreement and prior to receipt of the NortonLifeLock Stockholder Approval; and (ii) was not known by or reasonably foreseeable to the NortonLifeLock Board as of the date of the original Agreement; provided, however, that in no event shall any of the following effects, changes, events, facts, conditions, developments or occurrences be taken into account in determining whether a NortonLifeLock Intervening Event has occurred: (A) the receipt, existence or terms of a NortonLifeLock Alternative Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to a NortonLifeLock Alternative Proposal, or any matter relating thereto or direct or indirect consequence thereof; or (B) the fact that, in and of itself, any member of the NortonLifeLock Group exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes or prospective changes in the market price or trading volume of the NortonLifeLock Shares (it being understood that the underlying facts giving rise or contributing to such events may be taken into account in determining whether there has been a NortonLifeLock Intervening Event if such facts are not otherwise excluded under this definition);

“NortonLifeLock Prospectus” means the prospectus required to be published by NortonLifeLock in respect of the New NortonLifeLock Shares, including any supplementary prospectus;

“NortonLifeLock Shares” means the shares of common stock, par value $0.01 per share, of NortonLifeLock;

“NortonLifeLock Stockholder Approval” means the approval of the NortonLifeLock Stockholder Matters by the requisite vote of NortonLifeLock Stockholders;

“NortonLifeLock Stockholder Approval Failure Break Payment” has the meaning given to it in Clause 12.1(c);

“NortonLifeLock Stockholder Approval Failure Event” has the meaning given to it in Clause 12.1(c);

“NortonLifeLock Stockholder Matters” means the proposals to be voted on by NortonLifeLock Stockholders at the NortonLifeLock Stockholders Meeting to approve the issuance of the New NortonLifeLock Shares and such other matters (if any) that are required to be approved by NortonLifeLock’s Stockholders to consummate the Transaction;

“NortonLifeLock Stockholders” means the holders of NortonLifeLock Shares from time to time;

“NortonLifeLock Stockholders Meeting” means the meeting of NortonLifeLock Stockholders (including any adjournment or postponement thereof) to be convened and held to consider, and if thought fit, approve the NortonLifeLock Stockholder Matters;

“NortonLifeLock Takeover Proposal” means any bona fide written proposal made by a person or group after the date of the original Agreement to enter into a NortonLifeLock Alternative Proposal, with all references to 20 per cent. in the definition of NortonLifeLock Alternative Proposal being treated as references to 50 per cent. for these purposes, that: (i) did not result from a breach of Clause 5.1; (ii) is on terms that the NortonLifeLock Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be more favourable from a financial point of view to the NortonLifeLock Stockholders than the Transaction, taking into account all relevant factors; and (iii) is reasonably likely to be capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal;

“Offer” has the meaning given to it in Recital (B) and reference to “Offer” also includes any increased, renewed or revised offer;

“Offer Document” means, if NortonLifeLock and/or Bidco elects to implement the Transaction by means of an Offer, the document setting out (amongst other things) details of the Transaction and the full terms and conditions of the Offer, to be sent to (among others) the Avast Shareholders, including any revised or supplementary offer document;

“Panel” means the UK Panel on Takeovers and Mergers;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Agreement or the transactions contemplated hereby, whether contractual or non-contractual;

“Proxy Approval” means the first Business Day after NortonLifeLock receives written confirmation from the SEC that it has no further comments on the Proxy Statement or, if the SEC has not informed NortonLifeLock that it will review the Proxy Statement, the first Business Day after the tenth day after the Proxy Statement is filed;

“Proxy Statement” means, collectively, the preliminary proxy statement and the definitive proxy statement of NortonLifeLock to be filed with the SEC and mailed to the NortonLifeLock Stockholders in connection with the NortonLifeLock Stockholders Meeting (including any amendments or supplements thereto);

“Qualifying NortonLifeLock Takeover Proposal” has the meaning given to it in Clause 5.2;

“Recoverable VAT Amount” has the meaning given to it in Clause 12.6;

“Regulatory Approvals” means all consents, authorisations, approvals, clearances, permissions, waivers and/or filings that are required in order to satisfy any of the Regulatory Conditions and also the expiry of all waiting periods that may need to have expired, from or under any of the laws, regulations or practices applied by any Regulatory Authority in respect of the Transaction, to satisfy any of the Regulatory Conditions and any reference to Regulatory Approvals having been “satisfied” or “obtained” shall be construed as meaning that the foregoing have been obtained or deemed to have been obtained or, in the case of waiting periods, expired in accordance with the Regulatory Condition;

“Regulatory Authority” means, any central bank, ministry, governmental, supranational (including the European Union), statutory, regulatory (including the SEC and NASDAQ) or investigative body, authority or tribunal (including any national or supranational antirust, competition or merger control authority, any sectoral ministry or regulator and foreign investment or national security review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), including the Panel;

“Regulatory Conditions” means the Conditions set out in Conditions 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12, 3.13.1, 3.13.2, 3.13.3, 3.13.4 and 3.13.5 (inclusive) of Part A of Appendix 1 to the Announcement;

“Regulatory Condition Break Payment” has the meaning given to it in Clause 12.1(b);

“Regulatory Condition Satisfaction Failure Event” has the meaning given to it in Clause 12.1(b);

“Regulatory Newswire” means, with respect to any announcement referred to in this Agreement: (i) a “regulatory information service”, as defined in the FCA Handbook, if the announcement is to be published between 7.00 a.m. and 6.30 p.m. (UK) time on any day on which the London Stock Exchange plc is open for the transaction of business; or (ii) if the announcement is to be published other than during the times described in (i), two newswire services operating in the UK, provided that an announcement published pursuant to (ii) shall be submitted for publication in the UK as soon as the regulatory information service described in (i) re-opens (in each case (a) as required by Rule 30.1(b) of the Takeover Code and (b) except where the consent of the Panel is provided with respect to an alternative means of publication);

“Relevant Third Parties” has the meaning given to it in Clause 17.7(a);

“Resolutions” means such resolutions to be proposed at the Avast General Meeting and the Court Meeting as are necessary to approve, implement and effect the Scheme and Transaction and changes to Avast’s articles of association;

“Rule 15 Letter” means the communication to be prepared by Avast and NortonLifeLock to each of the participants in the Avast Share Plans in satisfaction of NortonLifeLock’s and Bidco’s obligations under Rule 15 of the Takeover Code;

“Scheme” has the meaning given to it in Recital (B), and reference to Scheme also includes any modified, renewed or revised scheme;

“Scheme Conditions” means the Conditions relating to the Scheme becoming effective in accordance with its terms, set out in Conditions 2.1 to 2.6 (inclusive) of Part A of Appendix 1 to the Announcement;

“Scheme Document” means the circular to be sent to (amongst others) Avast Shareholders setting out (amongst other things) the details of the Transaction, the full terms and conditions of the Scheme and the explanatory statement required pursuant to Part 26 of the Companies Act and incorporating the notices convening the Court Meeting and the Avast General Meeting, including any revised or supplementary circular;

“SEC” means the US Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Sensitive Information” has the meaning given to it in Clause 3.10;

“Share Option Plan” means the Avast employee share option plan (formerly known as the Avast Holding 2014 Share Option Plan), as amended from time to time;

“Shareholder Approval Conditions” means Conditions 2.1, 2.3 and 3.1 of Part A of Appendix 1 to the Announcement or, following an Agreed Switch, any equivalent condition;

“SMP” means the Avast Share Matching Plan, as amended from time to time;

“Takeover Code” means the UK City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;

“Tax” or “Taxation” means and includes all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties and interest;

“Tax Authority” means any governmental or other authority competent to impose Taxation including any person, authority or body responsible for collection of Tax; and

“Transaction” means the proposed combination of the NortonLifeLock Group with the Avast Group, which is proposed to be effected by Bidco (or another member of the NortonLifeLock Group) acquiring the entire issued and to be issued share capital of Avast.

1.2	Except where expressly provided to the contrary or the context otherwise requires, words and expressions defined in the Announcement have the same meanings when used in this Agreement.

1.3	The Schedules form part of this Agreement and will have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement will include the Schedules.

1.4	In this Agreement, except where the context otherwise requires:

(a)	references to “this Agreement” or to “any other agreement or document referred to in this Agreement” is a reference to this Agreement or such other document or agreement as amended, varied, supplemented, replaced or novated (in each case, other than in breach of the provisions of this Agreement or such other agreement or document) from time to time;

(b)	the expression “group”, in relation to a party, means the party together with its subsidiaries and subsidiary undertakings from time to time;

(c)	the expressions “body corporate”, “holding company”, “subsidiary” and “subsidiary undertaking” shall have the meaning given in the Companies Act;

(d)	the expression “acting in concert” has the meaning given to it in the Takeover Code;

(e)	any reference in this Agreement to “Clauses” and “Schedules” are, unless otherwise stated, to clauses and schedules of and to this Agreement and references to “paragraphs” are to paragraphs of the relevant Schedule;

(f)	the expression “offer” shall have the meaning given in the Takeover Code; the expression “takeover offer” shall have the meaning given in section 974 of the Companies Act;

(g)	references to a “company” shall include any company, corporation or other body corporate, wherever and however incorporated or established;

(h)	references to “include”, “including” or “in particular” are to be construed without limitation;

(i)	references to “other” and “otherwise” shall not be limited by any foregoing words where a wider construction is possible;

(j)	references to a “person” include any individual, corporation, partnership, limited liability company, unincorporated body, firm, partnership, association, joint venture, trust, organisation, government, committee, department, authority or other body, or any agency or political subdivision thereof or any other entity, whether or not having separate legal personality and that person’s personal representatives, successors or permitted assigns;

(k)	a reference to “writing” or “written” means any method of reproducing words in a legible form and shall include e-mail but shall exclude writing in a transitory form;

(l)	headings and the table of contents are for convenience only and shall not affect the interpretation of this Agreement;

(m)	unless the context otherwise requires, words in the singular include the plural (and vice versa) and references to any gender includes references to all other genders;

(n)	references in this Agreement to any statute or statutory provision or to any secondary legislation made thereunder shall be construed as a reference to such primary or secondary legislation as the same may have been, or may from time to time be, amended, varied, supplemented, replaced or re-enacted, provided, that as between the parties, no such amendment, variation, supplement, replacement or re-enactment shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(o)	(i) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and (ii) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(p)	references to times are to London time (unless otherwise expressly stated); and

(q)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day.

2.	Effectiveness and the Terms of the Transaction

2.1	The obligations of the parties under this Agreement (other than Clause 1, this Clause 2.1 and Clauses 15 to 17 (inclusive)) shall be conditional on the release of the Announcement via a Regulatory Newswire at or before 11.59 p.m. on the date of the original Agreement, or such later time and date as the parties may agree (and, where required by the Takeover Code, approved by the Panel). Clause 1, this Clause 2.1 and Clauses 15 to 17 (inclusive) shall take effect on and from the execution of this Agreement.

2.2	The terms of the Transaction shall be as set out in the Announcement, together with such other terms as may otherwise be agreed by the parties in writing (save in the case solely of an increase in the consideration to be paid to Avast Shareholders under the terms of the Transaction, which will be at the absolute discretion of NortonLifeLock and Bidco) and, where required by the Takeover Code, approved by the Panel. The terms of the Transaction at the date of posting of the Scheme Document shall be as set out in the Scheme Document and any form of election. Should NortonLifeLock and/or Bidco elect to implement the Transaction by way of an Offer in accordance with Clause 9, the terms of the Transaction shall be set out in the announcement made in accordance with Rule 2.7 of the Takeover Code of the switch to an Offer, and in the Offer Document and any form of acceptance and form of election.

2.3	Each of NortonLifeLock and Bidco shall use all reasonable endeavours to take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with Avast in doing, all things necessary, proper or advisable to consummate and make effective, as soon as reasonably practicable and in any event prior to the Long Stop Date, the transactions contemplated hereby, including the satisfaction of the condition specified in Clause 2.1.

3.	Regulatory Conditions and Other Clearances

3.1	Notwithstanding anything to the contrary in this Agreement but taking due account of its legal obligations with respect to the Regulatory Approvals, NortonLifeLock will have the right to: (a) determine the strategy to be pursued for: (i) obtaining the Regulatory Approvals; and (ii) satisfying the Regulatory Conditions; (b) lead all meetings and communications (including any negotiations) with any Regulatory Authority in connection with obtaining the Regulatory Approvals; and (c) control the defence and settlement of any litigation, action, suit, investigation of proceeding brought by or before any Regulatory Authority in connection with the Regulatory Approvals. NortonLifeLock shall consult with Avast in good faith and in a reasonable manner and shall take into account the views and comments of Avast and its professional advisers, in connection with the foregoing, on the basis set out in this Clause 3. For the avoidance of doubt, the matters described in this Clause 3.1 shall not impose any obligations on Avast or NortonLifeLock other than those expressly set out in this Clause 3 and Clause 12.

3.2	Each of the parties undertakes to the other parties to cooperate with each other and their respective professional advisers, and NortonLifeLock and Bidco each undertake to use all reasonable endeavours, to obtain any Regulatory Approvals which are required to implement the Transaction in substantially the form contemplated by the Announcement (provided, that Avast’s obligations under this Clause 3.2 shall be limited to actions that are permitted under Rule 21.2(b)(iii) of the Takeover Code).

3.3	NortonLifeLock and Bidco shall have primary responsibility for obtaining all Regulatory Approvals in respect of the Transaction, save in respect of any Regulatory Approvals (if any) that Avast is required to obtain solely on its own account, in respect of which Avast shall procure that the content of all relevant filings submitted by Avast shall (i) be consistent with the strategy determined by NortonLifeLock in accordance with Clause 3.1 and (ii) incorporate the views and comments of NortonLifeLock and its professional advisers in connection with the foregoing and consistent with Clause 3.1.

3.4	Where NortonLifeLock and/or Bidco is (or are) responsible for obtaining any Regulatory Approvals under any Law (or as soon as it is agreed by the parties, acting reasonably and in good faith, that a Regulatory Approval has become applicable), NortonLifeLock and Bidco shall:

(a)	as promptly as reasonably practicable, but in no event later than the thirtieth Business Day following the date of the original Agreement or as otherwise agreed between the parties acting reasonably and in good faith, take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any such Law in connection with this Agreement and the transactions contemplated hereby provided, that if it is customary in connection with any Regulatory Approval to make a draft filing in advance of such filing, such 30 Business Day period shall apply to the first draft filing, with the filing to be filed as soon as reasonably practicable after the draft filing has been filed;

(b)	use all reasonable endeavours to obtain the Regulatory Approvals prior to the Long Stop Date;

(c)	as promptly as reasonably practicable, comply with (or seek to reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Regulatory Authority; and

(d)	subject to Clauses 3.1, 3.10 and 3.12, consult and cooperate with Avast, and incorporate reasonable comments from Avast, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Law. For the avoidance of doubt, but subject to Clause 3.1, NortonLifeLock and/or Bidco will not make any filings in connection with any Regulatory Approvals without the prior written consent of Avast, such consent not to be unreasonably withheld or delayed.

3.5	Where Avast is responsible for obtaining any Regulatory Approvals under any Law (or as soon as it is agreed by the parties, acting reasonably and in good faith, that a Regulatory Approval has become applicable), Avast shall:

(a)	as promptly as reasonably practicable, but in no event later than the thirtieth Business Day following the date of the original Agreement or as otherwise agreed between the parties acting reasonably and in good faith, take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any such Law in connection with this Agreement and the transactions contemplated hereby (including determining the content of such filings, provided that Avast shall procure that the content of all relevant filings submitted by Avast shall (i) be consistent with the strategy determined by NortonLifeLock in accordance with Clause 3.1 and (ii) incorporate the views and comments of NortonLifeLock and its professional advisers in connection with the foregoing and consistent with Clause 3.1); provided, that if it is customary in connection with any Regulatory Approval to make a draft filing in advance of such filing, such 30 Business Day period shall apply to the first draft filing, with the filing to be filed as soon as reasonably practicable after the draft filing has been filed; and

(b)	subject to Clauses 3.1, 3.10 and 3.12, consult and cooperate with NortonLifeLock and incorporate reasonable comments from NortonLifeLock, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Law.

3.6	Each of NortonLifeLock, Bidco and Avast will, in each case save as stipulated or required by the relevant Regulatory Authority, promptly notify each other of any written communication made to or received by either NortonLifeLock, Bidco and/or Avast, as the case may be, from any Regulatory Authority regarding the Transaction, and, subject to Clauses 3.1, 3.10 and 3.12, to any stipulation or requirement of a Regulatory Authority, and to the impact of any Law, if practicable, permit the other party to review in advance any proposed written communication to any such Regulatory Authority and incorporate the other party’s reasonable comments, not agree to participate in any substantive meeting or discussion with any such Regulatory Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transaction unless (to the extent permitted by Law), it consults (acting reasonably and in good faith) with the other party in advance and, to the extent permitted by such Regulatory Authority, gives the other party the opportunity to attend, and furnish the other party with copies of all material correspondence, filings and written communications between them and their Affiliates and their respective representatives on one hand and any such Regulatory Authority or its respective staff on the other hand, with respect to this Agreement and the Transaction.

3.7	Each of NortonLifeLock, Bidco and Avast undertakes, to the extent not prohibited by Law, to keep each other reasonably informed of its progress in respect of obtaining each Regulatory Approval and any developments which are material to the obtaining of each Regulatory Approval (in each case, save in respect of any Regulatory Approvals (if any) that the other party is required to obtain on its own account).

3.8	NortonLifeLock and/or Bidco shall be responsible for paying any filing, administrative or other similar fees levied by any Regulatory Authority in respect of the Regulatory Approvals, unless such fees are payable by Avast as specified by Law.

3.9	NortonLifeLock shall not, and shall cause other members of the NortonLifeLock Group not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organisation or division thereof, or otherwise acquire or agree to acquire any assets or enter into any licensing arrangement or other arrangement or collaboration with a third party, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger, consolidation, arrangement, licensing arrangement or collaboration could reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Regulatory Authority necessary to obtain any Regulatory Approvals, or the expiration or termination of any applicable waiting period.

3.10	If a provision of this Agreement obliges NortonLifeLock, Bidco or Avast (the “disclosing party”) to disclose any information to the other:

(a)	that is personally identifiable information of a shareholder, director, officer or employee of the disclosing party or any member of its group, unless that information can reasonably be anonymised (in which case the disclosing party will provide the relevant information on an anonymous basis);

(b)	which the disclosing party reasonably considers to be commercially or competitively sensitive;

(c)	which the disclosing party is prohibited from disclosing by Law or the terms of an existing contract; or

(d)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege)

3.11	(together “Sensitive Information”), the disclosing party will, to the extent permitted by Law, disclose the relevant information to the other party on an outside counsel or retained expert only basis pursuant to the Clean Team and Joint Defence Agreement.

3.12	No party will be required to disclose information to another party under this Clause 3 if and to the extent such disclosure would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interests, and such information may be provided by the disclosing party directly to the Regulatory Authority and, in such circumstances, the disclosing party will provide, or procure the provision to the other party or parties of a non-confidential version of such information.

3.13	NortonLifeLock, Bidco and Avast each acknowledge and agree that, for the purposes of this Clause 3, all reasonable endeavours shall require NortonLifeLock and Bidco to take, or agree to take, all actions necessary to obtain the Regulatory Approvals and to satisfy the Regulatory Conditions required to implement the Transaction in substantially the form contemplated by the Announcement (including accepting any relevant remedies or required disposals), in each case except to the extent that such actions would, individually or in the aggregate, be of material significance to NortonLifeLock and Bidco in the context of the Transaction (as such material significance standard is or would fall to be determined by the Panel under the Takeover Code), in which case NortonLifeLock and Bidco shall not be required to take, or agree to take, such actions.

4.	Scheme Document and other Avast documents

4.1	Subject to Clauses 3.10 and 3.12, NortonLifeLock undertakes to (and undertakes to procure that each member of the NortonLifeLock Group will):

(a)	promptly provide to Avast (and/or its legal advisers), for the purposes of inclusion in the Scheme Document or any other document required to be produced by Avast in connection with the Transaction (including any supplementary circular), all such information about the Transaction, NortonLifeLock, the NortonLifeLock Directors, Bidco, the Bidco Directors, and the other members of the NortonLifeLock Group, as may be necessary or reasonably required (and which is or are requested on reasonable notice by Avast and/or its legal advisers) in order to satisfy the disclosure requirements of the Takeover Code, Companies Act and any other Law in connection with the preparation of the relevant document or documents;

(b)	promptly provide Avast with all such other assistance and access as may be necessary or reasonably required (and which is or are requested on reasonable notice by Avast and/or its legal advisers) in connection with the preparation of the Scheme Document or any other document required by the Takeover Code or other Law to be produced by Avast in connection with the Transaction (including any supplementary circular), including access to, and ensuring the provision of reasonable assistance by, NortonLifeLock’s relevant professional advisers; and

(c)	procure that the NortonLifeLock Directors and Bidco Directors (and any other person connected with NortonLifeLock and/or the NortonLifeLock Group), in each case to the extent required by the Panel to do so, accept responsibility for all information (including any expressions of opinion) in the Scheme Document relating to themselves (and their close relatives (as defined in the Takeover Code), related trusts and persons connected with them), the NortonLifeLock Group, NortonLifeLock concert parties, the Transaction, the financing of the Transaction, any statement of intention or belief in relation to the Transaction or NortonLifeLock’s and/or Bidco’s future plans for the Avast Group, its management and employees, any statements of opinion, belief, intention or expectation of the NortonLifeLock Directors and/or Bidco Directors in relation to the Transaction or the Combined Company following the Effective Date and any other information in the Scheme Document for which NortonLifeLock, Bidco and/or its or their respective directors is or are required to accept responsibility under the Takeover Code.

4.2	If any supplementary circular is required to be published by Avast in connection with the Scheme, NortonLifeLock shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary or reasonably required for such supplementary circular or document to comply with any Law) as Avast may reasonably request in order to prepare and publish such document.

4.3	NortonLifeLock, Bidco and Avast each agrees to correct any information provided by it for use in the Scheme Document or any other document to be prepared in connection with the Transaction to the extent that such information has become false or misleading, and to notify the other party or parties as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

4.4	Each of the parties agrees that the posting of the Scheme Document is anticipated to occur at or around the same time as the publication of the Proxy Statement and the NortonLifeLock Prospectus, or otherwise in accordance with the timetable agreed in writing between the parties.

5.	Non-Solicitation Applicable to NortonLifeLock; Preparation of the Proxy Statement and NortonLifeLock Stockholder Approval

5.1	NortonLifeLock agrees that neither it, nor any member of the NortonLifeLock Group, shall, and that it shall use all reasonable endeavours to cause its and their respective Affiliates and representatives not to, directly or indirectly from the date of the original Agreement until the earlier of the termination of this Agreement and the Effective Date, enter into, continue or participate in any discussions or negotiations regarding, or furnish any information with respect to, or otherwise cooperate in any way that could otherwise be reasonably expected to lead to, a NortonLifeLock Alternative Proposal, except to notify such person of the existence of NortonLifeLock’s obligations under this Clause 5.1. Upon the execution and delivery of this Agreement, NortonLifeLock shall, shall cause the members of the NortonLifeLock Group to, and shall use all reasonable endeavours to cause its and their respective Affiliates and representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to any NortonLifeLock Alternative Proposal or any enquiry or proposal that may reasonably be expected to lead to a NortonLifeLock Alternative Proposal.

5.2	Notwithstanding anything to the contrary contained in Clause 5.1 or any other provision of this Agreement, if at any time after the execution of this Agreement and prior to obtaining the NortonLifeLock Stockholder Approval, any member of the NortonLifeLock Group or any of their respective representatives receives a bona fide, unsolicited NortonLifeLock Alternative

Proposal, which NortonLifeLock Alternative Proposal did not result from a breach by NortonLifeLock or a member of the NortonLifeLock Group of Clause 5.1, then in response to such NortonLifeLock Alternative Proposal: (i) NortonLifeLock and its representatives may contact the person or group that made such NortonLifeLock Alternative Proposal to clarify the terms and conditions thereof or to request that such NortonLifeLock Alternative Proposal made orally be made in writing; and (ii) if the NortonLifeLock Board determines in good faith (after consultation with its outside legal counsel and financial advisers) that such NortonLifeLock Alternative Proposal constitutes or would reasonably be expected to lead to a NortonLifeLock Takeover Proposal from the person or group submitting such NortonLifeLock Alternative Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the NortonLifeLock Directors’ fiduciary duties under Law (a “Qualifying NortonLifeLock Takeover Proposal”), NortonLifeLock may (A) enter into an confidentiality agreement with such person or group making the Qualifying NortonLifeLock Takeover Proposal and thereafter furnish information (including non-public information) with respect to the NortonLifeLock Group to such person or group and its representatives pursuant to such confidentiality agreement so long as, prior to or substantially concurrently with the time such information is provided or made available to such person or group or any of its representatives, NortonLifeLock also provides Avast any information furnished to such person or group or any of its representatives which was not previously furnished to Avast; and (B) engage in or otherwise participate in discussions or negotiations with such person or group and its representatives regarding such Qualifying NortonLifeLock Takeover Proposal.

5.3	NortonLifeLock undertakes to Avast to:

(a)	subject to Avast complying with its obligations under Clause 5.4, as promptly as reasonably practicable after the date of the original Agreement, and in any event no later than 25 Business Days following the date of the original Agreement, prepare and cause to be filed with the SEC a preliminary Proxy Statement;

(b)	provide Avast and its legal counsel with reasonable opportunity to review and comment on: (i) drafts of the Proxy Statement and any other document to be sent by NortonLifeLock to the NortonLifeLock Stockholders in connection with the NortonLifeLock Stockholder Approval (the “NortonLifeLock Documents”) before filing any such draft with the SEC or transmitting it to NortonLifeLock Stockholders, as applicable; and (ii) any response to comments received from the SEC. NortonLifeLock shall in good faith consider all comments reasonably and promptly proposed by Avast or its legal counsel in relation to the NortonLifeLock Documents;

(c)	as promptly as reasonably practicable, notify Avast and provide copies of any material communications sent to or received from the SEC in relation to the Proxy Statement;

(d)	as soon as reasonably practicable, respond to any comments received from the SEC concerning the Proxy Statement and use its best endeavours to resolve such comments with the SEC as promptly as reasonably practicable;

(e)	use its best endeavours to obtain the Proxy Approval as soon as reasonably practicable after the date of the original Agreement;

(f)	other than in the circumstances specified in Clause 5.7, through the NortonLifeLock Board, make the NortonLifeLock Board Recommendation to the NortonLifeLock Shareholders and include the NortonLifeLock Board Recommendation in the Proxy Statement;

(g)	other than in the circumstances specified in Clause 5.7, not make a NortonLifeLock Board Recommendation Change;

(h)	transmit the Proxy Statement to NortonLifeLock Stockholders and establish a record date for, call and give notice of the NortonLifeLock Stockholders Meeting as promptly as reasonably practicable after receipt of the Proxy Approval;

(i)	in accordance with Law, NortonLifeLock’s certificate of incorporation, bylaws and the rules of NASDAQ, convene and hold the NortonLifeLock Stockholders Meeting as promptly as reasonably practicable and, to the extent reasonably practicable, on the same day as the Avast General Meeting and Court Meeting; provided, however, that NortonLifeLock may, without the prior written consent of Avast, adjourn or postpone the NortonLifeLock Stockholders Meeting:

(i)	if as of the time for which the NortonLifeLock Stockholders Meeting is originally scheduled (as set forth in the definitive Proxy Statement) there are insufficient NortonLifeLock Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the NortonLifeLock Stockholders Meeting;

(ii)	after consultation with Avast, if the failure to adjourn or postpone the NortonLifeLock Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement;

(iii)	after consultation with Avast, not more than twice, each time not to exceed 10 Business Days, to solicit additional proxies if necessary to obtain the NortonLifeLock Stockholder Approval; or

(iv)	if necessary, due to an adjournment of the Avast General Meeting and Court Meeting to ensure that the NortonLifeLock Stockholders Meeting is held on the same day as the Avast General Meeting and Court Meeting,

(v)	it being acknowledged and agreed that NortonLifeLock shall not be able to invoke the Shareholder Approval Condition at Condition 3.1 where the applicable meetings have not been held by the applicable long stop date set out in the Scheme Document solely as a result of the NortonLifeLock Stockholders Meeting not yet having been held;

(j)	unless NortonLifeLock has effected a NortonLifeLock Board Recommendation Change in accordance with Clause 5.7, use all reasonable endeavours to obtain the NortonLifeLock Stockholder Approval, including using all reasonable endeavours to solicit from NortonLifeLock Stockholders proxies in favour of the NortonLifeLock Stockholder Approval;

(k)	use all reasonable endeavours to cause all New NortonLifeLock Shares to be issued to Avast Shareholders pursuant to the Scheme or Offer (as the case may be) to be approved for listing on NASDAQ, subject only to official notice of issuance, prior to the Effective Date;

(l)	for so long as the Transaction is being implemented by way of the Scheme, use all reasonable endeavours to cause all New NortonLifeLock Shares issued to Avast Shareholders upon the Scheme becoming effective to be issued in reliance on an exemption from the registration requirements of the Securities Act; and

(m)	procure that the New NortonLifeLock Shares to be issued to Avast Shareholders pursuant to the Scheme or the Offer (as the case may be) shall be issued and credited as fully paid and rank pari passu with all other NortonLifeLock Shares.

5.4	Subject to Clauses 3.10 and 3.12, Avast undertakes to (and undertakes to procure that each member of the Avast Group will):

(a)	promptly provide to NortonLifeLock (and/or its legal advisers), for the purposes of inclusion in the Proxy Statement or any other document required to be produced by NortonLifeLock in connection with the Transaction (including any amendment or supplement thereto), all such information about the Transaction, Avast, the Avast Directors and the other members of the Avast Group as may be necessary or reasonably required (and which is or are requested on reasonable notice by NortonLifeLock and/or its legal advisers) in order to satisfy the disclosure requirements of the Exchange Act, NASDAQ and any other Law in connection with the preparation of the relevant document or documents;

(b)	promptly provide NortonLifeLock with all such other assistance and access as may be necessary or reasonably required (and requested on reasonable notice by NortonLifeLock and/or its legal advisers) in connection with the preparation of the Proxy Statement or any other document required by the Securities Act, the Exchange Act, or other Law to be produced by NortonLifeLock in connection with the Transaction (including any amendment or supplement thereto), including access to, and ensuring the provision of reasonable assistance by, Avast’s relevant professional advisers; and

(c)	co-operate with, and provide reasonable assistance to, NortonLifeLock in relation to the preparation of the Proxy Statement and the resolution of comments received from the SEC in respect of it.

5.5	If any amendment or supplement is required by Law to be published by NortonLifeLock in connection with the Proxy Statement, Avast shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary or reasonably required for such supplement or document to comply with any Law) as NortonLifeLock may reasonably request in order to prepare and publish such document.

5.6	Avast and NortonLifeLock each agree to correct any information provided by them for use in the Proxy Statement or any other document to be prepared in connection with the Transaction to the extent that such information has become false or misleading as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

5.7	Notwithstanding any other provision of this Agreement, at any time prior to the NortonLifeLock Stockholder Approval, solely in response to either (x) a bona fide, unsolicited NortonLifeLock Alternative Proposal that has been made and not withdrawn or (y) a NortonLifeLock Intervening Event that is continuing, the NortonLifeLock Board may make or announce a NortonLifeLock Board Recommendation Change if it determines, acting in good faith: (i) with respect to such a NortonLifeLock Alternative Proposal, after consultation with its financial advisors and outside legal counsel, such NortonLifeLock Alternative Proposal constitutes a NortonLifeLock Takeover Proposal; and (ii) with respect to such a NortonLifeLock Alternative Proposal or such a NortonLifeLock Intervening Event, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the NortonLifeLock Directors’ fiduciary duties under Law; provided, however, that NortonLifeLock and the NortonLifeLock Board shall not be entitled to make a NortonLifeLock Board Recommendation Change as contemplated by this Clause 5.7 unless:

(a)	NortonLifeLock has given Avast at least five Business Days’ prior written notice of its intention to take such action (the five business days following such written notice being the “Match Period”);

(b)	NortonLifeLock has sought to negotiate in good faith (and has caused its representatives to seek to negotiate) with Avast during the Match Period, if and to the extent Avast wishes to negotiate, to enable Avast to propose and/or the parties to agree revisions to the terms of this Agreement and (subject to the parties’ obligations under Law and any requirement, consent or direction of the Panel or any other Regulatory Authority) to the terms of the Transaction; and

(c)	following the end of the Match Period, the NortonLifeLock Board shall have considered in good faith any revised terms proposed by Avast and/or agreed in accordance with Clause 5.7(b), and shall have determined: (x) solely with respect to a NortonLifeLock Alternative Proposal, after consultation with its financial advisors and outside legal counsel, that such NortonLifeLock Alternative Proposal would continue to constitute a NortonLifeLock Takeover Proposal if the revisions proposed by Avast were to be given effect; and (y) with respect to a NortonLifeLock Alternative Proposal or a NortonLifeLock Intervening Event, after consultation with its outside legal counsel, that the failure to make a NortonLifeLock Board Recommendation Change would reasonably be expected to be inconsistent with the NortonLifeLock Directors’ fiduciary duties under Law (it being understood and agreed that, if applicable, any amendment to the financial terms or any other material term of any NortonLifeLock Takeover Proposal to which any Match Period relates shall require a new notice and a new Match Period, provided, that such Match Period shall be a two Business Day period for the purposes of Clause 5.7(a) and thereafter the remainder of this Clause 5.7 rather than five Business Days).

5.8	Nothing contained in this Agreement shall prohibit or restrict NortonLifeLock or the NortonLifeLock Directors from taking and disclosing to the NortonLifeLock Stockholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (provided, however, that any such disclosure which constitutes a NortonLifeLock Board Recommendation Change shall be subject to the terms of Clause 5.3(g) and Clause 5.7).

5.9	NortonLifeLock shall promptly (and in any event within 48 hours of the occurrence or receipt thereof) notify, orally and in writing, Avast in the event that any NortonLifeLock Alternative Proposal is received by NortonLifeLock or any member of the NortonLifeLock Group, and shall disclose to Avast the material terms and conditions of any such NortonLifeLock Alternative Proposal and the identity of the Person or group making such NortonLifeLock Alternative Proposal (and shall include with such notice unredacted copies of any written materials received from or on behalf of such Person relating to such NortonLifeLock Alternative Proposal, and NortonLifeLock shall promptly, and, in any event within 48 hours of the occurrence or receipt thereof, keep Avast informed of any material oral or written communications regarding, and any material developments with respect to the status and terms of, any such NortonLifeLock Alternative Proposal and shall provide to Avast unredacted copies of all written materials related thereto.

6.	NortonLifeLock Prospectus

6.1	NortonLifeLock undertakes to Avast to:

(a)	use all reasonable endeavours to prepare and submit a draft of the NortonLifeLock Prospectus for review and comment by the FCA as promptly as reasonably practicable after the date of the original Agreement and in any event within 30 Business Days after the date of the original Agreement;

(b)	provide, or procure the provision of, to Avast (or its advisers) draft copies of the NortonLifeLock Prospectus and material communications sent to the FCA by or on behalf of NortonLifeLock in relation to the NortonLifeLock Prospectus, at such time as will allow Avast a reasonable opportunity to provide comments on the NortonLifeLock Prospectus and such communications before they are submitted or sent;

(c)	incorporate reasonable comments from Avast or its legal counsel in relation to the NortonLifeLock Prospectus, including any written responses to comments on drafts thereof received from the FCA;

(d)	promptly provide Avast or its legal advisers with copies of any material communications sent to or received from the FCA in relation to the NortonLifeLock Prospectus;

(e)	promptly respond to any comments received from the FCA concerning the NortonLifeLock Prospectus and shall use all reasonable endeavours to resolve such comments with the FCA as promptly as possible;

(f)	keep Avast or its legal advisers informed promptly of developments which are material in relation to the NortonLifeLock Prospectus and the approval of the NortonLifeLock Prospectus by the FCA;

(g)	use all reasonable endeavours to obtain the approval of the NortonLifeLock Prospectus by the FCA as soon as reasonably practicable after the date of the original Agreement; and

(h)	use all reasonable endeavours to cause the NortonLifeLock Prospectus to be dispatched and published (subject to approval from the FCA to do the same) on the date that each of the Scheme Document and the Proxy Statement are published and dispatched.

6.2	Avast undertakes to provide, and to procure that those of the Avast Directors who will be appointed as directors of the Combined Company with effect from the Effective Date provide, NortonLifeLock with all such information about itself, the Avast Group and its directors (including information regarding such Avast Directors, and including all requisite financial information and reports) as may be reasonably requested and which is required for the purpose of inclusion in the NortonLifeLock Prospectus, and to provide all other assistance which may reasonably be required in connection with the preparation of the NortonLifeLock Prospectus to the standard that is required for NortonLifeLock to meet its legal and regulatory obligations in relation to the preparation of the NortonLifeLock Prospectus.

6.3	Avast and NortonLifeLock each agree to correct any information provided for use in the NortonLifeLock Prospectus to the extent that such information has become false or misleading as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

7.	Implementation of the Scheme

7.1	NortonLifeLock and Bidco each undertakes to Avast:

(a)	save in respect of NortonLifeLock and Bidco’s obligations with respect to obtaining the Regulatory Approvals, which shall be determined in accordance with Clause 3, to co-operate with Avast and its advisers and to take or cause to be taken all such steps as are permissible by the Takeover Code and Law and are within its power that are necessary or reasonably requested by Avast to implement the Transaction in accordance with, and subject to the terms and conditions set out in, this Agreement, the Announcement and the Scheme Document (or, following an Agreed Switch, the Offer Document);

(b)	that neither NortonLifeLock nor Bidco will object to the Court Sanction Hearing being convened as soon as reasonably practicable after the satisfaction or waiver of the Regulatory Conditions and the Shareholder Approval Conditions;

(c)	that before the Court Sanction Hearing, NortonLifeLock and/or Bidco shall deliver a notice in writing to Avast confirming either:

(i)	the satisfaction or waiver of all Conditions (other than the Scheme Condition capable of being satisfied only upon or following the sanction of the Scheme by the Court), as contemplated by Section 3(g)(i) of Appendix 7 to the Takeover Code; or

(ii)	NortonLifeLock’s and/or Bidco’s intention to invoke a Condition (if permitted by the Panel as contemplated in Section 3 of Appendix 7 to the Takeover Code), in which case NortonLifeLock and/or Bidco shall promptly provide Avast with details of the event which has occurred, or circumstances which have arisen, which NortonLifeLock and/or Bidco reasonably considers to be sufficiently material for the Panel to permit NortonLifeLock and/or Bidco to invoke the Condition (and, if such matter is capable of remedy by Avast, shall provide Avast with reasonable opportunity to remedy such matter); and

(d)	to the extent that all the Conditions (other than the Scheme Condition capable of being satisfied only upon or following the sanction of the Scheme by the Court) have been satisfied or, where permissible, waived on or before the date of the Court Sanction Hearing, NortonLifeLock and/or Bidco shall, as contemplated by Section 3(g)(ii) of Appendix 7 to the Takeover Code, instruct counsel to appear on NortonLifeLock’s and/or Bidco’s behalf at the Court Sanction Hearing and to undertake to the Court to be bound by the terms of the Scheme in so far as it relates to NortonLifeLock and/or Bidco.

7.2	If NortonLifeLock and/or Bidco becomes aware, after the publication of the Scheme Document, of any fact, matter or circumstance that is (in NortonLifeLock’s reasonable opinion likely to (i) significantly change the Scheme timetable or (ii) applying the test set out in Rule 13.5 of the Takeover Code, permit NortonLifeLock and/or Bidco to invoke any of the Conditions, NortonLifeLock shall (subject to Law) inform Avast of the same as soon as reasonably practicable, providing reasonable details of such fact, matter or circumstance.

8.	NortonLifeLock Conduct of Business

8.1	Except: (i) with the prior written consent of Avast (not to be unreasonably withheld, conditioned or delayed); (ii) as required by Law; or (iii) as expressly contemplated by this Agreement or the Announcement, NortonLifeLock shall not (and shall procure that no member of the NortonLifeLock Group shall) before the Effective Date:

(a)	split, combine, consolidate, sub-divide, reclassify, redeem, cancel or repurchase any NortonLifeLock Shares or any shares of capital stock, voting securities or equity interests of NortonLifeLock or any securities convertible into, or rights to acquire, shares of capital stock, voting securities or equity interests of NortonLifeLock or which otherwise refer to the value of shares of capital stock of NortonLifeLock, other than:

(i)	the repurchase, redemption or acquisition of NortonLifeLock Shares in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of equity awards or the forfeiture of equity awards; or

(ii)	any redemption, cancellation or repurchase of any NortonLifeLock Convertible Notes;

(b)	other than the Agreed NortonLifeLock Dividends and (to the extent otherwise restricted by this Clause 8.1(b)) any dividends or distributions payable pursuant to the terms of the NortonLifeLock Convertible Notes, authorise, declare or pay any dividends on or make any distribution in cash or otherwise with respect to NortonLifeLock Shares or any securities referred to in Clause 8.1(a) above, except dividends or distributions with a record date after the Effective Date so that, after the Transaction is completed, the New NortonLifeLock Shares will rank pari passu with all other NortonLifeLock Shares with respect to participation in such dividend or other distribution;

(c)	amend its organisational documents in a manner likely to have a material adverse effect for Avast Shareholders who are due to receive NortonLifeLock Stock pursuant to the Transaction;

(d)	solely with respect to NortonLifeLock, adopt a plan of complete or partial liquidation or dissolution;

(e)	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material assets (including shares in the capital of its or their material subsidiaries and including material intellectual property) on any basis, other than (i) for transactions conducted with a third party on a bona fide arm’s length basis; (ii) for transactions solely between members of the NortonLifeLock Group; (iii) in the case of any licensing arrangements, in the ordinary course of business; or (iv) liens securing NortonLifeLock Group’s obligations under any of its financing agreements;

(f)	delist the NortonLifeLock Shares from NASDAQ; or

(g)	agree, resolve, commit or announce its intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

8.2	If NortonLifeLock determines to make, pay or declare any dividend or distribution (excluding, for clarity, any dividend or distribution on the NortonLifeLock Convertible Notes) other than, or in excess of, the Agreed NortonLifeLock Dividends (each of, without duplication, (i) such dividend other than an Agreed NortonLifeLock Dividend and (ii) the amount of any NortonLifeLock quarterly dividend in excess of 12.5 cents per NortonLifeLock Share, an “Excess NortonLifeLock Dividend”):

(a)	NortonLifeLock shall give Avast not less than five Business Days’ prior notice in writing of its intention to pay an Excess NortonLifeLock Dividend (an “Excess NortonLifeLock Dividend Notice”), which notice shall include the proposed amount of, and proposed payment date for, the Excess NortonLifeLock Dividend; and

(b)	NortonLifeLock and Bidco shall increase the cash consideration per Avast Share payable under each of the Majority Cash Option and the Majority Stock Option by an amount equal to: (i) the amount of the relevant Excess NortonLifeLock Dividend (expressed on a per NortonLifeLock Share basis) multiplied by (ii) in the case of the Majority Cash Option, 0.0302, and, in the case of the Majority Stock Option, 0.1937.

9.	Switching to an Offer

9.1	The parties currently intend that the Transaction will be implemented by way of the Scheme. Notwithstanding the foregoing, and subject to the consent of the Panel, NortonLifeLock and/or

Bidco may elect to implement the Transaction by way of an Offer rather than the Scheme (prior to any termination of this Agreement), if:

(a)	Avast provides its prior written consent (an “Agreed Switch”) in which case Clause 9.2 shall apply;

(b)	without prejudice to any relevant party’s right to terminate this Agreement pursuant to Clause 15.1(c) in such circumstances, an Avast Board Recommendation Change occurs;

(c)	without prejudice to Clause 9.1(b), any of the circumstances set out in Note 2 on Section 8 of Appendix 7 of the Takeover Code applies with respect to the Transaction; or

(d)	a third party announces a firm intention to make an offer for the entire issued and to be issued share capital of Avast, provided, that NortonLifeLock and/or Bidco shall consult with Avast prior to electing to implement the Acquisition by way of an Offer in such circumstances.

9.2	In the event of an Agreed Switch, unless otherwise agreed in writing between Avast and NortonLifeLock or required by the Panel:

(a)	the acceptance condition to the Offer (the “Acceptance Condition”) shall be set at 75 per cent. of the Avast Shares to which the Offer relates, or such other lesser percentage as may be agreed in writing between Avast and NortonLifeLock after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent. of the Avast Shares to which the Offer relates;

(b)	NortonLifeLock shall not take any action (including, if applicable, NortonLifeLock and/or Bidco serving any Acceptance Condition Invocation Notice) which would cause the Offer not to proceed, to lapse or to be withdrawn, in each case by reason of the non-fulfilment of the Acceptance Condition before the 60th day after publication of the Offer Document and NortonLifeLock shall ensure that the Offer remains open until at least such time;

(c)	NortonLifeLock shall ensure that the only conditions to the Offer shall be the Conditions, subject to replacing the Scheme Conditions with the Acceptance Condition;

(d)	where a material official authorisation or regulatory clearance remains outstanding, NortonLifeLock and Avast shall ensure that appropriate steps are taken to suspend the offer timetable by 5:00 p.m. on the second day prior to Day 39 (including, if applicable, making a joint request to the Panel pursuant to Rule 31.4(a)(i) of the Takeover Code in respect of such a suspension);

(e)	if and to the extent that the Long Stop Date ceases to apply, NortonLifeLock shall, in accordance with the Takeover Code, agree with Avast a new long stop date by which the Offer must become unconditional;

(f)	NortonLifeLock shall keep Avast informed, on a regular and confidential basis and in any event by the next Business Day following a request from Avast, of the number of Avast Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms;

(g)	the parties agree that all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Offer or its implementation mutatis mutandis; and

(h)	NortonLifeLock shall:

(i)	prepare the Offer Document and shall consult with Avast in relation to it;

(ii)	submit drafts and revised drafts of the Offer Document to Avast for review and comment and shall take into account any reasonable comments from Avast;

(iii)	seek to obtain Avast’s approval for any information relating to Avast in the Offer Document before it is posted or published and afford Avast sufficient time to consider such information in order to give its approval (without prejudice to Avast’s ability to make an Avast Board Recommendation Change, such approval not to be unreasonably withheld, conditioned or delayed);

(iv)	make all necessary filings (if any) with the SEC with respect to such Offer and comply with all applicable rules and regulations under the Securities Act and the Exchange Act including Regulation 14E and the rules promulgated thereunder; and

(v)	if a registration statement on Form S-4 is filed with the SEC in connection with the Offer, (A) cause such registration statement to become effective as promptly as practicable following its filing; (B) resolve any comments from the SEC as promptly as practicable following receipt; and (C) keep such registration statement effective as long as is necessary to consummate the Offer.

10.	Employee Share Plans

10.1	The provisions of Schedule 2 (Avast Share Plans) with respect to certain employee-related matters will be implemented in accordance with that Schedule.

11.	Directors’ and Officers’ Insurance and POSI

11.1	If and to the extent such obligations are permitted by Law, for six years after the Effective Date, NortonLifeLock shall procure that the members of the Avast Group indemnify their respective directors, officers and Indemnified Executives, and to advance their costs and expenses, in each case to the extent provided in the respective governing documents and indemnification or similar agreements to which Avast or any other member of the Avast Group is a party or bound and with respect to matters existing or occurring before the Effective Date. Promptly following the Effective Date, NortonLifeLock shall enter into indemnification or similar agreements with the Avast Directors appointed to the NortonLifeLock Board on terms and conditions substantially similar to indemnification or similar agreements between NortonLifeLock and the other NortonLifeLock Directors.

11.2	With effect from the Effective Date, NortonLifeLock shall procure the provision of directors’ and officers’ liability insurance cover for both current and former directors, officers and Indemnified Executives of the Avast Group, including directors, officers and Indemnified Executives who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the Effective Date, in the form of run-off cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Avast Group’s directors’ and officers’ liability insurance as at the date of the original Agreement; provided, however, that in no event shall NortonLifeLock be required to spend or commit to spend for such policies an amount in aggregate in excess of the Maximum Premium, and if the cost of such policies exceeds such amount, NortonLifeLock shall obtain a policy with the greatest coverage available for an aggregate cost not exceeding the Maximum Premium.

11.3	If NortonLifeLock fails to put in place run-off insurance cover as described in Clause 11.2 by the earlier of: (i) 30 November 2021; or (ii) the date falling 14 days after posting of the Scheme Document; and/or if Avast reasonably considers that the terms of the run-off cover which NortonLifeLock intends to put in place with effect from the Effective Date are less favourable (in the aggregate) to those provided under the Avast Group’s directors’ and officers’ liability insurance as at the date of the original Agreement and it informs NortonLifeLock of the same:

(a)	NortonLifeLock shall be released from its obligation to procure the provision of directors' and officers’ insurance in accordance with this Clause 11.3; and

(b)	Avast shall be entitled to purchase its own comparable run-off cover, provided, that the aggregate premium payable in respect of such run-off cover for the full six year period referred to above shall not exceed an aggregate amount of $4,000,000 (such amount, the “Maximum Premium”).

11.4	Prior to publication of the NortonLifeLock Prospectus, NortonLifeLock shall use its reasonable endeavours to obtain public offering of securities insurance cover for financial loss or liability arising from any prospectus claim made against any director, prospective director, officer and/or employee of the Combined Company named in the NortonLifeLock Prospectus. Such insurance cover shall be with reputable insurers and shall include cover for any reputational recovery costs, public relations and crisis management expenses.

12.	Break Payments

12.1	Subject to Clauses 12.2 and 12.7, NortonLifeLock undertakes that if, on or prior to the Long Stop Date:

(a)	either (i) a NortonLifeLock Board Recommendation Change has occurred; or (ii) the NortonLifeLock Stockholders Meeting has not occurred prior to the Long Stop Date in breach of NortonLifeLock’s obligations under this Agreement, NortonLifeLock shall pay to Avast an amount equal to $300,000,000 (the “NortonLifeLock Board Recommendation Change Break Payment”), in cash, in US dollars;

(b)	either (i) Bidco and/or NortonLifeLock invokes (and is permitted by the Panel to invoke) any Regulatory Condition so as to cause the Transaction to lapse, to be withdrawn, or not to proceed; or (ii) a Regulatory Condition has not been satisfied or waived by Bidco and/or NortonLifeLock as at the Long Stop Date (each a “Regulatory Condition Satisfaction Failure Event”), NortonLifeLock shall pay to Avast an amount equal to $200,000,000 (the “Regulatory Condition Break Payment”), in cash, in US dollars; or

(c)	the NortonLifeLock Stockholders do not approve the NortonLifeLock Stockholder Matters at the NortonLifeLock Stockholders Meeting and there has been no NortonLifeLock Board Recommendation Change (the “NortonLifeLock Stockholder Approval Failure Event”), NortonLifeLock shall pay to Avast an amount equal to $100,000,000 (the “NortonLifeLock Stockholder Approval Failure Break Payment”), in cash, in US dollars,

(d)	in each case by way of compensation for any loss suffered by Avast in connection with the preparation and negotiation of the Transaction.

12.2	Notwithstanding Clause 12.1, no Break Payment shall be payable by NortonLifeLock pursuant to this Agreement if:

(a)	prior to the time the relevant Break Payment Event occurs, an Avast Board Recommendation Change has occurred (irrespective of whether or not this Agreement has been terminated pursuant to Clause 15.1(c)(i));

(b)	prior to the time the relevant Break Payment Event occurs, this Agreement has been terminated in accordance with Clauses 15.1(a) or 15.1(b);

(c)	prior to the relevant Break Payment Event occurring, this Agreement has been terminated pursuant to:

(i)	the occurrence of one or more events set out in:

(A)	Clause 15.1(c)(iii);

(B)	Clause 15.1(d);

(C)	Clause 15.1(f); or

(D)	Clause 15.1(g), except where the Scheme is not sanctioned at the Court Sanction Hearing in circumstances where Bidco, in each case with the Panel’s permission, does not intend to invoke or has not invoked a Condition as contemplated by Clause 7.1(c)(ii), and the non-sanction of the Scheme has occurred as a result of Bidco failing to deliver the notice contemplated by Clause 7.1(c)(i) by the time and date specified in Clause 7.1(c); or

(ii)	the occurrence of one or more events set out in Clauses 15.1(i) or 15.1(j), except where such termination arises as a result of a Break Payment Event (and not as a result of any other Condition that does not give rise to a Break Payment Event); or

(d)	an automatic termination event or a right to terminate this Agreement has arisen, in each case, on the Long Stop Date in the case of a Break Payment Event that is triggered on the Long Stop Date (an “Applicable Termination Right”), pursuant to:

(i)	the occurrence of one or more events set out in:

(A)	Clause 15.1(c)(iii);

(B)	Clause 15.1(c)(iv) (other than, with respect to the Regulatory Condition Break Payment or a NortonLifeLock Board Recommendation Change Break Payment, if termination or the Applicable Termination Right pursuant to Clause 15.1(c)(iv) applies due to a Break Fee Payment Event occurring (and not due to any other Condition that does not give rise to a Break Payment Event));

(C)	Clause 15.1(f); or

(D)	Clause 15.1(g), except where the Scheme is not sanctioned at the Court Sanction Hearing in circumstances where Bidco, in each case with the Panel’s permission, does not intend to invoke or has not invoked a Condition as contemplated by Clause 7.1(c)(ii), and the non-sanction of the Scheme has occurred as a result of Bidco failing to deliver the notice contemplated by Clause 7.1(c)(i) by the time and date specified in Clause 7.1(c); or

(ii)	the occurrence of one or more events set out in Clauses 15.1(i) or 15.1(j), except where such termination arises as a result of a Break Payment Event (and not as a result of any other Condition that does not give rise to a Break Payment Event); or

(e)	the relevant Break Payment Event is a Regulatory Condition Satisfaction Failure Event, in circumstances either where:

(i)	Avast has materially obstructed NortonLifeLock and Bidco from being able to obtain a Regulatory Approval (and such action(s) or non-actions(s) are a material and contributory cause of such failure to obtain such Regulatory Approval) in sufficient time to avoid a Regulatory Condition not having been satisfied as at the Long Stop Date; or

(ii)	Avast has undertaken, or entered into any agreement to undertake, or announced, after the date of the original Agreement, an acquisition of any material interest in shares, businesses or assets or any licensing arrangement or other arrangement or collaboration with a third party, and such action was a material and contributory cause of the Regulatory Condition Satisfaction Failure Event.

12.3	NortonLifeLock shall pay any Break Payment by electronic bank transfer to a bank account designated by Avast within seven days of the occurrence of the relevant Break Payment Event. For the avoidance of doubt (i) in no event shall NortonLifeLock be required to pay more than one Break Payment; and (ii) if, on the Long Stop Date, the circumstances set out in Clauses 12.1(a) and 12.1(b) have both occurred such that both the NortonLifeLock Board Recommendation Change Break Payment and Regulatory Condition Break Payment are payable, then NortonLifeLock shall only be obligated (subject to the terms of this Agreement) to make the NortonLifeLock Board Recommendation Change Break Payment.

12.4	The parties acknowledge and agree that, at the date of the original Agreement, it is not possible to ascertain the amount of the overall loss that Avast would incur as a result of a Break Payment Event and that the Break Payments represent a genuine pre-estimate by the parties of the amount of the overall loss that Avast would incur as a result of such Break Payment Event having occurred.

12.5	The parties to this Agreement intend and shall use reasonable endeavours to procure that the Break Payments are not treated for VAT purposes as consideration for a taxable supply. Each of the parties to this Agreement shall keep the other party fully informed of any correspondence with HMRC or any other Tax Authority with regard to the VAT treatment of the Break Payments, and will take into account the reasonable comments of the other party in any submissions to or correspondence with HMRC or any other Tax Authority relating to the VAT treatment of the Break Payments.

12.6	Subject to the remainder of this Clause 12.6, the Break Payments are inclusive of any applicable VAT or any other similar taxes. If, however, a Break Payment is treated by HMRC or any other Tax Authority, in whole or in part, as consideration for a taxable supply, and Avast or another member of the Avast Group is liable for VAT on that taxable supply, then to the extent that NortonLifeLock (or another member of the NortonLifeLock Group) is entitled to recover VAT due on that taxable supply from HMRC or any other Tax Authority by repayment or credit (the amount of such entitlement to repayment or credit being the “Recoverable VAT Amount”), and subject to the receipt of a valid VAT invoice, NortonLifeLock shall pay to Avast the Recoverable VAT Amount in addition to the Break Payment. To the extent HMRC or the other Tax Authority determines that NortonLifeLock (or another member of the NortonLifeLock Group) is not entitled to recover that VAT, Avast shall refund the Recoverable VAT Amount if already received by it to NortonLifeLock.

12.7	If a Break Payment is treated by HMRC or any other Tax Authority, in whole or in part, as consideration for a taxable supply, and NortonLifeLock (or another member of the NortonLifeLock Group) is liable for VAT on that taxable supply, the amount of that Break Payment shall be reduced by an amount equal to that VAT to the extent NortonLifeLock (or any other member of the NortonLifeLock Group liable for that VAT) is not entitled to recover that VAT by repayment or credit.

12.8	In the event that a Break Payment is due and payable in accordance with Clause 12.1, except with respect to fraud, Avast’s right to receive such Break Payment shall be the sole and exclusive remedy of Avast, any member of the Avast Group and any of their respective Affiliates against NortonLifeLock, any member of the NortonLifeLock Group, Bidco and any of their respective Affiliates for any and all losses and damages suffered in connection with this Agreement and the transactions contemplated by this Agreement. In no event shall NortonLifeLock be required to pay a Break Payment more than once.

12.9	In the event that a Break Payment Event has occurred as contemplated by Clause 12.1 prior to the payment of the Break Payment pursuant to Clause 12.1 of this Agreement, Avast shall provide to NortonLifeLock a properly completed and executed U.S. Internal Revenue Service Form W-8BEN-E (or applicable successor form) certifying that Avast is a publicly-traded NFFE (within the meaning of such Form W-8BEN-E) and any other documentation reasonably requested by NortonLifeLock as Avast may provide in accordance with Law to allow NortonLifeLock to establish that the withholding of Tax is not required with respect to the Break Payment.

13.	Guarantee

13.1	In consideration of Avast entering into this Agreement, NortonLifeLock irrevocably and unconditionally guarantees to Avast as principal obligor the due and punctual performance and observance by Bidco of all of its obligations under this Agreement (the “Guarantee”).

13.2	The Guarantee is to be a continuing security which shall remain in full force and effect until the obligations of Bidco under this Agreement have been fulfilled or shall have expired in accordance with the terms of this Agreement, or this Agreement has been terminated (without prejudice to the rights of any party that may have arisen prior to termination (including the payment of any Break Payment pursuant to Clause 12, if applicable)), and the Guarantee is to be in addition, and without prejudice to, and shall not merge with, any other right, remedy, guarantee or security which Avast may now or hereafter hold in respect of all or any of the obligations of Bidco under this Agreement.

13.3	The liability of NortonLifeLock under the Guarantee shall not be affected, impaired or discharged by:

(a)	any amendment, variation or modification to, or replacement of, this Agreement (save that, for the avoidance of doubt, following such amendment, variation, modification or replacement, this Guarantee shall only apply in respect of NortonLifeLock’s obligations of Bidco as so amended, varied, modified or replaced);

(b)	the taking, variation, compromise, release, refusal or neglect to perfect or enforce any rights, remedies or securities against Bidco or any other person (except to the extent that such taking, variation, compromise, release, refusal or neglect to perfect or enforce affects the obligations guaranteed hereunder); or

(c)	Bidco becoming insolvent, going into receivership or liquidation or having an administrator appointed.

13.4	The Guarantee shall constitute the primary obligations of NortonLifeLock and Avast shall not be obliged to make any demand on Bidco or any other person before enforcing its rights against NortonLifeLock under the Guarantee.

13.5	No delay or omission of Avast in exercising any right, power or privilege under the Guarantee shall impair such right, power or privilege or be construed as a waiver of such right, power or privilege nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

13.6	This Guarantee shall continue in full force and effect notwithstanding:

(a)	that any purported obligation of Bidco to Avast becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to Avast or NortonLifeLock; or

(b)	any incapacity or any change in the constitution of, or any amalgamation or reconstruction of, NortonLifeLock or Bidco or any other circumstance that might otherwise constitute a legal or equitable discharge of Bidco under this Agreement (other than payment and/or satisfaction of the obligation guaranteed hereunder).

13.7	If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any Law, the validity, legality or enforceability of the remaining provisions hereof shall not be in any way affected if impaired thereby.

14.	Announcements

Other than in connection with a NortonLifeLock Board Recommendation Change, NortonLifeLock will, insofar as it is reasonably practicable to do so, allow Avast and its advisers a reasonable opportunity to provide comments on any announcement or communication that it makes to the market in connection with the Transaction (other than any communication which does not contain any information which is not already in the public domain or any communication which directs such persons to information which is already in the public domain), and consider Avast’s reasonable comments on such announcement or communication.

15.	Termination

15.1	Subject to Clause 15.2 and without prejudice to the rights of any party that may have arisen prior to termination (including the payment of any Break Payment pursuant to Clause 12, if applicable) and, except where expressly stated to the contrary, the provisions of this Agreement shall terminate with immediate effect, and all rights and obligations of the parties under this Agreement shall cease forthwith:

(a)	if agreed in writing by the parties prior to the Effective Date;

(b)	if the Announcement is not released via a Regulatory Newswire at or before the time and date specified in Clause 2.1 (unless, before that time, the parties have agreed another later time and date in accordance with Clause 2.1, in which case that later time and date shall apply for the purpose of this Clause 15.1(b));

(c)	upon service of written notice either by (A) Avast to NortonLifeLock and Bidco, or (B) NortonLifeLock to Avast:

(i)	if an Avast Board Recommendation Change occurs;

(ii)	if a Break Payment Event occurs;

(iii)	if Bidco and/or NortonLifeLock invokes (and is permitted by the Panel to invoke) a Condition (other than a Regulatory Condition or in respect of the NortonLifeLock Stockholder Approval not having being obtained at the NortonLifeLock Stockholders Meeting) so as to cause the Transaction to lapse, to be withdrawn, or not to proceed; or

(iv)	unless otherwise agreed in writing by the parties, if the Effective Date has not occurred on or prior to the Long Stop Date;

(d)	if, prior to the Long Stop Date, a third party announces a firm intention to make an offer or revised offer for Avast which completes, becomes effective or is declared or becomes unconditional in all respects;

(e)	the NortonLifeLock Stockholder Approval is not obtained at the NortonLifeLock Stockholders Meeting;

(f)	if the Scheme is not approved by the requisite majority of Avast Shareholders at the Court Meeting and/or the relevant resolutions relating to the Scheme are not approved by the requisite majority of Avast Shareholders at the Avast General Meeting, other than in circumstances where NortonLifeLock has elected, pursuant to an Agreed Switch, to implement the Transaction by means of an Offer; or

(g)	if the Scheme is not sanctioned at the Court Sanction Hearing;

(h)	upon service of written notice by Avast to NortonLifeLock if NortonLifeLock makes an announcement before the publication of the Proxy Statement that:

(i)	it will not convene the NortonLifeLock Stockholders Meeting; or

(ii)	it does not intend to post the Proxy Statement or to convene the NortonLifeLock Stockholders Meeting;

(i)	on the earliest to occur of:

(i)	the date on which the Scheme lapses, terminates or is withdrawn (unless NortonLifeLock has elected to implement the Transaction by way of an Offer pursuant to an Agreed Switch before such lapse, termination or withdrawal); and

(ii)	the Effective Date; or

(j)	in the event of an Agreed Switch, on the earliest to occur of:

(i)	the date on which the Offer lapses, terminates or is withdrawn; and

(ii)	the Effective Date.

15.2	This Clause 15, Clauses 1, 11 (where this Agreement terminates on the Effective Date), 12, 16 and 17 (other than Clause 17.9) shall survive termination of this Agreement.

16.	Warranties and Undertakings

16.1	Each of the parties warrants to the other on the date of the original Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms;

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in a breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

16.2	No party shall have any claim for breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

17.	General

17.1	Entire Agreement

(a)	Save for the Confidentiality Agreement and the Clean Team and Joint Defence Agreement (each of which remain in force), and any other agreements the parties agree in writing are deemed to be included in this Clause 17.1, this Agreement constitutes the whole and only agreement between the parties relating to the subject matter of this Agreement, and supersedes any previous agreement whether written or oral between the parties in relation to such matters.

(b)	Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

(c)	Except in the case of fraud, no party will have any right of action (including those in tort or arising under statute) against the other party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

(d)	For the purposes of this Clause 17.1, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of the original Agreement.

17.2	Notices

(a)	Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing and shall be delivered by hand or by courier or recorded delivery or sent by air mail (if posted to or from a place outside the United Kingdom) or by email to the email address specified below and as detailed below (unless a party notifies the other parties in writing of a change to the address or email address or details below and such notification is received by the other party before the notice is dispatched), and provided that any notice sent other than by email must also be accompanied by a copy sent by email:

In the case of Avast to:

Name:	Avast plc
Address:	110 High Holborn, London, England, WC1V 6JS
For the attention of:	[***]
Email:	[***]

With a copy (which shall not constitute notice) to:

White & Case LLP, marked for the attention of Dominic Ross (dominic.ross@whitecase.com) and Allan Taylor (ataylor@whitecase.com);

In the case of NortonLifeLock:

Name:	NortonLifeLock Inc.
Address:	60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ, USA
For the attention of:	[***]
Email:	[***]

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP, marked for the attention of Daniel Wolf (daniel.wolf@kirkland.com), Edward J. Lee (edward.lee@kirkland.com) and Carlo Zenkner (carlo.zenkner@kirkland.com); and

Macfarlanes LLP, marked for the attention of Harry Coghill (harry.coghill@macfarlanes.com) and Tom Rose (tom.rose@macfarlanes.com); and

In the case of Bidco:

Name:	NortonLifeLock Inc.
Address:	60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ, USA
For the attention of:	[***]
Email:	[***]

With a copy to:

Kirkland & Ellis LLP, marked for the attention of Daniel Wolf (daniel.wolf@kirkland.com), Edward J. Lee (edward.lee@kirkland.com) and Carlo Zenkner (carlo.zenkner@kirkland.com); and

Macfarlanes LLP, marked for the attention of Harry Coghill (harry.coghill@macfarlanes.com) and Tom Rose (tom.rose@macfarlanes.com).

(b)	A notice given under Clause 17.2(a) shall be effective on receipt and shall be deemed received:

(i)	if delivered by hand, by courier, by recorded delivery or by air mail, upon delivery at the address of the relevant party; and

(ii)	if sent by electronic mail when actually received by the intended recipient in readable form,

(iii)	and provided that the first such receipt shall be deemed effective for the purposes of this Agreement where a notice is sent in accordance with Clause 17.2(a) via more than one method.

17.3	Variations

Subject to Clause 17.7(c), no variation of this Agreement will be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

17.4	Remedies and Waivers

(a)	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement will:

(i)	affect that right, power or remedy; or

(ii)	operate as a waiver of it.

(b)	The single or partial exercise of any right, power or remedy provided by Law or under this Agreement will not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

(c)	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law. Nothing in this Agreement shall exclude any party from making any claim for losses and damages suffered in connection with the fraud of another party.

(d)	Without prejudice to any other rights and remedies which another party may have, each party acknowledges and agrees that damages alone may not be an adequate remedy for any breach by another party of the provisions of this Agreement and any other party will be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement by a party and no proof of special damages will be necessary for the enforcement by any party of its rights under this Agreement.

17.5	Partnership

No provision of this Agreement creates a partnership between any of the parties or makes a party the agent of another party for any purpose. No party has any authority or power to bind, to contract in the name of, or to create a liability for, another party in any way or for any purpose.

17.6	Assignment

No party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, or delegate to a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of each other party.

17.7	Third Party Rights

(a)	Clause 11 is intended to confer benefits on and be enforceable by the third parties referred to therein (the “Relevant Third Parties”).

(b)	Subject to Clause 17.7(a), the parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

(c)	The parties may vary or amend this Agreement without the consent of any of the Relevant Third Parties, except that any variation or amendment of Clauses 11.1, 11.2 or 11.4 shall require the consent of each Relevant Third Party affected by the variation or amendment.

17.8	Severance

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, such provision shall be deemed to be severed from this Agreement and the parties shall replace it with a provision which has an effect as close as possible to the deficient provision. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

17.9	Further Assurance

Each party will, at its own cost, use reasonable endeavours to, or procure that any relevant third party will, do and/or execute and/or perform all such further deeds, documents, assurances, acts and things as may be reasonably required to give effect to this Agreement and to implement the Transaction.

17.10	Counterparts

This Agreement may be executed in counterparts and shall be effective when each party has executed a counterpart. Each counterpart shall constitute an original of this Agreement. Delivery of an executed signature page of a counterpart by electronic transmission shall take effect as delivery of an executed counterpart of this Agreement.

17.11	Fees and Expenses

Each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

17.12	Takeover Code and Relevant Law

(a)	The parties agree that, if the Panel determines that any provision of this Agreement that requires Avast to take or not to take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Takeover Code, Avast shall not be required to take or not take the relevant action contemplated by this Agreement, and shall instead be entitled and required to take such action as may be directed by the Panel (such that, for the purposes of the taking or not taking of that relevant action, such provision shall be superseded by the direction of the Panel).

(b)	Nothing in this Agreement shall be taken to restrict Avast, NortonLifeLock, any member of the Avast Board, any NortonLifeLock Director or Bidco Director, or any member of the Avast Group or NortonLifeLock Group from complying with all relevant legislation, orders of court or regulations including the Takeover Code, the FCA’s Listing Rules or the rules and regulations of any applicable regulatory body.

17.13	Governing Law and Jurisdiction

(a)	This Agreement, including any non-contractual obligations arising out of or in connection with this Agreement, is governed by and shall be construed in accordance with English law; provided, that notwithstanding the foregoing, any matters concerning or implicating the NortonLifeLock Directors’ fiduciary duties shall be governed by and construed in accordance with the applicable fiduciary duty laws of the State of Delaware.

(b)	The parties agree that the courts of England shall have exclusive jurisdiction to hear and determine any Proceedings arising out of or in connection with this Agreement and, for such purposes, irrevocably submit to the jurisdiction of such courts.

(c)	NortonLifeLock will maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent will be Macfarlanes LLP, currently of 20 Cursitor Street, London EC4A 1LT, and any claim form, judgment or other notice of legal process will be sufficiently served on NortonLifeLock if delivered to such agent at its address for the time being, and marked for the attention of Harry Coghill and Tom Rose. NortonLifeLock will be entitled to appoint an agent for service in England in the place of Macfarlanes LLP by written notice to Avast, whereupon Macfarlanes LLP will cease to be NortonLifeLock’s agent for service, and any claim form, judgment or other notice of legal process will be sufficiently served on NortonLifeLock if delivered to such replacement agent at its address for the time being (but shall no longer be effective if served upon Macfarlanes LLP after the appointment, and notification to Avast of the appointment, of such new agent for service).

In Witness Whereof this Agreement has been executed on the date first above written.

Signed by John Schwarz as authorised signatory for and on behalf of Avast plc	/s/ John Schwarz Authorised Signatory

Signed by Vincent Pilette as authorised signatory for and on behalf of NortonLifeLock Inc.	/s/ Vincent Pilette Authorised Signatory

Signed by Bryan Ko as authorised signatory for and on behalf of Nitro Bidco Limited	/s/ Bryan Ko Authorised Signatory

[Signature page to the co-operation agreement]

Schedule 1

The Announcement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

10 August 2021

RECOMMENDED MERGER

of

AVAST PLC

with

NORTONLIFELOCK INC.

to be effected by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006

Summary

•	Further to the announcements made by NortonLifeLock Inc. (“NortonLifeLock”) and Avast plc (“Avast” or the “Company”) on 14 July 2021, the boards of NortonLifeLock and Avast are pleased to announce that they have reached agreement on the terms of a recommended merger of Avast with NortonLifeLock, in the form of a recommended offer by Nitro Bidco Limited (“Bidco”), a wholly-owned subsidiary of NortonLifeLock, for the entire issued and to be issued ordinary share capital of the Company (the “Merger”). It is intended that the Merger will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the “Scheme”).

•	The boards of NortonLifeLock and Avast believe the Merger has compelling strategic logic and represents an attractive opportunity to create a new, industry leading consumer Cyber Safety business, leveraging the established brands, technical expertise and innovation of both groups to deliver substantial benefits to consumers, shareholders and other stakeholders.

•	Under the terms of the Merger, Avast Shareholders will be entitled to receive:

for each Avast Share held:	USD 7.61 in cash

and

0.0302 of a New NortonLifeLock Share

in respect of their entire holding of Avast Shares (the “Majority Cash Option”). Based on NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger) and the Announcement Exchange Rate, the Majority Cash Option values each Avast Share at 608.4 pence per share (USD 8.43 per share).

•	The Majority Cash Option comprises approximately 90% by value in cash and approximately 10% by value in New NortonLifeLock Shares.

•	The Majority Cash Option represents a premium of approximately:

•	20.7% to the Closing Price of 504.2 pence per Avast Share on 14 July 2021, being the last Business Day on which Avast Shares traded on the London Stock Exchange prior to the commencement of the Offer Period in relation to the Merger (the “Unaffected Date”); and

•	28.0% to the volume weighted average price of 475.1 pence per Avast Share for the three months up to the Unaffected Date.

•	As an alternative to the Majority Cash Option, Bidco will make available to Avast Shareholders the option to elect for a different mix of cash and share consideration, pursuant to which Avast Shareholders (other than those resident in a Restricted Jurisdiction) may elect to receive:

for each Avast Share held:	0.1937 of a New NortonLifeLock Share

and

USD 2.37 in cash

in respect of their entire holding of Avast Shares (the “Majority Stock Option”). Based on NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger) and the Announcement Exchange Rate, the Majority Stock Option values each Avast Share at 551.1 pence per share (USD 7.64 per share).

•	The Majority Stock Option comprises approximately 31% by value in cash and approximately 69% by value in New NortonLifeLock Shares. The Majority Stock Option enables Avast Shareholders to participate more fully in the upside and long-term value creation opportunity resulting from the Merger.

•	Each of the Avast Directors who holds Avast Shares has irrevocably undertaken to elect for the Majority Stock Option, as well as to vote or procure votes in favour of the Scheme (or, in the event that the Merger is implemented by way of a Takeover Offer, accept or procure acceptance of the Takeover Offer), in respect of their entire beneficial holdings of Avast Shares.

•	Depending on the elections of other Avast Shareholders, and on the same basis as set out above, the Merger values the entire issued and to be issued ordinary share capital of Avast between approximately £6.2 billion (USD 8.6 billion) (if all Avast Shareholders, other than the Avast Directors who hold Avast Shares, receive the Majority Cash Option) and £5.8 billion (USD 8.1 billion) (if all Avast Shareholders elect for the Majority Stock Option). The enterprise value attributed to Avast is between approximately £6.6 billion (USD 9.2 billion) (if all Avast Shareholders, other than the Avast Directors who hold Avast Shares, receive the Majority Cash Option) and £6.2 billion (USD 8.6 billion) (if all Avast Shareholders elect for the Majority Stock Option).

•	Avast Shareholders who do not positively elect to receive the Majority Stock Option will receive the Majority Cash Option.

•	In addition to the consideration payable in connection with the Merger, Avast Shareholders will be entitled to receive certain agreed ordinary course Avast dividends prior to the completion of the Merger, on the basis set out further below.

•	Bidco will procure that a facility will be made available under which Avast Shareholders will be able to elect (subject to the terms and conditions of the facility) to receive cash consideration in GBP rather than USD at the prevailing market exchange rate (after deduction of any transaction or dealing costs associated with the conversion) under the Majority Cash Option or the Majority Stock Option (as described further below).

•	Upon completion of the Merger, and subject to the elections made by Avast Shareholders, Avast Shareholders will own between approximately 14% (if all Avast Shareholders, other than the Avast Directors who hold Avast Shares, receive the Majority Cash Option) and approximately 26% (if all Avast Shareholders elect for the Majority Stock Option) of the Combined Company on a fully diluted basis.

•	To the extent that Avast Shareholders elect for the Majority Stock Option, NortonLifeLock intends, subject to market conditions and other capital requirements, to implement an incremental share buyback programme over time following completion of the Merger (the “Post-Merger Buyback”) with a view to establishing a net leverage ratio for the Combined Company in the region of approximately 3.5x net debt to pro forma EBITDA. If all Avast Shareholders elect for the Majority Stock Option, NortonLifeLock expects that the amount of the Post-Merger Buyback, if implemented, would be up to approximately USD 3 billion. However, this amount would be reduced by the amount of any incremental cash consideration payable to Avast Shareholders who receive the Majority Cash Option.

Agreed Avast Dividends

•	In addition to the consideration payable in connection with the Merger, the Avast Board will be entitled to declare and pay an interim dividend in respect of the six month period ended 30 June 2021 of 4.8 cents per Avast Share (the “Interim Avast Dividend”). It is expected that the Interim Avast Dividend will be announced by Avast in August 2021 and paid in October 2021.

•	In addition to the consideration payable in connection with the Merger and the Interim Avast Dividend, if the Merger has not become Effective before 1 March 2022, the Avast Board reserves the right to declare and pay either a further interim dividend or recommend and pay a final dividend in respect of the year ending 31 December 2021 of 11.2 cents per Avast Share (the “Second Avast Dividend”).

•	In addition to the consideration payable in connection with the Merger and the Interim Avast Dividend and the Second Avast Dividend, if the Merger has not become Effective before 11 August 2022, the Avast Board reserves the right to declare and pay an interim dividend in respect of the six month period ended 30 June 2022 of 4.8 cents per Avast Share (the “Third Avast Dividend”).

•	Bidco has agreed that Avast Shareholders will be entitled to receive the Interim Avast Dividend, the Second Avast Dividend and the Third Avast Dividend (together, the “Agreed Avast Dividends”), if and to the extent declared and paid in accordance with the terms set out in this Announcement, in each case without any reduction to the consideration payable by Bidco under the terms of the Merger.

•	If any dividend and/or other distribution and/or other return of capital or value (a “Return of Value”) is announced, declared, made, payable or paid in respect of the Avast Shares on or after the date of this Announcement and prior to the Effective Date, other than, or in excess of, the Agreed Avast Dividends, Bidco reserves the right to reduce the aggregate consideration payable in respect of the Avast Shares by the aggregate amount of such Return of Value.

Summary Strategic and Financial Rationale for the Merger

•	The boards of NortonLifeLock and Avast believe that the Merger has compelling strategic and financial rationale, with the potential to deliver substantial benefits to consumers, shareholders and other stakeholders. In particular, the Merger will:

•	accelerate the transformation of consumer Cyber Safety, with the Combined Company having over 500 million users;

•	combine Avast’s strength in privacy and NortonLifeLock’s strength in identity to create a broad and complementary product portfolio beyond core security and towards adjacent trust-based solutions;

•	provide greater geographic diversification and access to a larger global user base, as well as facilitating expansion into the SOHO and VSB segments, and the building of stronger B2B2C and OEM partnerships;

•	unlock significant value creation through approximately USD 280 million of annual gross cost synergies, providing additional upside potential from new reinvestment capacity for innovation and growth; and

•	bring together two strong and highly experienced consumer-focused management teams with a common culture of excellence and innovation.

•	The Merger will also enhance the financial profile of the Combined Company through increased scale, long-term growth, cost synergies with reinvestment capacity and strong cash flow generation supported by a resilient balance sheet, and is expected to drive double-digit non-GAAP EPS accretion within the first full year following completion of the Merger and double-digit revenue growth in the long-term.

The Combined Company

•	With effect from the Effective Date, it is intended that Avast’s CEO, Ondrej Vlcek, will join NortonLifeLock as President and become a member of the NortonLifeLock Board. In addition, Pavel Baudiš, a founder of Avast and current member of the Avast Board, is expected to join the NortonLifeLock Board as an independent director.

•	On completion of the Merger, the Combined Company will be dual headquartered in Prague, Czech Republic, and Tempe, Arizona, USA, and will have a significant presence in the Czech Republic. The Combined Company will be listed on NASDAQ.

•	NortonLifeLock intends to undertake a review process, in collaboration with Avast’s CEO, to determine the post-Merger name of the Combined Company to ensure that it best reflects its strategic vision of expanding its Cyber Safety platform with trust-based solutions and its broad global prospects.

Recommendation and irrevocable undertakings

•	The Avast Directors, who have been so advised by UBS and J.P. Morgan Cazenove as to the financial terms of the Majority Cash Option and the Majority Stock Option, unanimously consider the terms of the Majority Cash Option and the Majority Stock Option to be fair and reasonable. In providing their financial advice to the Avast Directors, UBS and J.P. Morgan Cazenove have taken into account the commercial assessments of the Avast Directors. UBS is providing independent financial advice to the Avast Directors for the purposes of Rule 3 of the Code.

•	Accordingly, the Avast Directors intend to recommend unanimously that Avast Shareholders vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings, as each of the Avast Directors who owns Avast Shares has irrevocably undertaken to do in respect of their entire beneficial holdings of Avast Shares. In addition, the Vlček Family Foundation has irrevocably undertaken to vote in favour of the resolutions relating to the Scheme at the Meetings in respect of its entire beneficial holding of Avast Shares.

•	The Avast Directors’ (and the Vlček Family Foundation’s) irrevocable commitments are in respect of, in aggregate, 381,057,227 Avast Shares, representing approximately 36.93% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

Timetable and Conditions

•	The Merger is subject to the Conditions and certain further terms set out in Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document. These Conditions include (amongst others):

•	the receipt or waiver of any applicable antitrust approvals or clearances in the United States, the United Kingdom, Germany and Spain (and/or, upon referral, approval from the European Commission), Australia and New Zealand;

•	a written notification from CFIUS that it has completed action under section 721 of the DPA or, if CFIUS has sent a report to the President of the United States, that the President has announced a decision not to take action or has not taken action after fifteen days from the end of the investigation period;

•	the receipt or waiver of applicable foreign investment approvals in Germany, the Czech Republic, Romania and, if in force and applicable, any such approvals required in the United Kingdom and the Netherlands;

•	approval of Avast Shareholders at the Court Meeting and the General Meeting;

•	the FCA having approved the NortonLifeLock Prospectus and it having been made available to the public in accordance with the UK Prospectus Regulation Rules;

•	the issuance of the New NortonLifeLock Shares in connection with the Merger having been approved by NortonLifeLock Shareholders at the NortonLifeLock Shareholders’ Meeting;

•	confirmation having been received by NortonLifeLock that the New NortonLifeLock Shares have been approved for listing, subject to official notice of issuance, on NASDAQ;

•	the sanction of the Scheme by the Court; and

•	the delivery of a copy of the Scheme Court Order to the Registrar of Companies.

•	Further details of the Merger will be contained in the Scheme Document, which is intended to be posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), along with the Forms of Proxy and the Form of Election, in late Q3 or early Q4 of 2021. For the purposes of paragraph 3(a) of Appendix 7 of the Code, the Panel has consented to this arrangement. It is also expected that, at or around the same time as the Scheme Document is posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), the NortonLifeLock Prospectus will be published and the NortonLifeLock Proxy Statement will be mailed.

•	Subject to the satisfaction or waiver (as applicable) of all relevant conditions, including the Conditions, and certain terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, the Scheme is expected to become Effective in mid-2022. An expected timetable of principal events will be included in the Scheme Document.

Commenting on the Merger, Vincent Pilette, Chief Executive Officer of NortonLifeLock, said:

“This transaction is a huge step forward for consumer Cyber Safety and will ultimately enable us to achieve our vision to protect and empower people to live their digital lives safely. With this combination, we can strengthen our Cyber Safety platform and make it available to more than 500 million users. We will also have the ability to further accelerate innovation to transform Cyber Safety.”

Commenting on the Merger, Ondrej Vlcek, Chief Executive Officer of Avast, said:

“The Avast Board believes the proposed merger of Avast and NortonLifeLock creates a united Cyber Safety business of compelling strategic scale, unlocking value for shareholders today with considerable potential upside. With NortonLifeLock, Avast will be even better positioned to pursue its ambitions and evolve its product portfolio to meet the demand of today’s consumers. It is clear that both NortonLifeLock and Avast have a shared vision of protecting the consumer’s digital life and together will be better able to deliver value for all stakeholders.

Avast’s long-standing mission has been to enable a digital world that provides safety and privacy for all. Our proposed merger with NortonLifeLock is a major step forward along this path, creating a world-leading consumer Cyber Safety business which combines Avast’s strength in privacy and NortonLifeLock’s strength in identity protection. United, our highly complementary product portfolios will have far-reaching benefits, significantly enhancing our ability to drive innovation through R&D, and accelerating the transformation of our Cyber Safety platform for our more than half a billion combined users.

At a time when global cyber threats are growing, yet cyber safety penetration remains very low, together with NortonLifeLock, we will be able to accelerate our shared vision of providing holistic cyber protection for consumers around the globe. Our talented teams will have better opportunities to innovate and develop enhanced solutions and services, with improved capabilities from access to superior data insights. Through our well-established brands, greater geographic diversification and access to a larger global user base, the combined businesses will be poised to access the significant growth opportunity that exists worldwide.”

This summary should be read in conjunction with, and is subject to, the full text of this Announcement, including its Appendices. The Merger will be subject to the Conditions set out in Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document. Appendix 2 to this Announcement contains the bases and sources of certain information used in the summary and in the full text of this Announcement. Appendix 3 to this Announcement contains details of the irrevocable undertakings received in relation to the Merger that are referred to in this Announcement. Appendix 4 to this Announcement contains details and bases of belief of the anticipated quantified financial benefits of the Merger and copies of the related reports from NortonLifeLock’s reporting accountants, Deloitte, and its financial adviser, Evercore. Appendix 5 to this Announcement contains the NortonLifeLock Profit Forecast, and the assumptions, basis of preparation and the NortonLifeLock Directors’ confirmation relating thereto. Appendix 6 to this Announcement contains the Avast Profit Forecast, and the assumptions, basis of preparation and the Avast Directors’ confirmation relating thereto. Appendix 7 to this Announcement contains definitions of certain terms used in this Announcement. For the purposes of Rule 28 of the Code, the Quantified Financial Benefits Statement contained in this Announcement is the responsibility of NortonLifeLock and the NortonLifeLock Directors. Each of Deloitte and Evercore has given and not withdrawn its consent to the publication of its respective report in this Announcement in the form and context in which it is included.

Investor Call

A joint investor conference call regarding the Merger will take place on 10 August 2021 at 2 p.m. PT time / 5 p.m. ET time.

•	Webcast: Investor.NortonLifeLock.com
•	Phone Dial-In: Investor.NortonLifeLock.com to register in advance for call details

Live webcasts of the conference call, including the presentations, will be published on the investor relations sections of NortonLifeLock’s and Avast’s respective websites.

Enquiries

NortonLifeLock
Mary Lai, Head of Investor Relations	IR@NortonLifeLock.com
Spring Harris, Head of Global Corporate Communications and PR	Press@NortonLifeLock.com
Evercore (Financial adviser to NortonLifeLock and Bidco)
Naveen Nataraj	+1 (0)212 857 3100
Edward Banks	+44 (0)20 7653 6000
Anil Rachwani
Swag Ganguly
Wladimir Wallaert
Sard Verbinnen (Communications adviser to NortonLifeLock)
Charles Chichester	+44 (0)20 7467 1050
John Christiansen	+1 (0)415 618 8750
Jared Levy	+1 (0)212 687 8080

Avast
Peter Russell, Director of Investor Relations	IR@avast.com
Stephanie Kane, VP PR and Corporate Communications
UBS (Financial adviser and Corporate Broker to Avast)	Tel: +44 207 567 8000
Christian Lesueur
Rahul Luthra
Jonathan Rowley
Aadhar Patel
Meera Sheth
J.P. Morgan Cazenove (Financial adviser and Corporate Broker to Avast)	Tel: +44 207 742 4000
Bill Hutchings
James Robinson
James Summer
Jonty Edwards
Finsbury Glover Hering (Communications adviser to Avast)	Avast-LON@fgh.com
Dorothy Burwell	Tel: +44 7733 294 930
Nidaa Lone	Tel: +44 7841 400 607

Kirkland & Ellis LLP and Macfarlanes LLP are retained as (respectively) US and UK legal advisers to NortonLifeLock. White & Case LLP is retained as legal adviser to Avast.

Important notices relating to financial advisors

Evercore Partners International LLP (“Evercore”), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively as financial adviser to NortonLifeLock and Bidco and no one else in connection with the Merger and will not be responsible to anyone other than NortonLifeLock or Bidco for providing the protections afforded to clients of Evercore nor for providing advice in connection with the matters referred to herein. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with any matter referred to herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this Announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to any matter referred to herein, including its accuracy, completeness or verification, or any other statement made or purported to be made by it, or on its behalf, in connection with NortonLifeLock, Bidco or the matters described in this Announcement. To the fullest extent permitted by applicable law, Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it or they might otherwise have in respect of this Announcement or any statement contained herein.

UBS AG London Branch (“UBS”) is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS provided financial and corporate broking advice to Avast and no one else in connection with the process or contents of this Announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this Announcement or any other matter referred to herein.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove, (“J.P. Morgan Cazenove”) and which is authorised in the United Kingdom by the PRA and regulated in the United Kingdom by the PRA and the FCA, is acting exclusively as financial adviser to Avast and no one else in connection with the Merger and will not regard any other person as its client in relation to the Merger and shall not be responsible to anyone other than Avast for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in connection with the Merger or any matter or arrangement referred to herein.

No offer or solicitation

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law or regulation. In particular, this announcement is not an offer of securities for sale in the United States. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities issued as part of the Merger are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act.

The Merger will be implemented solely in accordance with the Scheme Document (or, in the event that the Merger is to be implemented by means of a Takeover Offer, the offer document), which will contain the full terms and conditions of the Merger, including details of how to vote in respect of the Scheme. Any voting decision or response in relation to the Merger should be made solely on the basis of the information contained in the Scheme Document, the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus.

This Announcement does not constitute a prospectus or a prospectus exempted document.

This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions other than England and Wales.

Important additional information will be filed with the SEC

This Announcement may be deemed to be solicitation material in respect of the Merger, including the issuance of NortonLifeLock Shares. In connection with the proposed issuance of NortonLifeLock Shares, NortonLifeLock is expected to file the NortonLifeLock Proxy Statement with the SEC. To the extent NortonLifeLock effects the Merger as a Scheme under English law, the issuance of NortonLifeLock Shares would not be expected to require registration under the U.S. Securities Act pursuant to an exemption provided by Section 3(a)(10) of the U.S. Securities Act. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the U.S. Securities Act, it will file a registration statement on Form S-4 with the SEC that will contain a prospectus with respect to the issuance of New NortonLifeLock Shares. BEFORE MAKING ANY VOTING DECISION, NORTONLIFELOCK’S SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. NortonLifeLock’s shareholders and investors will be able to obtain, without charge, a copy of the NortonLifeLock Proxy Statement (or, if applicable, the registration statement on Form S-4), including the Scheme Document (or, if applicable the offer document), and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. NortonLifeLock’s shareholders and investors will also be able to obtain, without charge, a copy of the NortonLifeLock Proxy Statement, including the Scheme Document (or, if applicable the offer document), and other relevant documents (when available) by directing a written request to NortonLifeLock (Attention: Investor Relations), or from NortonLifeLock’s website at https://investor.nortonlifelock.com/.

Participants in the solicitation

NortonLifeLock, Bidco and certain of their directors and executive officers and employees may be considered participants in the solicitation of proxies from the stockholders of NortonLifeLock in respect of the Merger, including the proposed issuance of NortonLifeLock Shares. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of NortonLifeLock in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set out in the NortonLifeLock Proxy Statement when it is filed with the SEC. Information regarding NortonLifeLock’s directors and executive officers is contained in NortonLifeLock’s Annual Report on Form 10-K for the fiscal year ended 2 April 2021 and its Proxy Statement on Schedule 14A, dated 28 July 2021, which are filed with the SEC.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or who are subject to the laws of another jurisdiction to vote their Avast Shares in respect of the Scheme at the Meetings, or to execute and deliver the Forms of Proxy (appointing another to vote at the Meetings on their behalf) or the Form of Election, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction.

Copies of this Announcement and any formal documentation relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction, including any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the Merger.

If the Merger is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Merger will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Avast Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to U.S. investors in Avast

The Merger relates to the shares of an English company and is being made by means of a scheme of arrangement under Part 26 of the Companies Act. A scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act and other requirements of U.S. law. Accordingly, the Merger is subject to the disclosure requirements and practices applicable to a scheme of arrangement involving a target company in England listed on the London Stock Exchange, which differ from the disclosure requirements of U.S. tender offer and proxy solicitation rules. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer and determines to extend the Takeover Offer into the U.S., the Merger will be made in compliance with applicable U.S. laws and regulations.

The New NortonLifeLock Shares to be issued pursuant to the Merger have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. The New NortonLifeLock Shares to be issued pursuant to the Merger will be issued pursuant to the exemption from registration provided by Section 3(a)(10) under the U.S. Securities Act. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the U.S. Securities Act, it will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of New NortonLifeLock Shares. In this event, Avast Shareholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to NortonLifeLock’s Investor Relations team identified above.

New NortonLifeLock Shares issued to persons other than "affiliates" of NortonLifeLock (defined as certain control persons, within the meaning of Rule 144 under the U.S. Securities Act) will be freely transferable under US law after the Merger. Persons (whether or not US persons) who are or will be "affiliates" of NortonLifeLock within 90 days prior to, or of the Combined Company after, the Effective Date will be subject to certain transfer restrictions relating to the New NortonLifeLock Shares under US law.

Neither the SEC nor any U.S. state securities commission has approved or disapproved of the New NortonLifeLock Shares to be issued in connection with the Merger, or determined if this Announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Financial information relating to Avast included in this Announcement and to be included in the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom and may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. GAAP. U.S. GAAP differs in certain significant respects from accounting standards applicable in the United Kingdom.

Avast is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Avast or its officers or directors on judgments of United States federal, state or district courts, including judgments based upon the civil liability provisions of the U.S. federal securities laws. It may not be possible to sue Avast or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Forward-looking statements

This Announcement contains certain forward-looking statements with respect to the NortonLifeLock Group and the Avast Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “aim”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial conditions, dividend policy, losses and future prospects, (ii) business and management strategies and the expansion and growth of the operations of the NortonLifeLock Group or the Avast Group, and (iii) the effects of government regulation on the business of the NortonLifeLock Group or the Avast Group. There are many factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such factors include the possibility that the Merger will not be completed on a timely basis or at all, whether due to the failure to satisfy the conditions of the Merger (including approvals or clearances from regulatory and other agencies and bodies) or otherwise, general business and economic conditions globally, industry trends, competition, changes in government and other regulation, changes in political and economic stability, disruptions in business operations due to reorganisation activities, interest rate and currency fluctuations, the inability of the Combined Company to realise successfully any anticipated synergy benefits when (and if) the Merger is implemented, the inability of the Combined Company to integrate successfully the operations of the NortonLifeLock Group and the Avast Group when (and if) the Merger is implemented and the Combined Company incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the Merger when (and if) it is implemented. Additional information concerning these and other risk factors is contained in the Risk Factors sections of NortonLifeLock’s most recent reports on Form 10-K and Form 10-Q, the contents of which are not incorporated by reference into, nor do they form part of, this Announcement.

These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. By their nature, these forward-looking statements involve known and unknown risks, as well as uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement may cause the actual results, performance or achievements of any such person, or industry results and developments, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. No assurance can be given that such expectations will prove to have been correct and persons reading this Announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement. All subsequent oral or written forward-looking statements attributable to the NortonLifeLock Group or the Avast Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. None of NortonLifeLock, Bidco or Avast undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law, regulation or stock exchange rules.

No profit forecasts or estimates

The NortonLifeLock Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. The NortonLifeLock Profit Forecast, the assumptions and basis of preparation on which the NortonLifeLock Profit Forecast is based and the NortonLifeLock Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix 5 to this Announcement.

The Avast Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. The Avast Profit Forecast, the assumptions and basis of preparation on which the Avast Profit Forecast is based and the Avast Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix 6 to this Announcement.

Other than in respect of the NortonLifeLock Profit Forecast and the Avast Profit Forecast, no statement in this Announcement is intended as, or is to be construed as, a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share, for NortonLifeLock or Avast, respectively for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for NortonLifeLock or Avast, respectively.

For the purposes of Rule 28 of the Code: (i) the NortonLifeLock Profit Forecast contained in this Announcement is the responsibility of NortonLifeLock and the NortonLifeLock Directors; and (ii) the Avast Profit Forecast contained in this Announcement is the responsibility of Avast and the Avast Directors.

Use of Non-GAAP financial information

NortonLifeLock uses the non-GAAP measures of operating margin, which are adjusted from results based on U.S. GAAP and exclude certain expenses, gains and losses. NortonLifeLock also provides the non-GAAP metric of free cash flow, which is defined as cash flows from operating activities less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user’s understanding of NortonLifeLock’s past financial performance and its prospects for the future. NortonLifeLock’s management team uses these non-GAAP financial measures in assessing NortonLifeLock’s performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to U.S. GAAP and the methods used by NortonLifeLock to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with U.S. GAAP and should be read only in conjunction with NortonLifeLock’s consolidated financial statements prepared in accordance with U.S. GAAP.

NortonLifeLock is unable to provide a reconciliation of these forward-looking non-GAAP financial measures to the most comparable U.S. GAAP financial measures because certain information is dependent on future events, some of which are outside the control of NortonLifeLock. Moreover, estimating such U.S. GAAP financial measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort.

Quantified Financial Benefits Statement

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to in the Quantified Financial Benefits Statement may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Quantified Financial Benefits Statement, or this Announcement generally, should be construed as a profit forecast (other than the NortonLifeLock Profit Forecast and the Avast Profit Forecast) or interpreted to mean that the Combined Company’s earnings in the first full year following the Effective Date of the Scheme, or in any subsequent period, would necessarily match or be greater than or be less than those of Avast and/or NortonLifeLock for the relevant preceding financial period or any other period.

For the purposes of Rule 28 of the Code, the Quantified Financial Benefits Statement contained in this Announcement is the responsibility of NortonLifeLock and the NortonLifeLock Directors.

Publication on website

A copy of this Announcement and the documents required to be published pursuant to Rule 26.1 and Rule 26.2 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on NortonLifeLock’s website (at https://investor.nortonlifelock.com/) and on Avast’s website (at https://investors.avast.com/) by no later than 12 noon London time on the business day following the date of this Announcement. Neither the contents of these websites nor the content of any other website accessible from hyperlinks on such websites is incorporated into, or forms part of, this Announcement.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, a person so entitled may request a copy of this Announcement (and any information incorporated into it by reference to another source) in hard copy form free of charge. A person may also request that all future documents, announcements and information sent to that person in relation to the Merger should be in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from either Avast by contacting Avast’s registrars, Equiniti, at Aspect House, Spencer Road, Worthing, Lancing BN99 6DA or, between 8.30 a.m. and 5.30 p.m. Monday to Friday (except UK public holidays), on 0371 384 2030 from within the UK or +44 121 415 7047 if calling from outside the UK (calls are charged at the standard geographic rate and will vary by provider; calls from outside the UK will be charged at the applicable international rate), or NortonLifeLock by contacting Investor Relations at IR@NortonLifeLock.com, as appropriate.

Information relating to Avast Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Avast Shareholders, persons with information rights and other relevant persons for the receipt of communications from Avast may be provided to Bidco during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c) of the Code.

Dealing and opening position disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day (as defined in the Code) following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day (as defined in the Code) following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day (as defined in the Code) following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

10 August 2021

RECOMMENDED MERGER

of

AVAST PLC

with

NORTONLIFELOCK INC.

to be effected by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006

1	Introduction

Further to the announcements made by NortonLifeLock Inc. (“NortonLifeLock”) and Avast plc (“Avast” or the “Company”) on 14 July 2021, the boards of NortonLifeLock and Avast are pleased to announce that they have reached agreement on the terms of a recommended merger of Avast with NortonLifeLock, in the form of a recommended offer by Nitro Bidco Limited (“Bidco”), a wholly-owned subsidiary of NortonLifeLock, for the entire issued and to be issued ordinary share capital of the Company (the “Merger”). It is intended that the Merger will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the “Scheme”).

2	The Merger

Merger consideration – Majority Cash Option

Under the terms of the Merger, Avast Shareholders will be entitled to receive:

for each Avast Share held:	USD 7.61 in cash

and

0.0302 of a New NortonLifeLock Share

in respect of their entire holding of Avast Shares (the “Majority Cash Option”). Based on NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger) and the Announcement Exchange Rate, the Majority Cash Option values each Avast Share at 608.4 pence per share (USD 8.43 per share). The Majority Cash Option comprises approximately 90% by value in cash and approximately 10% by value in New NortonLifeLock Shares and delivers significant cash proceeds to Avast Shareholders who desire immediate liquidity.

The Majority Cash Option represents a premium of approximately:

•	20.7% to the Closing Price of 504.2 pence per Avast Share on the Unaffected Date; and

•	28.0% to the volume weighted average price of 475.1 pence per Avast Share for the three months up to the Unaffected Date.

As an alternative to the Majority Cash Option, Avast Shareholders may elect to receive the Majority Stock Option in respect of their entire holding of Avast Shares, as described below.

Alternative Merger consideration – Majority Stock Option

As an alternative to the Majority Cash Option, Bidco will make available to Avast Shareholders the option to elect for a different mix of cash and share consideration, pursuant to which Avast Shareholders (other than those resident in a Restricted Jurisdiction) may elect to receive:

for each Avast Share held:	0.1937 of a New NortonLifeLock Share

and

USD 2.37 in cash

in respect of their entire holding of Avast Shares (the “Majority Stock Option”). Based on NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger) and the Announcement Exchange Rate, the Majority Stock Option values each Avast Share at 551.1 pence per share (USD 7.64 per share).

The Majority Stock Option comprises approximately 31% by value in cash and approximately 69% by value in New NortonLifeLock Shares. The Majority Stock Option enables Avast Shareholders to participate more fully in the upside and long-term value creation opportunity resulting from the Merger. See paragraph 14 (Electing to receive the Majority Stock Option) for further information.

In addition to the consideration payable in connection with the Merger, Avast Shareholders will be entitled to receive certain agreed ordinary course Avast dividends prior to the completion of the Merger, on the basis set out below.

Avast Shareholders who do not positively elect to receive the Majority Stock Option will receive the Majority Cash Option.

As explained in paragraphs 4 (Recommendation) and 6 (Irrevocable undertakings) below, each of the Avast Directors who holds Avast Shares has irrevocably undertaken to elect for the Majority Stock Option, as well as to vote or procure votes in favour of the Scheme (or, in the event that the Merger is implemented by way of a Takeover Offer, accept or procure acceptance of the Takeover Offer), in respect of their entire beneficial holdings of Avast Shares, on the terms summarised in Appendix 3 to this Announcement.

Aggregate transaction value

The aggregate transaction value and the percentage of the Combined Company held by Avast Shareholders immediately following completion of the Merger depend on the elections made by Avast Shareholders for the Majority Stock Option, with the range of possible outcomes being bound by the two following bookends:

•	If all Avast Shareholders, other than the Avast Directors who hold Avast Shares, receive the Majority Cash Option, Avast’s entire issued and to be issued ordinary share capital would be valued, on the same basis as set out above, at approximately £6.2 billion (USD 8.6 billion), comprised of approximately £4.4 billion (USD 6.1 billion) in cash and approximately £1.8 billion (USD 2.5 billion) in New NortonLifeLock Shares, with an enterprise value attributed to Avast of approximately £6.6 billion (USD 9.2 billion). NortonLifeLock Shareholders and Avast Shareholders would own approximately 86% and 14% of the Combined Company (on a fully diluted basis), respectively, and no Post-Merger Buyback would be expected in this scenario; or

•	If all Avast Shareholders elect to receive the Majority Stock Option, Avast’s entire issued and to be issued ordinary share capital would be valued, on the same basis as set out above, at approximately £5.8 billion (USD 8.1 billion), comprised of approximately £1.8 billion (USD 2.5 billion) in cash and approximately £4.0 billion (USD 5.6 billion) in New NortonLifeLock Shares, with an enterprise value attributed to Avast of approximately £6.2 billion (USD 8.6 billion). NortonLifeLock Shareholders and Avast Shareholders would own approximately 74% and 26% of the Combined Company (on a fully diluted basis), respectively. If all Avast Shareholders elect for the Majority Stock Option, NortonLifeLock expects that the amount of the Post-Merger Buyback, if implemented, would be up to approximately USD 3 billion.

GBP currency facility

Prior to completion of the Merger, Bidco will procure that a facility will be made available under which Avast Shareholders will be able to elect (subject to the terms and conditions of the facility) to receive cash consideration in GBP rather than USD (after deduction of any transaction or dealing costs associated with the conversion) under the Majority Cash Option or the Majority Stock Option (as applicable) at the prevailing market exchange rate (which may be determined over a period of more than one day) on the latest practicable date for fixing such rate prior to the relevant payment date. Further details of this facility will be set out in the Scheme Document.

Agreed Avast Dividends

In addition to the consideration payable in connection with the Merger, the Avast Board will be entitled to declare and pay an interim dividend in respect of the six month period ended 30 June 2021 of 4.8 cents per Avast Share (the “Interim Avast Dividend”). It is expected that the Interim Avast Dividend will be announced by Avast in August 2021 and paid in October 2021.

In addition to the consideration payable in connection with the Merger and the Interim Avast Dividend, if the Merger has not become Effective before 1 March 2022, the Avast Board reserves the right to declare and pay either a further interim dividend or recommend and pay a final dividend in respect of the year ending 31 December 2021 of 11.2 cents per Avast Share (the “Second Avast Dividend”).

In addition to the consideration payable in connection with the Merger and the Interim Avast Dividend and the Second Avast Dividend, if the Merger has not become Effective before 11 August 2022, the Avast Board reserves the right to declare and pay an interim dividend in respect of the six month period ended 30 June 2022 of 4.8 cents per Avast Share (the “Third Avast Dividend”).

Bidco has agreed that Avast Shareholders will be entitled to receive the Interim Avast Dividend, the Second Avast Dividend and the Third Avast Dividend (together, the “Agreed Avast Dividends”), if and to the extent declared and paid in accordance with the terms set out in this Announcement, in each case without any reduction to the consideration payable by Bidco under the terms of the Merger.

Avast Shareholders on the register of members as at close of business on the relevant record date will be entitled to receive the relevant Agreed Avast Dividend(s). Avast Shareholders may also elect to receive the Agreed Avast Dividends in Pounds Sterling in accordance with Avast’s dividend currency election facility.

If any dividend and/or other distribution and/or other return of capital or value (a “Return of Value”) is announced, declared, made, payable or paid in respect of the Avast Shares on or after the date of this Announcement and prior to the Effective Date, other than, or in excess of, the Agreed Avast Dividends, Bidco reserves the right to reduce the aggregate consideration payable in respect of the Avast Shares by the aggregate amount of such Return of Value.

Agreed NortonLifeLock Dividends

NortonLifeLock intends to continue to declare and pay quarterly dividends of 12.5 cents per NortonLifeLock Share to NortonLifeLock Shareholders in the period up to the Effective Date (the “Agreed NortonLifeLock Dividends”).

If any Return of Value is announced, declared, made, payable or paid in respect of the NortonLifeLock Shares on or after the date of this Announcement and prior to the Effective Date and which has a record date prior to the Effective Date, other than, or in excess of, the Agreed NortonLifeLock Dividends (an “Excess NortonLifeLock Dividend”), Bidco will be required to revise the terms of the consideration payable under the terms of the Merger to put Avast Shareholders in the same economic position as they would have been if any such Excess NortonLifeLock Dividend had not been paid. This will be achieved by increasing the cash consideration per Avast Share payable under each of the Majority Cash Option and the Majority Stock Option by an amount equal to (i) the amount of the relevant Excess NortonLifeLock Dividend (expressed on a per NortonLifeLock Share basis) multiplied by (ii) in the case of the Majority Cash Option, 0.0302, and, in the case of the Majority Stock Option, 0.1937.

Implementation of the Merger

The Merger will be put to Avast Shareholders at the Court Meeting and at the General Meeting. In order to become Effective, the Scheme must be approved by a majority in number of the Scheme Shareholders present and voting at the Court Meeting, either in person or by proxy, representing at least 75% in value of the Scheme Shares voted. In addition, a special resolution implementing the Scheme must be passed by Avast Shareholders representing at least 75% of votes cast at the General Meeting.

The Merger is subject to the Conditions and certain further terms set out in Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document.

Further details of the Merger will be contained in the Scheme Document, which is intended to be posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), along with the Forms of Proxy and the Form of Election, in late Q3 or early Q4 of 2021. For the purposes of paragraph 3(a) of Appendix 7 of the Code, the Panel has consented to this arrangement. It is also expected that, at or around the same time as the Scheme Document is posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), the NortonLifeLock Prospectus will be published and the NortonLifeLock Proxy Statement will be mailed.

Subject to the satisfaction or waiver (as applicable) of all relevant conditions, including the Conditions, and certain terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, the Scheme is expected to become Effective in mid-2022. An expected timetable of principal events will be included in the Scheme Document.

The Avast Shares will be acquired by Bidco (and/or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Announcement or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any), declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this Announcement in respect of the Avast Shares, other than the Agreed Avast Dividends.

The New NortonLifeLock Shares will be fully paid and non-assessable and will rank pari passu in all respects with the existing NortonLifeLock Shares, save that they will not participate in any dividend payable by NortonLifeLock with reference to a record date prior to the Effective Date.

3	Background to and reasons for the Merger

On 10 May 2021, NortonLifeLock presented its “transforming for growth” strategy to enable NortonLifeLock to achieve its long-term vision through improved customer experience, enhancing the scale of its Cyber Safety platform and accelerating innovation of trust-based solutions. NortonLifeLock’s strategy is underpinned by the following ambitions: (i) make customers happy and double its net promoter score to over 70; (ii) popularise Cyber Safety by doubling the number of customers to approximately 100 million; and (iii) expand NortonLifeLock’s trust-based digital solutions to drive double digit revenue growth and double non-GAAP EPS to approximately USD 3.00 within three to five years, with business growth and productivity, reinvestment strategies, its share buyback programme, as well as mergers and acquisitions, as levers and accelerators.

The boards of NortonLifeLock and Avast recognise the unique opportunity for the businesses to combine their complementary strengths and accelerate such strategy by creating a new, global player able to lead the transformation of consumer Cyber Safety by leveraging the established brands, go-to-market reach, technical expertise and innovation of NortonLifeLock and Avast.

The Merger will combine NortonLifeLock’s vision to protect and empower people to live their digital lives safely with Avast’s vision to empower digital citizens to have safer online experiences, creating a common determination to empower digital freedom for everyone.

The global Cyber Safety segment was estimated at USD 13 billion in 2020 – however, the NortonLifeLock Board believes that the market is still significantly under-penetrated, with less than 5% penetration of an estimated 5 billion internet users globally, as the segment has expanded from securing personal devices to protecting consumers to enable them to live their digital lives safely. The NortonLifeLock Board believes that this presents a large and growing TAM opportunity with the core addressable space (security, identity and privacy) expected to grow at a 5% to 10% CAGR in the coming years to reach more than USD 16 billion by 2023, with an additional USD 10 billion in trust-based adjacent segments (equivalent to a 10% to 15% CAGR between 2020 and 2023).

A key problem to address is cyber criminality, which currently encompasses a broader variety of activities and an expanded reach supported by a dark economy re-sell market. Threats continue to increase every day and attacks have become extremely sophisticated, more broadly targeted, more complex and faster, with identity records and confidential personal information being sold in underground markets. People’s dependence on technology has continuously increased, fuelled by an increasingly digital and connected world, making cyber criminality today a USD 6 trillion problem which touches our modern society in many ways.

The Merger will create a comprehensive suite of complementary consumer Cyber Safety solutions, delivering giga-scale endpoint visibility, next-generation insights, autonomous defence and personalised protection.

The boards of NortonLifeLock and Avast believe that the Merger has a compelling strategic and financial rationale, with the potential to deliver substantial benefits to consumers, shareholders and other stakeholders.

Accelerate the transformation of consumer Cyber Safety, with the Combined Company having over 500 million users

The Merger will create a leading global consumer Cyber Safety business with combined revenues of approximately USD 3.5 billion (based on the latest reported full year results for each of NortonLifeLock and Avast), an enlarged base of over 500 million users and approximately 40 million direct customers, and a common vision to empower digital freedom for everyone. The Combined Company will benefit from: (i) enhanced scale; (ii) a broadened suite of established consumer Cyber Safety brands; (iii) leading Cyber Safety solutions; (iv) global consumer reach; and (v) expansion, through both free and paid solutions, to new customer audiences, regions and products.

In addition to a broader range of consumer Cyber Safety solutions, the Combined Company will benefit from a more diverse channel mix, including consumer direct, indirect, and partners.

The Combined Company will be well positioned to capitalise on the continued growth and to lead digital disruption in the Cyber Safety segment, combining two businesses with complementary technology-oriented cultures and a shared, consumer-centric, long-term vision. The Combined Company will benefit from NortonLifeLock’s and Avast’s history of customer-centric innovation and will continue to focus on, and invest in, R&D to create industry leading Cyber Safety products to protect consumers and benefit all stakeholders.

The Combined Company will extend and expand Cyber Safety available to everyone through freemium offerings. Positive experiences with these products will expand the Combined Company’s user base and increase opportunities for paid product sales.

Furthermore, the Combined Company will benefit from a diverse and talented workforce, facilitating the delivery of innovative Cyber Safety solutions on a global scale.

Combine Avast’s strength in privacy and NortonLifeLock’s strength in identity, to create a broad and complementary product portfolio beyond core security and towards adjacent trust-based solutions

The Combined Company will benefit from the complementary nature of NortonLifeLock’s and Avast’s solutions, in particular NortonLifeLock’s strength in identity and Avast’s strength in privacy. This will unlock opportunities to cross-sell a richer Cyber Safety offering to the Combined Company’s users and direct customers while continuing to maintain core Cyber Safety functionality to free users.

The Combined Company will bring a differentiated approach to the Cyber Safety segment supported by greater scale in threat visibility, a geographically distributed cloud data platform and advanced AI-based automation. The Combined Company will be able to deliver: (i) giga-scale endpoint visibility, by gaining enhanced visibility on threat and behavioural trajectories across more than 500 million endpoints and networks; (ii) next-generation insight, supported by AI-based enrichment and best-in-class analytics of multi-factor, large-scale behaviour data in real time; (iii) autonomous defence, with automation of the detection pipeline by leveraging modern, featureless and explainable AI; and (iv) personalised protection, with AI-powered creation of a safe environment that matches the security, privacy and identity needs of individual users.

The Combined Company will be able to offer a market-leading suite of consumer Cyber Safety solutions to millions of individuals and families globally across identity, security and privacy, including restoration and insurance, identity protection, performance and utility, device security, connected home, family safety and privacy and access, complemented by adjacent trust-based solutions.

NortonLifeLock’s and Avast’s positions have been built over many years, resulting in brand recognition across large user bases in their respective existing segments. This presents an attractive opportunity to continue to innovate and offer new and enhanced solutions and services, with improved capabilities from access to superior data insights, in turn driving growth across new growth segments.

Provide greater geographic diversification and access to a larger global user base, as well as facilitating expansion into the SOHO and VSB segments, and the building of stronger B2B2C and OEM partnerships

NortonLifeLock and Avast currently operate in highly complementary end markets and geographic regions. The Combined Company will benefit from enhanced revenue and geographic diversification combining NortonLifeLock’s and Avast’s complementary positions in their consumer Cyber Safety segments. Based on the latest reported full year results for each of NortonLifeLock and Avast, on an aggregated basis, approximately 65% of the Combined Company’s revenue was derived from the US, approximately 24% from Europe, Middle East and Africa and approximately 11% from the rest of the world.

Following completion of the Merger, the Combined Company will have dual headquarters in Prague, Czech Republic, and Tempe, Arizona, USA, reflecting its global strength.

The Combined Company will have the ability to leverage the combined regional expertise of both businesses and flexibility to reinvest in product and marketing to target new growth segments and regions, including expansion into the SOHO and VSB segments, OEM PC manufacturing channels and B2B2C partnerships.

There is further potential to accelerate international growth through investment in Avast’s freemium business model and cross-selling of complementary NortonLifeLock identity products, which are currently sold primarily in the US, to Avast’s international user and direct customer base and cross-selling Avast’s privacy offerings to NortonLifeLock’s full customer base.

Unlock significant value creation through approximately USD 280 million of annual gross cost synergies, providing additional upside potential from new reinvestment capacity for innovation and growth

Given the complementary nature of both NortonLifeLock and Avast, the NortonLifeLock Directors believe that the Merger will generate synergies that could not be achieved independently of the Merger and will lead to significant long-term value creation for all shareholders.

Significant recurring cost synergies opportunity

NortonLifeLock anticipates that the Merger will result in recurring annual pre-tax gross cost synergies for the Combined Company to reach a run-rate of approximately USD 280 million, representing between approximately 15% and 20% of combined adjusted cost of sales and operating spend, based on the latest full year reported results for each of NortonLifeLock and Avast. The synergies are expected to be fully realised by the end of the second year following completion of the Merger.

NortonLifeLock intends to approach integration with the aim of retaining and motivating the best talent and structure across the Combined Company to create a best-in-class organisation. The expected sources of the identified cost synergies are as follows:

•	Organisation: approximately 50% of the total annual run-rate pre-tax gross cost synergies are expected to be generated through the adoption of shared best practice across existing functions and the reduction of duplicate roles across all geographies, and from a broad range of job categories, including management, shared services, product and commercial functions;

•	Systems & Infrastructure operating costs: approximately 25% of the total annual run-rate pre-tax gross cost synergies are expected to be realised through migration onto a common data and security platform, integration of systems, and shared technology and analytics infrastructure; and

•	Contracts & Shared Services: approximately 25% of the total annual run-rate pre-tax gross cost synergies are expected to be generated primarily from site rationalisation, procurement and vendor consolidation, and spend de-duplication.

NortonLifeLock expects to realise approximately 60% of the run-rate cost savings by the end of the first full year following completion of the Merger and 100% by the end of the second full year following completion of the Merger, excluding any potential synergy reinvestment and associated benefits. On a reported basis, the synergies assume the Combined Company expects to benefit from approximately USD 75 million of cost savings in the first full year following completion of the Merger, approximately USD 245 million of cost savings in the second full year following completion of the Merger, and the full USD 280 million of the cost savings in the third full year following completion of the Merger, excluding any potential synergy reinvestment and associated benefits.

One-off costs

In order to realise these synergies, NortonLifeLock is expected to incur one-off restructuring and integration costs of approximately one year’s run-rate pre-tax cost savings, or USD 280 million, with approximately USD 180 million estimated to be incurred in the first full year following completion of the Merger and approximately USD 100 million estimated to be incurred in the second full year following completion of the Merger. Aside from integration costs, no material dis-benefits are expected to arise in connection with the Merger. The expected synergies will accrue as a direct result of the Merger and would not be achieved on a standalone basis.

The paragraphs above relating to expected cost synergies constitute a “Quantified Financial Benefits Statement” for the purposes of Rule 28 of the Code.

Given the strong strategic, cultural and operational fit of the two companies, NortonLifeLock believes that the quantified cost synergies are readily achievable.

NortonLifeLock expects to achieve the quantified cost synergies while maintaining appropriate investment levels in sales and technology to meet the Combined Company’s growth targets and other objectives.

The estimated cost synergies referred to above reflect both the beneficial elements and the relevant costs.

Revenue opportunities

In addition to the quantified cost synergies set out in this paragraph 3, NortonLifeLock believes that there will be significant revenue opportunities that the Combined Company could pursue, which have not yet been quantified, but which solidify the foundation for driving double digit revenue growth in the long-term.

Following the completion of the Merger, the Combined Company intends to bring additional value propositions to a larger user base by leveraging its broader global reach and cross-selling enhanced products and solutions across core security and privacy and identity. This proposition will be supported by targeted sales and marketing investment in the geographies where its industry-leading brands, Norton, Avira, LifeLock and Avast, are most established to deliver localised experiences, promote customer service differentiation and drive enhanced customer experience and retention.

By leveraging the sales and marketing expertise of both organisations, the Combined Company will operate new and diversified sales channels through the scaling of its freemium offering, SOHO and VSB targeting and expanded B2B2C partnerships. The Combined Company will also benefit from a strong balance sheet and reinvestment capacity to drive innovation and expand into adjacent trust-based solutions.

Reinvestment of synergies

NortonLifeLock and Avast have closely aligned cultures of innovation, having each invested significantly over the years in technology and R&D. The talent and expertise of the Combined Company’s team will further support investment in developing and optimising a global Cyber Safety technology platform for the benefit of all consumers and other stakeholders. The Combined Company will have the scale, resources and expertise to innovate beyond the current Cyber Safety platform.

The Combined Company expects the anticipated synergies from the Merger to provide new reinvestment capacity that it intends to deploy into innovation, partnerships and marketing initiatives to develop the breadth, capability and accessibility of Cyber Safety products and solutions, thereby accelerating long-term sustainable revenue growth for the Combined Company. The Combined Company will, in particular, evaluate investments (including product innovation in Cyber Safety and adjacent trust-based services) and geographic expansion opportunities, further developing channels to market (including distribution partnerships with PC manufacturers and additional B2B2C partnerships), and ensuring consumers are well informed of Cyber Safety and the solutions that the Combined Company offers for their protection.

NortonLifeLock and Avast have complementary technologies and human capital that will strengthen the Combined Company’s capabilities in core technology and identity and privacy, which will facilitate improved product development to address the evolving threat of cybercrime and enhance the development of innovative tools to help empower consumers in their digital lives.

NortonLifeLock and Avast have an established history of in-house development and innovation. The Combined Company will benefit from resource, knowledge transfer, technical expertise and proprietary intellectual property to support its commitment to innovation, create new improved and comprehensive solutions (free and paid) and safeguard data privacy and transparency for the ultimate benefit of customers.

Appendix 4 sets out further details on the Quantified Financial Benefits Statement, including the bases of belief and principal assumptions, and the reports required under the Code by Deloitte, NortonLifeLock’s reporting accountants, and by Evercore, acting as financial adviser to NortonLifeLock. References in this Announcement to the Quantified Financial Benefits Statement should be read in conjunction with Appendix 4.

There are various alternative means by which NortonLifeLock could achieve these quantified synergies and no decisions have yet been taken as to how NortonLifeLock will implement any synergy plans. Initial synergy planning has begun in relation to the Merger, but more detailed analysis will need to be undertaken. Any such synergy plans are subject to engagement with all appropriate stakeholders in due course.

The Merger is expected to be double-digit accretive to NortonLifeLock’s non-GAAP EPS within the first full year following completion of the Merger

The Combined Company will benefit from a more attractive financial profile with increased scale, enhanced long-term growth potential and strong free cash flow generation supported by a robust balance sheet position.

The Combined Company will benefit from a highly scalable, well-diversified and recurring subscription-based revenue model with aggregated revenues of approximately USD 3.5 billion, based on the latest reported full year results for each of NortonLifeLock and Avast, delivering high single digit growth and with the potential to deliver long-term growth in the double digits, supported by strong operating levers, reinvestment potential and cash flow generation.

On an aggregated basis, based on the latest reported full year results for each of NortonLifeLock and Avast, excluding stranded costs, the Combined Company’s adjusted operating profit (pre-synergies) stands at approximately USD 1.8 billion, with implied operating margins (pre-synergies) at approximately 52%. Additional margin capacity from expected gross cost synergies of USD 280 million provides the Combined Company with scope for reinvestment to support long-term growth whilst maintaining attractive margin levels and enabling operating leverage.

The Merger is expected to be double-digit accretive to NortonLifeLock’s non-GAAP EPS from the first full year following completion of the Merger, taking into account expected cost synergies and the Post-Merger Buyback, if implemented, but excluding one-time restructuring and integration costs.

The Combined Company generates approximately USD 1.5 billion in annual free cash flow (pre-synergies), on an aggregated basis, based on the latest reported full year results for each of NortonLifeLock and Avast (excluding stranded costs), which is expected to grow in line with the business.

Post-integration, the Combined Company is expected to operate with fewer than 4,000 employees.

The Merger is expected to be financed with cash and USD 5.35 billion of new permanent debt facilities, comprised of a combination of Term Loan A and Term Loan B at a blended interest rate of approximately 2%, with other existing indebtedness of NortonLifeLock with upcoming maturities anticipated to be refinanced prior to completion. As part of the transaction, NortonLifelock’s revolving credit facility is also expected to be upsized to USD 1.5 billion and to be undrawn at completion of the Merger.

The Combined Company is targeting a net leverage ratio of approximately 3.5x following completion of the Merger (taking into account the potential expanded share buyback referred to below). The Combined Company expects strong free cash flow generation to support rapid deleveraging to reach net leverage of approximately 2.0x to 3.0x, supporting NortonLifeLock’s long-term capital allocation strategy, while maintaining flexibility to deploy capital into R&D, tuck-in acquisitions, as well as dividends and share buybacks to support growth and maximise value for shareholders. In this context, the Combined Company anticipates:

•	maintaining NortonLifeLock’s existing dividend policy with the payment of a quarterly dividend of USD 0.125 per NortonLifeLock Share;

•	increasing its current share buyback programme of approximately USD 1.8 billion by up to approximately USD 3 billion to approximately USD 4.8 billion, to provide flexibility to implement an expanded share buyback programme over time following completion of the Merger, depending on, amongst other things, Avast Shareholders’ elections in respect of the Majority Stock Option; and

•	continuing to return 100% of free cash flow (excluding mergers and acquisitions) to shareholders over the long-term to drive sustainable shareholder value growth.

Possible NortonLifeLock share buyback programme

To the extent that Avast Shareholders elect for the Majority Stock Option, NortonLifeLock intends, subject to market conditions and other capital requirements, to implement the Post-Merger Buyback over time following completion of the Merger, with a view to optimising its capital structure and establishing a net leverage ratio for the Combined Company in the region of 3.5x net debt to its pro forma EBITDA.

If all Avast Shareholders elect for the Majority Stock Option, NortonLifeLock expects that the amount of the Post-Merger Buyback, if implemented, would be up to approximately USD 3 billion. However, this amount would be reduced by the amount of any incremental cash consideration payable to Avast Shareholders who receive the Majority Cash Option. There can be no certainty that the Post-Merger Buyback will be implemented or as to its timing.

Brings together two strong and highly experienced consumer-focused management teams with a common culture of excellence and innovation

The Combined Company will be led by a highly experienced management team with significant experience in delivering consumer Cyber Safety solutions. The team has a track record of developing solutions through innovation and by delivering growth in large, global markets with a common commitment to corporate responsibility. Furthermore, the team has successfully executed value-enhancing mergers and acquisitions and overseen subsequent integration programmes.

Both NortonLifeLock and Avast share a history in innovation and product development with strong corporate ethos encompassing social, environmental and governance responsibility. This important legacy will be continued through the Combined Company’s shared vision of empowering digital freedom for everyone through novel solutions. The Combined Company will draw on the broad expertise and harness the talent in both businesses, by offering professional and personal growth opportunities, to promote a values and innovation-driven team and optimise consumer-centric Cyber Safety solutions for the benefit of end consumers and other stakeholders.

4	Recommendation

The Avast Directors, who have been so advised by UBS and J.P. Morgan Cazenove as to the financial terms of the Majority Cash Option and the Majority Stock Option, unanimously consider the terms of the Majority Cash Option and the Majority Stock Option to be fair and reasonable. In providing their financial advice to the Avast Directors, UBS and J.P. Morgan Cazenove have taken into account the commercial assessments of the Avast Directors. UBS is providing independent financial advice to the Avast Directors for the purposes of Rule 3 of the Code.

Accordingly, the Avast Directors intend to recommend unanimously that Avast Shareholders vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings, as each of the Avast Directors who owns Avast Shares has irrevocably undertaken to do in respect of their entire beneficial holdings of Avast Shares. In addition, the Vlček Family Foundation has irrevocably undertaken to vote in favour of the resolutions relating to the Scheme at the Meetings in respect of its entire beneficial holding of Avast Shares.

The Avast Directors’ (and the Vlček Family Foundation’s) irrevocable commitments are in respect of, in aggregate, 381,057,227 Avast Shares, representing approximately 36.93% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

In addition, each of the Avast Directors who holds Avast Shares has irrevocably undertaken to elect for the Majority Stock Option in respect of their entire beneficial holdings of Avast Shares, on the terms summarised in Appendix 3 to this Announcement.

5	Background to and reasons for the recommendation

Since its foundation in 1991, Avast has grown into a leading global consumer cyber security company. Through its freemium distribution model and acquisitions, including AVG and Piriform, Avast has amassed a sizeable user base, with over 435 million users. Approximately 85% of revenues are derived from the Avast Group’s Consumer Direct segment and the business has driven direct monetisation through up-selling and cross-selling to this user base and by using third-party relationships to drive additional revenues. The business derives the remainder of its revenues through its Consumer Indirect segment, which includes Avast Secure Browser and partner channels, as well as its small and medium-sized business (SMB) segment.

The cybersecurity landscape is competitive and is evolving at pace, along with the technology industry as a whole. Consumers increasingly expect brands to provide a seamless online experience – for Avast, this means protecting its customers from all online risks. This is accelerating the shift towards a user-centric model in which consumers’ entire digital lives and digital experiences are protected, and new trust-based services can be built.

At the same time, many of the world’s largest technology providers have increasingly advanced into security, privacy and identity. The Avast Directors see increased competition from major technology players and other incumbents, each of whom are scaling up and evolving their offerings into integrated solutions. Addressing this increasing competition and new types of digital threats will require Avast to accelerate the evolution of its portfolio, supported by higher levels of margin investment in R&D, innovation, marketing and other top of the funnel initiatives over the medium term as well as targeted mergers and acquisitions to sustain customer engagement, acquisition and retention.

The Avast Directors believe that the Merger would offer compelling strategic and operational benefits to all stakeholders including:

•	bringing together leading trusted brands in consumer cyber safety and security, and creating a broad product portfolio with geographic and product complementarity, with a focus on privacy, security and identity protection;

•	creating a significant opportunity to cross-sell existing and new products and promote the value proposition to the combined customer base, which would total over 500 million users;

•	combining two highly experienced R&D teams to further strengthen the Combined Company’s technological differentiation and provide better service to its joint customers;

•	providing added scale to accelerate investment in R&D and innovation initiatives to drive new product development while capturing cost efficiencies, and greater capacity to pursue value-creating acquisitions, both of which will sustain long-term growth;

•	enhancing the ability of Avast and NortonLifeLock to respond to an increasingly competitive backdrop, in particular from the large technology companies, by building a strong, digital trust platform for consumers that protects their digital lives; and

•	bringing together two respected and highly experienced consumer-focused management teams with a common culture of excellence and innovation.

The Avast Directors also took account of the agreement that the Combined Company will be dual headquartered in Prague, Czech Republic, and Tempe, Arizona, USA, will have a continued significant presence in the Czech Republic, and its board of directors will include two Avast representatives, including Avast co-founder Pavel Baudiš.

Moreover, the Avast Directors believe that the Merger represents compelling financial value for Avast Shareholders. The Merger consideration comprises a mix of cash and NortonLifeLock Shares and is structured such that Avast Shareholders (other than those in a Restricted Jurisdiction) have the choice to elect between two distinct alternatives: the Majority Cash Option or the Majority Stock Option.

Any Avast Shareholder who elects for the:

Majority Cash Option would receive, for each Avast Share held: USD 7.61 in cash plus 0.0302 of a New NortonLifeLock Share

•	Based on NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger) and the Announcement Exchange Rate, the Majority Cash Option values each Avast Share at 608.4 pence per share (USD 8.43 per share).

•	The Majority Cash Option represents a premium of approximately 28.0% to the three-month volume weighted average price of 475.1 pence per Avast Share on the Unaffected Date and is above Avast’s all-time high closing price of 600.0 pence per Avast Share.

Majority Stock Option would receive, for each Avast Share held: USD 2.37 in cash plus 0.1937 of a New NortonLifeLock Share

•	On the basis set out above, the Majority Stock Option values each Avast Share at 551.1 pence per share (USD 7.64 per share).

•	The Majority Stock Option enables Avast Shareholders to benefit from a more meaningful participation in the strategic and financial benefits of the Merger.

Following consideration of the above factors, the Avast Directors, who have been so advised by UBS and J.P. Morgan Cazenove as to the financial terms of the Majority Cash Option and the Majority Stock Option, unanimously consider the terms of the Majority Cash Option and the Majority Stock Option to be fair and reasonable. In providing their financial advice to the Avast Directors, UBS and J.P. Morgan Cazenove have taken into account the commercial assessments of the Avast Directors. UBS is providing independent financial advice to the Avast Directors for the purposes of Rule 3 of the Code.

Accordingly, the Avast Directors intend to recommend unanimously that Avast Shareholders vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings, as each of the Avast Directors who own Avast Shares has irrevocably undertaken to do in respect of their entire beneficial holdings of Avast Shares. Further details of those irrevocable undertakings are set out below and in Appendix 3 to this Announcement.

6	Irrevocable undertakings

As set out in paragraph 4 (Recommendation), NortonLifeLock and Bidco have received irrevocable commitments to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings (or, in the event that the Merger is implemented by way of a Takeover Offer, to accept or procure acceptance of the Takeover Offer) from each of the Avast Directors who own Avast Shares (in relation to their beneficial holdings of such Avast Shares), and from the Vlček Family Foundation, in each case in respect of their entire holding of Avast Shares. These irrevocable commitments are in respect of, in aggregate, 381,057,227 Avast Shares, representing approximately 36.93% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

Further details of these irrevocable undertakings are set out in Appendix 3 to this Announcement.

7	Information on NortonLifeLock and Bidco

NortonLifeLock

NortonLifeLock is a leading provider of consumer Cyber Safety solutions built around protecting and empowering people to live their digital lives safely. Founded in 1982 and headquartered in Tempe, Arizona, NortonLifeLock serves over 80 million users in more than 150 countries, including 23 million direct customers.

NortonLifeLock’s service offering is positioned across three key cyber safety pillars: Security, providing protection for PCs, Macs and mobile devices against malware, viruses, adware, ransomware and other online threats; Identity Protection, which includes monitoring, alerts and restoration services to protect the safety of customers; and Online Privacy, which provides enhanced security and online privacy through an encrypted data tunnel and other privacy monitoring services.

NortonLifeLock’s subscription-based Cyber Safety solutions are primarily sold direct-to-consumer through its NortonLifeLock and Avira websites, and indirectly through partner relationships with retailers, telecom service providers, hardware original equipment manufacturers (OEMs), and employee benefit providers. The acquisition of Avira in 2020 expanded NortonLifeLock’s go-to-market into the freemium channel.

NortonLifeLock is listed on NASDAQ, with a market capitalisation of USD 15.8 billion based on its closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger). For the year ended 2 April 2021, NortonLifeLock reported non-GAAP revenues of USD 2.6 billion, non-GAAP operating income of USD 1.3 billion, and non-GAAP EPS of USD 1.44. For the year ended 2 April 2021, revenue from the Americas contributed 74% of the total, with Europe, the Middle East and Africa contributing 15%, and Asia Pacific and Japan contributing 11%.

For the fiscal quarter ended 2 July 2021, NortonLifeLock reported non-GAAP revenues of USD 691 million, non-GAAP operating income of USD 354 million, and non-GAAP EPS of USD 0.42.

For the fiscal quarter ending 1 October 2021, non-GAAP revenue is expected to be in the range of USD 690 million to USD 700 million, translating to 10% to 12% year-on-year growth. Non-GAAP EPS is expected to be in the range of USD 0.41 to USD 0.43.

For the current financial year ending 1 April 2022, NortonLifeLock anticipates non-GAAP revenue growth to be in the range of 8% to 10%+ and non-GAAP EPS to be in the range of USD 1.65 to USD 1.75.

NortonLifeLock is dedicated to its people, customers and business and to society, and to work each day to create a safe and sustainable future. NortonLifeLock brings together its people, passions and powerful technology to support social and environmental priorities and to seek to make the world a better, safer place. NortonLifeLock’s strong corporate responsibility ethos encompasses: (i) social responsibility, with USD 13 million in charitable giving, a robust employee engagement programme with more than 18,000 hours logged and more than 14,000 hours in global product donations to non-profitable organisations; (ii) environmental responsibility, by disclosing Scope 1, 2 and 3 Emissions and committing to minimise greenhouse gases, by achieving 24% of renewable energy consumption and by delivering 90% of its products digitally; and (iii) governance responsibility, with a commitment to gender and ethnic diversity at all levels and extensive board level oversight, with quarterly updates on key ESG metrics.

Bidco

Bidco is a newly incorporated private limited company, and a wholly-owned subsidiary of NortonLifeLock. Bidco has been formed at the direction of NortonLifeLock for the purposes of implementing the Merger. Bidco has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Merger.

8	Information on Avast

Avast is a leading global cybersecurity provider that is dedicated to keeping people safe and private online. Avast safeguards more than 435 million users worldwide, protecting their digital data, identity and privacy, with 1.5 billion attacks and over 200 million new files blocked each month on average in 2020. Avast offers security software under the Avast and AVG brands, in the form of both free and paid-for products. Avast has customers in the vast majority of countries in the world.

The majority of Avast’s revenues are derived from the Avast Group’s consumer direct operations, which primarily involves up-selling paid antivirus software with advanced features to users of its free antivirus software, and cross-selling adjacent, non-antivirus paid products such as privacy enhancement and PC optimisation tools.

Avast Shares are admitted to the premium listing segment of the Official List and to trading on the Main Market for listed securities of the London Stock Exchange. Avast is also a member of the FTSE 100 index. As of the close of trading on the Unaffected Date, Avast had a market capitalisation of approximately £5.2 billion.

As a leading global cybersecurity provider, Avast stands for a safe, open, and fair digital world for everyone, with a commitment to lead from the front to build a more diverse and inclusive technology sector. Through a number of initiatives and projects, Avast commits to being: (i) socially responsible, by aiming to maintain its annual commitment to social impact initiatives based on the 1% of profit model and by extraordinary donations such as a USD 25 million donation for COVID relief, and by continuously encouraging employee volunteering in local communities; (ii) environmentally responsible, by disclosing Scope 1 and 2 Emissions, and by committing to a small environmental footprint and to being carbon neutral and Gold Standard (carbon offset); and (iii) responsible from a governance perspective, with a structured ESG reporting system and a focus on increased female representation on its board of directors.

9	Avast current trading

For the first half of the 2021 financial year, the Avast Group’s revenue of USD 471.3 million was up 10.4% on an organic basis(1) and 8.8% at actual rates. Adjusted EBITDA increased 11.9% to USD 270.2 million, resulting in an Adjusted EBITDA margin percentage(2) of 57.3%.

(USD m)	H1 2021	H1 2020	Change %	Change % (excluding FX)(3)
Revenue	471.3	433.1	8.8	7.7
Revenue excl. Acquisitions, Disposals and Discontinued Business(4)	470.0	421.6	11.5	10.4

Billings of USD 482.7 million for the six months ended 30 June 2021 were up 0.9% on an organic basis, and 2.9% at actual rates, consistent with Avast’s expectation that performance would be significantly weighted towards the second half. The first half of the 2021 financial year lapped a period of strong comparatives from the effect of the pandemic lockdown in 2020. As anticipated, there was also downward pressure on billings from the strategic transition from multi to single year subscriptions.

In the second half of the 2021 financial year, comparator period trends start to normalise and the impact of the transition to single year subscriptions ends. Avast anticipates high single digit growth in the Avast Group’s billings in the second half of the 2021 financial year. Avast’s organic group revenue guidance for the full 2021 financial year is maintained at the upper end of 6% to 8% growth.

For the first half of the 2021 financial year, the Avast Group’s Adjusted EBITDA margin percentage was 57.3%. The Avast Group’s Adjusted EBITDA margin percentage for the 2021 financial year is expected to remain broadly flat versus the financial year ended 31 December 2020, in line with previous guidance and reflecting increased user and customer acquisition costs as well as materially higher marketing spend around the flagship Avast One product, which remains on track for launch later this year. As Avast has previously indicated, in future periods, it expects higher levels of margin investment in R&D, innovation, marketing and other top of the funnel initiatives over the medium term to sustain customer engagement, acquisition and retention activities.

As at 30 June 2021, net debt / LTM (“last twelve months”) Adjusted EBITDA per the banking covenant was 1.0x, in line with Avast’s expectations.

Notes:

1.	Organic growth rate excludes the impact of foreign exchange rates, acquisitions, business disposals, and Discontinued Business. It excludes current period billings and revenue of acquisitions until the first anniversary of their consolidation.

2.	Adjusted EBITDA margin percentage is defined as Adjusted EBITDA divided by revenue.

3.	Growth rate excluding currency impact is calculated by restating 2021 actual to 2020 foreign exchange rates. Deferred revenue is translated to USD at date of invoice and is therefore excluded when calculating the impact of foreign exchange rates on revenue.

4.	As Avast is exiting its toolbar-related search distribution business, which had previously been an important contributor to AVG’s revenues, and, separately, on 30 January 2020, the Avast Group decided to wind down the operation of its subsidiary Jumpshot Inc. (together, including the Avast Group’s browser clean-up business, referred to in Note 1 above as “Discontinued Business”), the growth figures exclude Discontinued Business, which was negligible.

10	Possible NortonLifeLock share buyback programme

To the extent that Avast Shareholders elect for the Majority Stock Option, NortonLifeLock intends, subject to market conditions and other capital requirements, to implement the Post-Merger Buyback (utilising capacity under its existing share buyback authorisation and, if required, incremental capacity under a new share buyback authorisation) over time following completion of the Merger with a view to establishing a net leverage ratio for the Combined Company of approximately 3.5x net debt to its pro forma EBITDA.

If all Avast Shareholders elect for the Majority Stock Option, NortonLifeLock expects that the amount of the Post-Merger Buyback, if implemented, would be up to approximately USD 3 billion. However, this amount would be reduced by the amount of any incremental cash consideration payable to Avast Shareholders who receive the Majority Cash Option.

NortonLifeLock intends to confirm the proposed quantum of the Post-Merger Buyback, if any, following completion of the Merger and once the elections of the Avast Shareholders for the Majority Stock Option (and, accordingly, the quantum of cash consideration payable in connection with the Merger) and the capital requirements of the Combined Company are known.

As noted above, the implementation of the Post-Merger Buyback will be subject to market conditions and other capital requirements, and there can be no certainty that the Post-Merger Buyback will be implemented or as to its timing.

11	Avast Share Schemes

The Merger will affect participants in the Avast Share Schemes. In summary, NortonLifeLock and Avast have agreed that NortonLifeLock will make appropriate proposals to the holders of options and awards under the Avast Share Schemes in accordance with Rule 15 of the Code. Further details of these arrangements will be communicated to participants in the Avast Share Schemes in due course. Awards and options which vest and are exercised prior to the Scheme Record Time will be satisfied by the allotment, issue or transfer of Avast Shares prior to the Scheme Record Time and those Avast Shares will be subject to the Scheme.

12	Financing

The cash consideration payable to Avast Shareholders under the terms of the Merger will be financed by debt to be provided under the Interim Facilities Agreement underwritten by Bank of America, N.A. and Wells Fargo Bank, N.A (with Bank of America, N.A. as lead underwriter), if, and to the extent, not satisfied through cash on hand available to Bidco (as part of the NortonLifeLock Group).

Further information on the financing of the Merger will be set out in the Scheme Document.

In accordance with Rule 2.7(d) of the Code, Evercore, in its capacity as financial adviser to NortonLifeLock and Bidco, is satisfied that sufficient resources are available to Bidco to enable it to satisfy in full the cash consideration payable to Avast Shareholders under the terms of the Merger.

13	Management, employees, pensions, research and development and locations

NortonLifeLock’s strategic plans for Avast

NortonLifeLock believes that the Merger has a compelling strategic and financial rationale, would create long-term value for both NortonLifeLock and Avast and would be consistent with NortonLifeLock’s long-term growth strategy, the objective of which is to protect and empower people to live their digital lives safely.

Avast would benefit from NortonLifeLock’s scale, strength in identity and broad-based adoption of its Norton 360 platform. NortonLifeLock would benefit from Avast’s strong freemium user base, international customer base and innovative offerings in privacy. The Combined Company would be able to capitalise on the full range of opportunities available to both NortonLifeLock and Avast.

Existing employment rights

NortonLifeLock attaches great importance to the skill and experience of Avast’s management and employees and recognises their important contribution to the success that has been achieved by Avast. As such, NortonLifeLock expects Avast’s employees to continue to contribute to the success of the Combined Company following completion of the Merger. NortonLifeLock intends to look at ways to optimise the structure of the Combined Company in order to achieve the anticipated benefits of the Merger.

NortonLifeLock’s preliminary evaluation work to identify potential synergies arising from the Merger suggests that there will be some duplication between the two businesses’ management, shared services, product, commercial and other functions. NortonLifeLock has not yet received sufficiently detailed information to formulate comprehensive plans or intentions regarding the impact of the Merger on the Avast Group, its various business units or its employees, and intends to take a ‘best of both’ approach to integration. NortonLifeLock’s preliminary evaluation suggests that the Combined Company is expected to fully realise pre-tax gross cost synergies of approximately USD 280 million by the end of the second full year following completion of the Merger, a substantial portion of which would come from headcount reductions, in addition to other initiatives in systems & infrastructure and contracts & shared services. Based on NortonLifeLock’s preliminary evaluation, the synergy plan suggests a potential headcount reduction of approximately 25% of the total Combined Company workforce, across all geographies, and from a broad range of job categories, including management, shared services, product and commercial functions, but before any of the Combined Company’s expected re-investment into innovation, partnerships and marketing.

The finalisation and implementation of any workforce reductions will be subject to comprehensive planning and appropriate engagement with stakeholders, including affected employees and any appropriate employee representative bodies. It is anticipated that efforts will be made to mitigate headcount reductions through redundancies, via natural attrition, the elimination of vacant roles and alternative job opportunities. Any affected individuals will be treated in a manner consistent with NortonLifeLock’s high standards, culture and practices. NortonLifeLock intends to approach employee and management integration with the aim of retaining and motivating the best talent across the Combined Company to create a best-in-class organisation.

NortonLifeLock confirms that it has given assurances to the Avast Directors that, upon and following completion of the Merger, it intends to fully observe the existing contractual and statutory employment rights of all Avast management and employees and does not intend to make any material changes to the conditions of employment of the employees or management of the Avast Group. Subject to the potential headcount reductions described above, NortonLifeLock also does not intend to make any material changes to the balance of skills and the functions of the employees or management of the Avast Group.

NortonLifeLock acknowledges the importance and value of Avast’s employee share-based incentive arrangements. In due course, and in accordance with Rule 15 of the Code, proposals will be sent to existing option holders and award holders, which will include proposals as to how any unvested options and awards will be treated in connection with the Merger. In addition, NortonLifeLock confirms that it intends, following completion of the Merger, to extend NortonLifeLock’s share-based arrangements to Avast’s employees on a basis consistent with arrangements for equivalent employees of NortonLifeLock and taking into account their expected roles within the Combined Company.

Composition of the board of the Combined Company following completion of the Merger

Following completion of the Merger, it is intended that Avast’s CEO, Ondrej Vlcek, will join NortonLifeLock as President and become a member of the NortonLifeLock Board. In addition, Pavel Baudiš, a co-founder of Avast, is expected to join the NortonLifeLock Board as an independent director.

It is intended that, upon completion of the Merger, each of the non-executive members of the Avast Board will resign as directors of Avast.

Following completion of the Merger, it is intended that Vincent Pilette, CEO of NortonLifeLock, will be CEO of the Combined Company, and Natalie Derse, CFO of NortonLifeLock, will be CFO of the Combined Company.

Pension schemes

Avast does not operate or contribute to any defined benefit pension schemes in respect of its employees. It does, however, operate certain defined contribution pension plans. NortonLifeLock does not intend to make any changes to the eligibility rules or contribution rates that currently apply under Avast’s defined contribution pension plans. NortonLifeLock intends to comply with all applicable law in connection with the provision of retirement benefits.

Management incentivisation arrangements

NortonLifeLock has not entered into, and has not had any discussions about proposals to enter into, any form of incentivisation arrangements with members of management of Avast. Nor has NortonLifeLock agreed or entered into any arrangements with any of Avast’s executive directors who are expected to join the NortonLifeLock Board and/or management team following completion of the Merger with regard to any changes to their existing terms of employment. NortonLifeLock does not intend to put in place any such arrangements before completion of the Merger.

Locations of business, fixed assets and headquarters

Following completion of the Merger, Avast’s existing headquarters premises will continue to be utilised, and the Combined Company will have dual headquarters located in Prague, Czech Republic, and Tempe, Arizona, USA.

The Combined Company expects to maintain a significant presence in the Czech Republic, including across R&D, commercial and general and administrative functions, the level of which will be reviewed in the first year following completion of the Merger, taking into account Avast’s current management plans. As part of such review, NortonLifeLock intends to evaluate the locations of business and fixed assets of Avast in order to optimise local operations for the Combined Company, taking into consideration any existing changes planned by the current management of Avast, which is expected to lead to rationalisation in certain sites currently operated by NortonLifeLock and/or Avast.

NortonLifeLock intends to undertake a review process, in collaboration with Avast’s CEO, to determine the post-Merger name of the Combined Company to ensure that it best reflects its strategic vision of expanding its Cyber Safety platform with trust-based solutions and its broad global prospects.

Research and development

NortonLifeLock values the investment that Avast has made in its technology and the infrastructure and expertise in place within the Avast Group to create, maintain and enhance existing product offerings and intends to retain Avast’s R&D capabilities in the Czech Republic. While NortonLifeLock expects efficiencies to arise from duplication of R&D functions across the Combined Company, NortonLifeLock’s commitment to innovation is integral to its strategy and NortonLifeLock currently intends to reinvest part of the anticipated run-rate cost synergies into innovation, partnerships and marketing initiatives to support and accelerate long-term sustainable growth. NortonLifeLock believes that it is important for the long-term success of the Combined Company and for customer satisfaction to maintain a leading product offering and intends to invest in this area following completion of the Merger in conjunction with the existing Avast infrastructure.

Trading Facilities

Avast is currently listed on the Official List and, as explained in paragraph 21 (De-listing, cancellation of trading and re-registration) below, a request will be made to the London Stock Exchange to cancel trading in Avast Shares on the Main Market of the London Stock Exchange, and to the FCA to cancel the listing of the Avast Shares on the Official List, in each case with effect from or shortly following the Effective Date. Avast will be re-registered as a private company following the Effective Date.

Avast is also currently listed on two MTFs in the Czech Republic. As explained in paragraph 21 (De-listing, cancellation of trading and re-registration) below, requests will be made to the PSE and RMS to cancel trading in Avast Shares on these MTFs, in each case with effect from or shortly following the Effective Date.

It is anticipated that the unsponsored ADR programme for the Avast Shares will be terminated on or shortly after the Effective Date.

The Combined Company will be listed on NASDAQ.

None of the statements in this paragraph 13 are “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

Views of the Avast Board

In considering the intention to recommend the Merger to Avast Shareholders, the Avast Board has given due consideration to the assurances that NortonLifeLock has given in relation to management and employees within the Combined Company.

The Avast Board notes that NortonLifeLock has stated that the Combined Company is expected to fully realise pre-tax gross cost synergies of approximately USD 280 million by the end of the second full year following completion of the Merger, a substantial portion of which could come from headcount reductions, in addition to other initiatives. Based on this preliminary evaluation, NortonLifeLock expects a potential headcount reduction of approximately 25% of the total Combined Company workforce across all geographies, and from a broad range of job categories, including management, shared services, product and commercial functions, but before any of the Combined Company’s expected re-investment into innovation, partnerships and marketing. The Avast Board is of the view that, in order for NortonLifeLock to achieve the stated synergy benefits, it will be necessary for headcount reductions to take place.

The Avast Board believes that, in implementing the Merger, it is important that NortonLifeLock takes into account the skills and experience of the existing management and employees of Avast and welcomes NortonLifeLock’s intention to provide opportunities for Avast employees as well as NortonLifeLock employees.

The Avast Board notes NortonLifeLock’s statement that, other than as a result of anticipated headcount reductions, NortonLifeLock has no intention to make any material changes to the conditions of employment of the employees or management of the Avast Group and that the existing employment rights, including pension rights, of existing management and employees of the Avast Group will be observed. The Avast Board considers it important that Avast employees who remain with the Combined Company are given certainty as to the continuing terms of their employment.

The Avast Board notes NortonLifeLock’s statement that the Combined Company expects to maintain a significant presence in the Czech Republic, including across R&D, commercial and general and administrative functions, the level of which will be reviewed, taking into account Avast’s current management plans. Given the history and heritage of Avast, the Avast Board considers it important that a significant presence in the Czech Republic is maintained, and welcomes NortonLifeLock’s statement that the Combined Company will maintain R&D, commercial and general and administrative functions in the Czech Republic.

Given that detailed information to formulate comprehensive plans or intentions regarding the impact of the Merger on the Avast Group is not yet available, the Avast Board is unable to express a more detailed opinion on the impact of the Merger on Avast management, employees and offices.

14	Electing to receive the Majority Stock Option

Avast Shareholders (other than those resident in a Restricted Jurisdiction) will be entitled to elect to receive, in respect of their entire holdings of Avast Shares, the Majority Stock Option instead of the Majority Cash Option.

Avast Shareholders will not be permitted to elect to receive the Majority Stock Option in respect of only part of their holding of Avast Shares, so will be entitled only to receive either the Majority Cash Option (if no election is made) or the Majority Stock Option (if they elect to do so). If an Avast Shareholder (i) does not make an election to receive the Majority Stock Option or (ii) is resident in a Restricted Jurisdiction, they will receive the Majority Cash Option in respect of their entire holding of Avast Shares.

Elections for the Majority Stock Option, and entitlements to receive the Majority Cash Option or the Majority Stock Option, will not be subject to scale-back or pro rating by reference to the elections of other Avast Shareholders, and all elections for the Majority Stock Option will (subject, among other things, to the satisfaction of the Conditions and to the Merger becoming Effective) be satisfied in full.

Further details in relation to making an election for the Majority Stock Option (including the action to take in order to make a valid election and the deadline for making elections) will be contained in the Scheme Document and the Form of Election.

15	Tax

The Merger will be effected by Bidco (and/or its nominee) acquiring all of the issued and to be issued ordinary shares in the share capital of Avast. NortonLifeLock will remain U.S. domiciled for tax purposes. U.S. and U.K. tax consequences of the Merger for Avast Shareholders will be described in the Scheme Document.

16	Merger-related arrangements

Confidentiality Agreement

NortonLifeLock and Avast have entered into the Confidentiality Agreement, pursuant to which each of NortonLifeLock and Avast has undertaken to keep certain information relating directly or indirectly to the Merger and to the other party confidential and not to disclose such information to third parties, except to certain permitted disclosees for the purposes of evaluating the Merger or if required by applicable laws or regulations. The confidentiality obligations of each party under the Confidentiality Agreement continue for two years after the date of the Confidentiality Agreement. The agreement also contains provisions pursuant to which each party has agreed not to solicit certain employees of the other party for a period of 12 months from the date of the Confidentiality Agreement, subject to customary carve-outs.

Co-operation Agreement

NortonLifeLock, Bidco and Avast have entered into a Co-operation Agreement dated on the date of this Announcement, pursuant to which NortonLifeLock and Bidco have agreed to use all reasonable endeavours (which shall include taking all steps necessary and accepting relevant remedies, except where to do so would be of material significance to NortonLifeLock and Bidco in the context of the Merger) to implement the Merger and to secure the regulatory clearances and authorisations necessary to satisfy the Regulatory Conditions (provided that Avast’s obligations in connection with such matters are limited to actions permitted under Rule 21.2(b)(iii) of the Code). The parties have also agreed to certain undertakings to co-operate and provide one another with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to any such regulatory clearances and authorisations. Taking due account of its legal obligations with respect to the regulatory clearances and authorisations, as well as the views and comments of Avast, NortonLifeLock will have the right to determine the strategy for obtaining the regulatory clearances and authorisations, and for satisfying the Regulatory Conditions.

NortonLifeLock has also agreed to certain procedural and other commitments with respect to the preparation of the NortonLifeLock Proxy Statement (including undertaking to use its best endeavours to obtain the clearance of the NortonLifeLock Proxy Statement from the SEC), the convening of the NortonLifeLock Shareholders’ Meeting, the preparation of the NortonLifeLock Prospectus, and assisting with the provision of information for any documents relating to the Merger to be prepared by Avast after the date of this Announcement, including the Scheme Document. Avast has agreed to certain procedural and other commitments with respect to the preparation of the Scheme Document (and associated documents) and assisting with the provision of information for documents relating to the Merger to be prepared by NortonLifeLock after the date of this Announcement, including the NortonLifeLock Proxy Statement.

NortonLifeLock has also committed to certain restrictions between the date of this Announcement and the Effective Date, completion of a Takeover Offer or other earlier termination of the Co-operation Agreement, including a commitment not to solicit or engage in any discussions of alternative proposals to the Merger (subject to certain limited exceptions) and certain commitments regarding corporate and other actions which NortonLifeLock has agreed not to undertake while the Co-operation Agreement remains in force.

The parties have also agreed certain provisions that will apply if NortonLifeLock and/or Bidco elects to implement the Merger by way of a Takeover Offer rather than the Scheme, which it may (under the terms of the Co-operation Agreement) do in specified circumstances, including where Avast has provided its prior consent (in which case certain additional provisions apply, including as to the required level of the acceptance condition for such Takeover Offer), where the Avast Board has amended, qualified or withdrawn its recommendation of the Merger, in the circumstances set out in Note 2 on Section 8 of Appendix 7 to the Code, and where a third party has announced a firm intention to make an offer for the entire issued and to be issued share capital of Avast.

The Co-operation Agreement contains provisions which will apply in respect of the Avast Share Schemes, details of which will be set out in the Scheme Document, and provisions which apply with respect to the provision of insurance to cover liabilities of Avast directors, officers and other executives. In addition, NortonLifeLock has provided a parent company guarantee in respect of Bidco’s obligations under the Co-operation Agreement.

The Co-operation Agreement will terminate in certain circumstances, including: (i) where it is agreed in writing between NortonLifeLock, Bidco and Avast at any time prior to the Effective Date; (ii) upon service of written notice by NortonLifeLock to Avast, or Avast to NortonLifeLock and Bidco, if (a) the Avast Board has adversely modified or qualified, or withdrawn, its recommendation of the Merger, (b) if a break fee payment event (as described below) occurs, (c) if Bidco and/or NortonLifeLock invokes (and is permitted by the Panel to invoke) a Condition (other than under specified circumstances) so as to cause the Merger to lapse, to be withdrawn or not to proceed, (d) unless otherwise agreed in writing by the parties, if the Effective Date has not occurred on or prior to the Long Stop Date; (iii) if, prior to the Long Stop Date, a third party announces a firm intention to make an offer or revised offer for Avast which completes, becomes effective or is declared unconditional in all respects; (iv) if the NortonLifeLock Shareholders do not approve the Merger at the NortonLifeLock Shareholders’ Meeting, (v) if the Scheme Shareholders do not approve the Scheme at the Court Meeting and/or the relevant resolutions relating to the Scheme are not approved by the requisite majority of Scheme Shareholders at the General Meeting, other than in circumstances where NortonLifeLock has elected, with Avast’s prior consent, to implement the Merger by means of a Takeover Offer; (vi) if the Scheme is not sanctioned at the Court Hearing, (vii) upon service of written notice by Avast to NortonLifeLock if NortonLifeLock makes an announcement before the publication of the NortonLifeLock Proxy Statement that it will not convene the NortonLifeLock Shareholders’ Meeting, or that it does not intend to post the NortonLifeLock Proxy Statement or to convene the NortonLifeLock Shareholders’ Meeting, (viii) on the earliest to occur of (a) the Scheme lapsing, terminating or being withdrawn (unless NortonLifeLock has elected, with Avast’s prior consent, to implement the Merger by means of a Takeover Offer before such lapse, termination or withdrawal) and (b) the Effective Date; and (ix) in the event that NortonLifeLock elects, with Avast’s prior consent, to implement the Merger by means of a Takeover Offer, the earliest to occur of (a) the date on which that Takeover Offer lapses, terminates or is withdrawn and (b) the Effective Date.

NortonLifeLock has undertaken that if, on or prior to the Long Stop Date, any of the following matters occurs, subject to certain qualifications, it will pay a break fee to Avast (as described below), in each case other than in certain specified circumstances:

•	either: (1) the NortonLifeLock Board (a) withdraws, withholds or qualifies (or amends or modifies in any manner adverse to Avast), or proposes publicly to withdraw, withhold or qualify (or amend or modify in any manner adverse to Avast) the recommendation by the NortonLifeLock Board of the Merger, (b) approves, recommends or adopts (or proposes publicly to approve, recommend or adopt) certain material types of transaction, other than the Merger or (c) fails to include the NortonLifeLock Board’s recommendation of the Merger in the NortonLifeLock Proxy Statement (a “NortonLifeLock Board Recommendation Change Event”); or (2) the NortonLifeLock Shareholders’ Meeting has not occurred prior to the Long Stop Date in breach of NortonLifeLock’s obligations under the Co-operation Agreement;

•	either (a) Bidco and/or NortonLifeLock invokes (and is permitted by the Panel to invoke) any Regulatory Condition so as to cause the Merger to lapse, to be withdrawn or not to proceed, or (b) a Regulatory Condition has not been satisfied or waived by Bidco and/or NortonLifeLock as at the Long Stop Date (each a “Regulatory Condition Satisfaction Failure Event”); or

•	NortonLifeLock Shareholders do not approve the relevant matters at the NortonLifeLock Shareholders’ Meeting and there has been no NortonLifeLock Board Recommendation Change Event (the “NortonLifeLock Shareholder Approval Failure Event”).

The amount of the break fee payable by NortonLifeLock in the event of the foregoing would (subject to the conditions below) be USD 300 million following a NortonLifeLock Board Recommendation Change Event or in circumstances where the NortonLifeLock Shareholders’ Meeting has not occurred prior to the Long Stop Date in breach of NortonLifeLock’s obligations under the Co-operation Agreement, USD 200 million following a Regulatory Condition Satisfaction Failure Event or USD 100 million following a NortonLifeLock Shareholder Approval Failure Event.

No break fee would be payable by NortonLifeLock if, at the time the relevant break fee payment event occurs: (i) the Avast Board has adversely modified or qualified, or withdrawn, its recommendation of the Merger; (ii) at the time the relevant break fee payment event occurs, the Co-operation Agreement has been terminated (or a right to terminate has arisen at the Long Stop Date) under certain of the other termination events described above; or (iii) with respect to a Regulatory Condition Satisfaction Failure Event, that event occurred in circumstances where Avast has materially obstructed NortonLifeLock and Bidco from being able to obtain a regulatory clearance or authorisation (and such action(s) or non-action(s) are a material and contributory cause of such failure to obtain such clearance or authorisation), or Avast has undertaken, agreed to or announced an acquisition, licensing arrangement or other arrangement or collaboration with a third party and such action was a material contributory cause of the Regulatory Condition Satisfaction Failure Event.

Clean Team and Joint Defence Agreement

NortonLifeLock, Avast, and certain of their respective external regulatory counsel, entered into the Clean Team and Joint Defence Agreement to ensure that the exchange and/or disclosure of certain materials relating to the parties only takes place between their respective external regulatory counsel and external experts, and does not diminish in any way the confidentiality of such materials and does not result in a waiver of privilege, right or immunity that might otherwise be available.

17	Conditions

The Merger and, accordingly, the Scheme will be subject to a number of conditions, which will be set out in the Scheme Document, and which are set out in Appendix 1 to this Announcement, including the following antitrust and regulatory clearances:

•	the receipt or waiver of any applicable antitrust approvals or clearances in the United States, the United Kingdom, Germany and Spain (and/or, upon referral, approval from the European Commission), Australia and New Zealand;

•	a written notification from CFIUS that it has completed action under section 721 of the DPA or, if CFIUS has sent a report to the President of the United States, that the President has announced a decision not to take action or has not taken action after fifteen days from the end of the investigation period; and

•	the receipt or waiver of applicable foreign investment approvals in Germany, the Czech Republic, Romania and, if in force and applicable, any such approvals required in the United Kingdom and the Netherlands.

In addition, the Merger and, accordingly, the Scheme will be subject to (amongst others) the following customary conditions:

•	the Scheme becoming Effective by not later than the Long Stop Date, failing which the Scheme will lapse;

•	the FCA having approved the NortonLifeLock Prospectus and it having been made available to the public in accordance with the UK Prospectus Regulation Rules;

•	approval of the Scheme by a majority in number of those Scheme Shareholders present and voting at the Court Meeting in person or by proxy, representing at least 75% in value, of the Scheme Shares voted by such Scheme Shareholders;

•	approval of the Special Resolution by the requisite majority of Avast Shareholders at the General Meeting;

•	the issuance of the New NortonLifeLock Shares in connection with the Merger having been approved by NortonLifeLock Shareholders at the NortonLifeLock Shareholders’ Meeting;

•	confirmation having been received by NortonLifeLock that the New NortonLifeLock Shares have been approved for listing, subject to official notice of issuance, on NASDAQ;

•	the satisfaction or (where applicable) waiver, prior to the sanction of the Scheme by the Court, of all the other Conditions;

•	the sanction of the Scheme by the Court (with or without modification on terms agreed by Bidco and Avast); and

•	the delivery of a copy of the Scheme Court Order to the Registrar of Companies.

As summarised in paragraph 16 (Merger-related arrangements), NortonLifeLock and Avast have agreed, pursuant to the Co-operation Agreement, certain mutual obligations and restrictions with respect to seeking to facilitate the satisfaction of certain of the Conditions.

18	Structure of the Merger

It is intended that the Merger will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act. The Scheme is an arrangement between Avast and the Scheme Shareholders and is subject to the approval of the Court. The procedure involves, among other things, an application by Avast to the Court to sanction the Scheme, in consideration for which Scheme Shareholders will receive cash and New NortonLifeLock Shares on the basis described in this Announcement, in particular paragraphs 2 (The Merger) and 14 (Electing to receive the Majority Stock Option).

The purpose of the Scheme is to provide for Bidco (and/or its nominee) to become the owner of the entire issued and to be issued ordinary share capital of Avast.

Upon the Scheme becoming Effective: (i) it will be binding on all Avast Shareholders, irrespective of whether or not they attended or voted at the Court Meeting and the General Meeting (and, if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Avast Shares will cease to be of value and should be destroyed and entitlements to Avast Shares held within the CREST system will be cancelled.

Bidco will despatch, or arrange for the despatch of, the consideration payable under the Scheme to Scheme Shareholders by no later than 14 days after the Effective Date.

Any Avast Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The Special Resolution to be proposed at the General Meeting will, amongst other matters, provide that the Articles be amended to incorporate provisions requiring any Avast Shares issued after the Scheme Record Time (other than to Bidco and/or its nominee) to be automatically transferred to Bidco (and/or its nominee) on the same terms as the Merger (other than terms as to timings and formalities). The provisions of the Articles (as amended) will avoid any person (other than Bidco and/or its nominee) holding ordinary shares in the capital of Avast after the Effective Date.

Subject to certain restrictions relating to persons resident in a Restricted Jurisdiction, it is expected that the Scheme Document, containing further information about the Merger and notices of the Court Meeting and General Meeting, together with the Forms of Proxy and the Form of Election, will be posted to Avast Shareholders and (for information only) to participants in the Avast Share Schemes in late Q3 or early Q4 of 2021. For the purposes of paragraph 3(a) of Appendix 7 of the Code, the Panel has consented to this arrangement. It is also expected that, at or around the same time as the Scheme Document is posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), the NortonLifeLock Prospectus will be published and the NortonLifeLock Proxy Statement will be mailed.

NortonLifeLock, Bidco and Avast urge Avast Shareholders to read the Scheme Document (or, if applicable, the offer document), the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus when such documents become available because they will contain important information relating to the Merger, NortonLifeLock and Bidco. Any vote in respect of the Scheme or related matters at the Meetings should be made only on the basis of the information contained in the Scheme Document, the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus.

Subject to the satisfaction or waiver of all relevant conditions, including the Conditions, and certain further terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, and subject to the approval and availability of the Court (which is subject to change), it is expected that the Scheme will become Effective in mid-2022.

19	Scheme timetable

A full anticipated timetable for the Merger will be set out in the Scheme Document which will be posted as soon as practicable and at or around the same time as the publication of the NortonLifeLock Prospectus and the mailing of the NortonLifeLock Proxy Statement. Subject to certain restrictions relating to persons resident in Restricted Jurisdictions, the Scheme Document, the NortonLifeLock Prospectus and the NortonLifeLock Proxy Statement will also be made available on NortonLifeLock’s website (at https://investor.nortonlifelock.com/) and Avast’s website (at https://investors.avast.com/).

Subject to the satisfaction or waiver (as applicable) of all relevant conditions, including the Conditions, and certain terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, the Scheme is expected to become Effective in mid-2022.

20	Right to switch to a Takeover Offer

Subject to obtaining the consent of the Panel, Bidco reserves the right to elect to implement the Merger by way of a Takeover Offer as an alternative to the Scheme.

Any such Takeover Offer will be implemented on substantially the same terms and conditions, so far as applicable, as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Merger. Further, if sufficient acceptances of the Takeover Offer are received and/or sufficient Avast Shares are otherwise acquired, it is the intention of Bidco to apply the provisions of the Companies Act to compulsorily acquire any outstanding Avast Shares to which such Takeover Offer relates.

21	De-listing, cancellation of trading and re-registration

It is intended that dealings in Avast Shares will be suspended on or shortly before the Effective Date at a time to be set out in the Scheme Document. It is further intended that applications will be made to the London Stock Exchange to cancel trading in Avast Shares on the Main Market of the London Stock Exchange, and to the FCA to cancel the listing of the Avast Shares on the Official List, in each case with effect from or shortly following the Effective Date.

It is also intended that applications will be made to the PSE and RMS to suspend dealings in Avast Shares on MTFs operated by the PSE and RMS on or shortly before the Effective Date. It is further intended that applications will be made to the PSE and RMS to remove Avast Shares from trading on MTFs operated by the PSE and RMS, in each case with effect from or shortly following the Effective Date.

On or shortly after the Effective Date, entitlements to Avast Shares held within the CREST system will be cancelled, and share certificates in respect of Avast Shares will cease to be valid.

It is anticipated that the unsponsored ADR programme for the Avast Shares will be terminated on or shortly after the Effective Date.

As soon as possible after the Effective Date, it is intended that Avast will be re-registered as a private limited company.

The New NortonLifeLock Shares will be listed on NASDAQ.

Avast does not hold any Avast Shares in treasury.

22	Disclosure of interests in Avast

As at the Latest Practicable Date, save for the disclosures in this paragraph 22 and the irrevocable undertakings referred to in paragraphs 4 (Recommendation) and 6 (Irrevocable undertakings), none of NortonLifeLock, Bidco or any of their directors or any person acting, or deemed to be acting, in concert with NortonLifeLock or Bidco:

•	had any interest in, or right to subscribe for, or had any arrangement in relation to, Avast Shares or any relevant securities of Avast;

•	had any short position in relation to any Avast Shares or any relevant securities of Avast, whether conditional or absolute and whether in the money or otherwise, including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, any Avast Shares or any relevant securities of Avast;

•	had any dealing arrangement of the kind referred to in Note 11 on the definition of “acting in concert” in the Code, in relation to the Avast Shares or in relation to any securities convertible into Avast Shares;

•	had procured an irrevocable commitment or letter of intent to accept the terms of the Merger in respect of Avast Shares or any relevant securities of Avast; or

•	had borrowed or lent any Avast Shares or any relevant securities of Avast.

For these purposes, an “arrangement” includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Avast Shares or relevant securities of Avast which may be an inducement to deal or refrain from dealing in such securities.

23	Overseas shareholders

The availability of the Merger and the distribution of this Announcement to persons resident in, or citizens of, or otherwise subject to, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Avast Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This Announcement is not intended and does not constitute or form part of any offer to sell or to subscribe for, or any invitation to purchase or subscribe for, or the solicitation of any offer to purchase or otherwise subscribe for, any securities. Avast Shareholders are advised to read carefully the Scheme Document, the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus once these have been despatched or made available (as applicable).

24	Fractional entitlements

Fractions of New NortonLifeLock Shares will not be allotted to Avast Shareholders. Instead, Avast Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in USD (rounded down to the nearest cent) (unless an Avast Shareholder has elected to receive cash consideration in GBP rather than USD, in which case such Avast Shareholder shall receive, in lieu of fractional entitlements, cash in an amount in GBP (rounded down to the nearest penny)) equal to such fractional amount multiplied by the last reported sale price of NortonLifeLock Shares on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by Bidco) on the last Business Day prior to the Effective Date.

25	General

The Merger will be subject to the Conditions set out in Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document. Appendix 2 to this Announcement contains the bases and sources of certain information used in the summary and in the full text of this Announcement. Appendix 3 to this Announcement contains details of the irrevocable undertakings received in relation to the Merger that are referred to in this Announcement. Appendix 4 to this Announcement contains details and bases of belief of the anticipated quantified financial benefits of the Merger and copies of the related reports from NortonLifeLock’s reporting accountants, Deloitte, and its financial adviser, Evercore. Appendix 5 to this Announcement contains the NortonLifeLock Profit Forecast, and the assumptions, basis of preparation and the NortonLifeLock Directors’ confirmation relating thereto. Appendix 6 to this Announcement contains the Avast Profit Forecast, and the assumptions, basis of preparation and the Avast Directors’ confirmation relating thereto. Appendix 7 to this Announcement contains definitions of certain terms used in this Announcement.

Subject to certain restrictions relating to persons resident in a Restricted Jurisdiction, it is expected that the Scheme Document, containing further information about the Merger and notices of the Court Meeting and General Meeting, together with the Forms of Proxy and the Form of Election, will be posted to Avast Shareholders and (for information only) to participants in the Avast Share Schemes in late Q3 or early Q4 of 2021. It is also expected that, at or around the same time as the Scheme Document is posted to Avast Shareholders (other than those resident in Restricted Jurisdictions), the NortonLifeLock Prospectus will be published and the NortonLifeLock Proxy Statement will be mailed.

In deciding whether or not to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings in respect of their Avast Shares, Avast Shareholders should rely on the information contained, and (where applicable) follow the procedures described, in the Scheme Document, the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus.

The Scheme Document and the NortonLifeLock Prospectus will not be reviewed by any federal state securities commission or regulatory authority in the U.S., nor will any commission or authority pass upon the accuracy or adequacy of the Scheme Document or the NortonLifeLock Prospectus. Any representation to the contrary is unlawful and may be a criminal offence.

Each of Evercore, UBS, J.P. Morgan Cazenove and Deloitte has given and not withdrawn its consent to the publication of this Announcement with the inclusion herein of the references to its name in the form and context in which it appears.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities.

26	Documents on display

Subject to certain restrictions relating to persons resident in Restricted Jurisdictions, copies of the following documents will, by no later than 12 noon (London time) on the Business Day following the date of this Announcement, be made available on NortonLifeLock’s website at https://investor.nortonlifelock.com/ and on Avast’s website at https://investors.avast.com/ until the end of the Offer Period:

•	this Announcement;

•	the Confidentiality Agreement;

•	the Co-operation Agreement;

•	the Clean Team and Joint Defence Agreement;

•	the irrevocable undertakings referred to in paragraph 6 (Irrevocable undertakings) and summarised in Appendix 3 to this Announcement;

•	the documents relating to the financing of the Merger referred to in paragraph 12 (Financing);

•	the consents from Evercore, UBS, J.P. Morgan Cazenove and Deloitte to being named in this Announcement; and

•	the joint investor presentation, dated the same date as this Announcement, prepared by NortonLifeLock and Avast in connection with the announcement of the Merger.

Neither the contents of Avast’s website nor the contents of NortonLifeLock’s website, nor the content of any other website accessible from hyperlinks on either such website, is incorporated into or forms part of, this Announcement.

Enquiries

NortonLifeLock
Mary Lai, Head of Investor Relations	IR@NortonLifeLock.com
Spring Harris, Head of Global Corporate Communications and PR	Press@NortonLifeLock.com
Evercore (Financial adviser to NortonLifeLock and Bidco)
Naveen Nataraj	+1 (0)212 857 3100
Edward Banks	+44 (0)20 7653 6000
Anil Rachwani
Swag Ganguly
Wladimir Wallaert
Sard Verbinnen (Communications adviser to NortonLifeLock)
Charles Chichester	+44 (0)20 7467 1050
John Christiansen	+1 (0)415 618 8750
Jared Levy	+1 (0)212 687 8080
Avast
Peter Russell, Director of Investor Relations	IR@avast.com
Stephanie Kane, VP PR and Corporate Communications
UBS (Financial adviser and Corporate Broker to Avast)	Tel: +44 207 567 8000
Christian Lesueur
Rahul Luthra
Jonathan Rowley
Aadhar Patel
Meera Sheth
J.P. Morgan Cazenove (Financial adviser and Corporate Broker to Avast)	Tel: +44 207 742 4000
Bill Hutchings
James Robinson
James Summer
Jonty Edwards

Finsbury Glover Hering (Communications adviser to Avast)	Avast-LON@fgh.com
Dorothy Burwell	Tel: +44 7733 294 930
Nidaa Lone	Tel: +44 7841 400 607

Kirkland & Ellis LLP and Macfarlanes LLP are retained as (respectively) US and UK legal advisers to NortonLifeLock. White & Case LLP is retained as legal adviser to Avast.

Important notices relating to financial advisors

Evercore Partners International LLP (“Evercore”), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively as financial adviser to NortonLifeLock and Bidco and no one else in connection with the Merger and will not be responsible to anyone other than NortonLifeLock or Bidco for providing the protections afforded to clients of Evercore nor for providing advice in connection with the matters referred to herein. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with any matter referred to herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this Announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to any matter referred to herein, including its accuracy, completeness or verification, or any other statement made or purported to be made by it, or on its behalf, in connection with NortonLifeLock, Bidco or the matters described in this Announcement. To the fullest extent permitted by applicable law, Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it or they might otherwise have in respect of this Announcement or any statement contained herein.

UBS AG London Branch (“UBS”) is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS provided financial and corporate broking advice to Avast and no one else in connection with the process or contents of this Announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this Announcement or any other matter referred to herein.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove, (“J.P. Morgan Cazenove”) and which is authorised in the United Kingdom by the PRA and regulated in the United Kingdom by the PRA and the FCA, is acting exclusively as financial adviser to Avast and no one else in connection with the Merger and will not regard any other person as its client in relation to the Merger and shall not be responsible to anyone other than Avast for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in connection with the Merger or any matter or arrangement referred to herein.

No offer or solicitation

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law or regulation. In particular, this announcement is not an offer of securities for sale in the United States. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities issued as part of the Merger are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act.

The Merger will be implemented solely in accordance with the Scheme Document (or, in the event that the Merger is to be implemented by means of a Takeover Offer, the offer document), which will contain the full terms and conditions of the Merger, including details of how to vote in respect of the Scheme. Any voting decision or response in relation to the Merger should be made solely on the basis of the information contained in the Scheme Document, the Forms of Proxy, the Form of Election and the NortonLifeLock Prospectus.

This Announcement does not constitute a prospectus or a prospectus exempted document.

This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions other than England and Wales.

Important additional information will be filed with the SEC

This Announcement may be deemed to be solicitation material in respect of the Merger, including the issuance of NortonLifeLock Shares. In connection with the proposed issuance of NortonLifeLock Shares, NortonLifeLock is expected to file the NortonLifeLock Proxy Statement with the SEC. To the extent NortonLifeLock effects the Merger as a Scheme under English law, the issuance of NortonLifeLock Shares would not be expected to require registration under the U.S. Securities Act pursuant to an exemption provided by Section 3(a)(10) of the U.S. Securities Act. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the U.S. Securities Act, it will file a registration statement on Form S-4 with the SEC that will contain a prospectus with respect to the issuance of New NortonLifeLock Shares. BEFORE MAKING ANY VOTING DECISION, NORTONLIFELOCK’S SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. NortonLifeLock’s shareholders and investors will be able to obtain, without charge, a copy of the NortonLifeLock Proxy Statement (or, if applicable, the registration statement on Form S-4), including the Scheme Document (or, if applicable the offer document), and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. NortonLifeLock’s shareholders and investors will also be able to obtain, without charge, a copy of the NortonLifeLock Proxy Statement, including the Scheme Document (or, if applicable the offer document), and other relevant documents (when available) by directing a written request to NortonLifeLock (Attention: Investor Relations), or from NortonLifeLock’s website at https://investor.nortonlifelock.com/.

Participants in the solicitation

NortonLifeLock, Bidco and certain of their directors and executive officers and employees may be considered participants in the solicitation of proxies from the stockholders of NortonLifeLock in respect of the Merger, including the proposed issuance of NortonLifeLock Shares. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of NortonLifeLock in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set out in the NortonLifeLock Proxy Statement when it is filed with the SEC. Information regarding NortonLifeLock’s directors and executive officers is contained in NortonLifeLock’s Annual Report on Form 10-K for the fiscal year ended 2 April 2021 and its Proxy Statement on Schedule 14A, dated 28 July 2021, which are filed with the SEC.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or who are subject to the laws of another jurisdiction to vote their Avast Shares in respect of the Scheme at the Meetings, or to execute and deliver the Forms of Proxy (appointing another to vote at the Meetings on their behalf) or the Form of Election, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction.

Copies of this Announcement and any formal documentation relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction, including any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the Merger.

If the Merger is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Merger will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Avast Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to U.S. investors in Avast

The Merger relates to the shares of an English company and is being made by means of a scheme of arrangement under Part 26 of the Companies Act. A scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act and other requirements of U.S. law. Accordingly, the Merger is subject to the disclosure requirements and practices applicable to a scheme of arrangement involving a target company in England listed on the London Stock Exchange, which differ from the disclosure requirements of U.S. tender offer and proxy solicitation rules. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer and determines to extend the Takeover Offer into the U.S., the Merger will be made in compliance with applicable U.S. laws and regulations.

The New NortonLifeLock Shares to be issued pursuant to the Merger have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. The New NortonLifeLock Shares to be issued pursuant to the Merger will be issued pursuant to the exemption from registration provided by Section 3(a)(10) under the U.S. Securities Act. If, in the future, Bidco exercises its right to implement the Merger by way of a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the U.S. Securities Act, it will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of New NortonLifeLock Shares. In this event, Avast Shareholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to NortonLifeLock’s Investor Relations team identified above.

New NortonLifeLock Shares issued to persons other than “affiliates” of NortonLifeLock (defined as certain control persons, within the meaning of Rule 144 under the U.S. Securities Act) will be freely transferable under US law after the Merger. Persons (whether or not US persons) who are or will be “affiliates” of NortonLifeLock within 90 days prior to, or of the Combined Company after, the Effective Date will be subject to certain transfer restrictions relating to the New NortonLifeLock Shares under US law.

Neither the SEC nor any U.S. state securities commission has approved or disapproved of the New NortonLifeLock Shares to be issued in connection with the Merger, or determined if this Announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Financial information relating to Avast included in this Announcement and to be included in the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom and may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. GAAP. U.S. GAAP differs in certain significant respects from accounting standards applicable in the United Kingdom.

Avast is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Avast or its officers or directors on judgments of United States federal, state or district courts, including judgments based upon the civil liability provisions of the U.S. federal securities laws. It may not be possible to sue Avast or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Forward-looking statements

This Announcement contains certain forward-looking statements with respect to the NortonLifeLock Group and the Avast Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “aim”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial conditions, dividend policy, losses and future prospects, (ii) business and management strategies and the expansion and growth of the operations of the NortonLifeLock Group or the Avast Group, and (iii) the effects of government regulation on the business of the NortonLifeLock Group or the Avast Group. There are many factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such factors include the possibility that the Merger will not be completed on a timely basis or at all, whether due to the failure to satisfy the conditions of the Merger (including approvals or clearances from regulatory and other agencies and bodies) or otherwise, general business and economic conditions globally, industry trends, competition, changes in government and other regulation, changes in political and economic stability, disruptions in business operations due to reorganisation activities, interest rate and currency fluctuations, the inability of the Combined Company to realise successfully any anticipated synergy benefits when (and if) the Merger is implemented, the inability of the Combined Company to integrate successfully the operations of the NortonLifeLock Group and the Avast Group when (and if) the Merger is implemented and the Combined Company incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the Merger when (and if) it is implemented. Additional information concerning these and other risk factors is contained in the Risk Factors sections of NortonLifeLock’s most recent reports on Form 10-K and Form 10-Q, the contents of which are not incorporated by reference into, nor do they form part of, this Announcement.

These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. By their nature, these forward-looking statements involve known and unknown risks, as well as uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement may cause the actual results, performance or achievements of any such person, or industry results and developments, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. No assurance can be given that such expectations will prove to have been correct and persons reading this Announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement. All subsequent oral or written forward-looking statements attributable to the NortonLifeLock Group or the Avast Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. None of NortonLifeLock, Bidco or Avast undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law, regulation or stock exchange rules.

No profit forecasts or estimates

The NortonLifeLock Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. The NortonLifeLock Profit Forecast, the assumptions and basis of preparation on which the NortonLifeLock Profit Forecast is based and the NortonLifeLock Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix 5 to this Announcement.

The Avast Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. The Avast Profit Forecast, the assumptions and basis of preparation on which the Avast Profit Forecast is based and the Avast Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix 6 to this Announcement.

Other than in respect of the NortonLifeLock Profit Forecast and the Avast Profit Forecast, no statement in this Announcement is intended as, or is to be construed as, a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share, for NortonLifeLock or Avast, respectively for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for NortonLifeLock or Avast, respectively.

For the purposes of Rule 28 of the Code: (i) the NortonLifeLock Profit Forecast contained in this Announcement is the responsibility of NortonLifeLock and the NortonLifeLock Directors; and (ii) the Avast Profit Forecast contained in this Announcement is the responsibility of Avast and the Avast Directors.

Use of Non-GAAP financial information

NortonLifeLock uses the non-GAAP measures of operating margin, which are adjusted from results based on U.S. GAAP and exclude certain expenses, gains and losses. NortonLifeLock also provides the non-GAAP metric of free cash flow, which is defined as cash flows from operating activities less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user’s understanding of NortonLifeLock’s past financial performance and its prospects for the future. NortonLifeLock’s management team uses these non-GAAP financial measures in assessing NortonLifeLock’s performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to U.S. GAAP and the methods used by NortonLifeLock to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with U.S. GAAP and should be read only in conjunction with NortonLifeLock’s consolidated financial statements prepared in accordance with U.S. GAAP.

NortonLifeLock is unable to provide a reconciliation of these forward-looking non-GAAP financial measures to the most comparable U.S. GAAP financial measures because certain information is dependent on future events, some of which are outside the control of NortonLifeLock. Moreover, estimating such U.S. GAAP financial measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort.

Quantified Financial Benefits Statement

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to in the Quantified Financial Benefits Statement may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Quantified Financial Benefits Statement, or this Announcement generally, should be construed as a profit forecast (other than the NortonLifeLock Profit Forecast and the Avast Profit Forecast) or interpreted to mean that the Combined Company’s earnings in the first full year following the Effective Date of the Scheme, or in any subsequent period, would necessarily match or be greater than or be less than those of Avast and/or NortonLifeLock for the relevant preceding financial period or any other period.

For the purposes of Rule 28 of the Code, the Quantified Financial Benefits Statement contained in this Announcement is the responsibility of NortonLifeLock and the NortonLifeLock Directors.

Publication on website

A copy of this Announcement and the documents required to be published pursuant to Rule 26.1 and Rule 26.2 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on NortonLifeLock’s website (at https://investor.nortonlifelock.com/) and on Avast’s website (at https://investors.avast.com/) by no later than 12 noon London time on the business day following the date of this Announcement. Neither the contents of these websites nor the content of any other website accessible from hyperlinks on such websites is incorporated into, or forms part of, this Announcement.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, a person so entitled may request a copy of this Announcement (and any information incorporated into it by reference to another source) in hard copy form free of charge. A person may also request that all future documents, announcements and information sent to that person in relation to the Merger should be in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from either Avast by contacting Avast’s registrars, Equiniti, at Aspect House, Spencer Road, Worthing, Lancing BN99 6DA or, between 8.30 a.m. and 5.30 p.m. Monday to Friday (except UK public holidays), on 0371 384 2030 from within the UK or +44 121 415 7047 if calling from outside the UK (calls are charged at the standard geographic rate and will vary by provider; calls from outside the UK will be charged at the applicable international rate), or NortonLifeLock by contacting Investor Relations at IR@NortonLifeLock.com, as appropriate.

Information relating to Avast Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Avast Shareholders, persons with information rights and other relevant persons for the receipt of communications from Avast may be provided to Bidco during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c) of the Code.

Dealing and opening position disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day (as defined in the Code) following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day (as defined in the Code) following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day (as defined in the Code) following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

APPENDIX 1

CONDITIONS AND FURTHER TERMS OF THE MERGER

Part A

Conditions to the Merger

1	The Merger will be conditional upon the Scheme becoming Effective, subject to the Code, by no later than 11.59 p.m. (UK time) on the Long Stop Date.

Scheme approval

2	The Scheme will be conditional upon:

2.1	its approval by a majority in number representing not less than 75% in value of the Avast Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting; and

2.2	the Court Meeting and any separate class meeting which may be required by the Court or any adjournment of any such meeting being held on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course (or such later date, if any, as Bidco and Avast may agree and the Court may allow);

2.3	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

2.4	the General Meeting or any adjournment of that meeting being held on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document in due course (or such later date, if any, as Bidco and Avast may agree and the Court may allow);

2.5	the Court Hearing being held on or before the 22nd day after the expected date of the Court Hearing to be set out in the Scheme Document in due course (or such later date, if any, as Bidco and Avast may agree and the Court may allow); and

2.6	the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Avast) and the delivery of a copy of the Court Order to the Registrar; and

General Conditions

3	In addition, subject as stated in Part B below and to the requirements of the Panel, Bidco and Avast have agreed that the Merger will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

NortonLifeLock Shareholder approval

3.1	the issuance of the New NortonLifeLock Shares in connection with the Merger being duly approved, as required by the rules and regulations of The Nasdaq Stock Market, in accordance with applicable law and the certificate of incorporation and bylaws of NortonLifeLock;

Listing on NASDAQ, effectiveness of registration

3.2	NASDAQ having approved, and not withdrawn such approval, the listing of the New NortonLifeLock Shares to be issued, subject to official notice of issuance;

3.3	in the event that the Merger is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the U.S. Securities Act, NortonLifeLock’s registration statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of NortonLifeLock’s registration statement having been initiated by the SEC and NortonLifeLock having received all necessary U.S. state securities law or blue sky authorisations;

NortonLifeLock Prospectus

3.4	the FCA having approved the NortonLifeLock Prospectus and it having been made available to the public in accordance with the UK Prospectus Regulation Rules;

Antitrust approvals

United States

3.5	in the United States:

3.5.1	the waiting period under the U.S. HSR Act, and any agreement between NortonLifeLock, Bidco and/or Avast, on the one hand, and the United States Department of Justice or United States Federal Trade Commission, on the other hand, that prohibits the consummation of the Merger, shall have terminated or expired; and

3.5.2	no governmental authority of competent jurisdiction shall have issued or entered under any U.S. Antitrust Law any order, writ, injunction, judgment or decree (whether temporary or permanent) that is then in effect and has the effect of (i) enjoining or otherwise prohibiting the consummation of the Merger, or (ii) permitting the Merger on terms not satisfactory to Bidco;

United Kingdom

3.6	the CMA:

3.6.1	having decided, on terms satisfactory to Bidco, not to refer the Merger nor any matter arising from or relating to the Merger to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013 (a “Phase 2 CMA reference”); or

3.6.2	in the event that a Phase 2 CMA reference is made, either:

3.6.2.1	concluding in a report published in accordance with section 38 of the Enterprise Act 2002 that neither the Merger nor any matter arising from or relating to the Merger may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services; or

3.6.2.2	allowing the Merger and any matter arising from or relating to the Merger to proceed on terms satisfactory to Bidco;

Germany

3.7	insofar as the Merger falls within the scope of the Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) in Germany, the FCO authorising the Merger, on terms satisfactory to Bidco, whether expressly or implicitly through the lapse of the applicable waiting period;

Spain

3.8	insofar as the Merger falls within the scope of the Spanish Defence of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia), the CNMC or, in its place, the Spanish Council of Ministers (Consejo de Ministros), authorising the Merger, on terms satisfactory to Bidco, whether expressly or implicitly through the lapse of the applicable waiting period;

European Union

3.9	insofar as the Merger does not constitute a concentration with a Union dimension within the meaning of the EU Merger Regulation, in the event that a referral request under Article 22(3) of the EU Merger Regulation is made and accepted, the European Commission declaring, on terms satisfactory to Bidco, that the Merger is compatible with the internal market pursuant to Article 6(1)(b) (including in conjunction with Article 6(2), 8(1) or 8(2) of the EU Merger Regulation) or the European Commission being deemed to have so declared under Article 10(6) of the EU Merger Regulation;

Australia

3.10	the ACCC:

3.10.1	not having notified Bidco that it objects to or proposes to take any steps to oppose the Merger under section 50 of the Australian Competition and Consumer Act 2010 (Cth); or

3.10.2	having given notice in writing stating, or stating to the effect, that it does not propose to intervene in or seek to prevent the Merger under section 50 of the Australian Competition and Consumer Act 2010 (Cth), on terms satisfactory to Bidco, and that notice has not been withdrawn, revoked or adversely amended;

New Zealand

3.11	the NZCC having, on terms satisfactory to Bidco, granted clearance for the Merger to Bidco pursuant to section 66 of the Commerce Act 1986 (NZ) or having notified Bidco in writing that it does not intend to assess the Merger further;

Regulatory approvals

3.12	(1) a written notification issued by CFIUS that it has concluded its review (or, if applicable, investigation) under section 721 of the DPA and determined that (a) the Merger is not a “covered transaction” pursuant to the DPA or (b) there are no unresolved national security concerns with respect to the Merger, or (2) if CFIUS has sent a report to the President of the United States requesting the President of the United States’ decision with respect to the Merger, either (a) the President has not taken any action after fifteen days from the earlier of the date the President having received such report from CFIUS or the end of the investigation period, or (b) the President of the United States has announced a decision not to take any action to suspend or prohibit the Merger;

3.13	the receipt of any required foreign investment approvals, on terms satisfactory to Bidco, by the competent authorities (or confirmation, on terms satisfactory to Bidco, that the Merger does not fall within the scope thereof) in:

3.13.1	Germany, pursuant to the Foreign Trade and Payments Act (Außenwirtschaftsgesetz);

3.13.2	the Czech Republic, pursuant to articles 14 or 15 of Czech Act No. 34/2021 Coll., on Screening of Foreign Investments or receipt of a decision pursuant to article 10(4) of the Act that there are no grounds to initiate a foreign investment review procedure or a confirmation in writing that the Merger does not fall within the scope of the Act;

3.13.3	Romania, pursuant to (a) the provisions of National Defence Council (Consiliul Suprem de Apărare a Țării – CSAT) Decision no. 73/2012; or (b) the provisions of any new foreign investment or national security laws, rules or regulations which become effective in Romania prior to the Effective Date and require a mandatory notification to be submitted in relation to the Merger;

3.13.4	the Netherlands, to the extent that any new or amended public interest, foreign investment or national security laws, rules or regulations (including the Security Screening Act for Investments, Mergers and Acquisitions (Wet veiligheidstoets investeringen, fusies en overnames)) becomes effective in the Netherlands, and pursuant to such laws, rules or regulations a mandatory notification is required to be submitted in relation to the Merger; and

3.13.5	the United Kingdom, to the extent that any new or amended public interest, foreign investment or national security laws, rules or regulations (including the National Security and Investment Act 2021) become effective in the United Kingdom prior to the Effective Date and require a mandatory notification to be submitted in relation to the Merger;

Other authorisations, regulatory clearances and third party clearances

3.14	the waiver (or non-exercise within any applicable time limits) by any relevant government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) of any termination right, right of pre-emption, first refusal or similar right (which is material in the context of the Wider Avast Group taken as a whole) arising as a result of or in connection with the Merger including its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control or management of, Avast by Bidco or any member of the Bidco Group;

3.15	all necessary filings or applications having been made in connection with the Merger and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Merger or the offer by any member of the Wider Bidco Group for any shares or other securities in, or control of, Avast and all authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals reasonably deemed necessary or appropriate by Bidco or any member of the Wider Bidco Group for or in respect of the Merger including its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control of, Avast or any member of the Wider Avast Group by any member of the Wider Bidco Group having been obtained in terms and in a form satisfactory to Bidco from all appropriate Third Parties or persons with whom any member of the Wider Avast Group has entered into contractual arrangements and all such material authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals necessary or appropriate to carry on the business of any member of the Wider Avast Group which is material in the context of the Bidco Group or the Avast Group as a whole or of the financing of the Merger remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Merger becomes Effective and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

3.16	no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having enacted, made or proposed any statute, regulation, decision or order, or change to published practice or having taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which in each case would or might reasonably be expected to:

3.16.1	require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Bidco Group or any member of the Wider Avast Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the Wider Bidco Group or the Wider Avast Group in either case taken as a whole;

3.16.2	require, prevent or delay the divestiture by any member of the Wider Bidco Group of any shares or other securities in Avast;

3.16.3	impose any material limitation on, or result in a delay in, the ability of any member of the Wider Bidco Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Avast Group or the Wider Bidco Group or to exercise voting or management control over any such member;

3.16.4	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider Bidco Group or of any member of the Wider Avast Group to an extent which is material in the context of the Wider Bidco Group or the Wider Avast Group in either case taken as a whole;

3.16.5	make the Merger or its implementation or an offer or proposed offer by Bidco or any member of the Wider Bidco Group for any shares or other securities in, or control of Avast void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto;

3.16.6	require any member of the Wider Bidco Group or the Wider Avast Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Avast Group or the Wider Bidco Group owned by any third party;

3.16.7	impose any limitation on the ability of any member of the Wider Avast Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to and material in the context of the Wider Avast Group taken as a whole or in the context of the Merger; or

3.16.8	result in any member of the Wider Avast Group ceasing to be able to carry on business under any name under which it presently does so, and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Merger or an offer or proposed offer for any Avast Shares having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc.

3.17	save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Avast Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, or any circumstance which in consequence of the Merger or an offer or proposed offer for any shares or other securities (or equivalent) in Avast or because of a change in the control or management of Avast or otherwise, could or might result in any of the following to an extent which is material and adverse in the context of the Wider Avast Group, or the Wider Bidco Group, in either case taken as a whole, or in the context of the Merger:

3.17.1	any moneys borrowed by or any other indebtedness or liabilities (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

3.17.2	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

3.17.3	any asset or interest of any such member being or failing to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member otherwise than in the ordinary course of business;

3.17.4	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interest of any such member;

3.17.5	the rights, liabilities, obligations or interests of any such member, or the business of any such member with, any person, firm, company or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

3.17.6	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

3.17.7	any such member ceasing to be able to carry on business under any name under which it presently does so; or

3.17.8	the creation or acceleration of any liability, actual or contingent, by any such member (including any material tax liability or any obligation to obtain or acquire any material authorisation, notice, waiver, concession, agreement or exemption from any Third Party or any person) other than trade creditors or other liabilities incurred in the ordinary course of business or in connection with the Merger, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Avast Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs 3.17.1 to 3.17.8 of this Condition;

Certain events occurring since Last Accounts Date

3.18	save as Disclosed, no member of the Wider Avast Group having, since the Last Accounts Date:

3.18.1	save as between Avast and wholly-owned subsidiaries of Avast or for Avast Shares issued under or pursuant to the exercise of options and vesting of awards granted under the Avast Share Schemes, issued or agreed to issue, authorised or proposed the issue of additional shares of any class;

3.18.2	save as between Avast and wholly-owned subsidiaries of Avast or for the grant of options and awards and other rights under the Avast Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

3.18.3	other than to another member of the Avast Group, prior to completion of the Merger, recommended, declared, paid or made any dividend or other distribution payable in cash or otherwise or made any bonus issue, other than Agreed Avast Dividends;

3.18.4	save for intra-Avast Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.5	save for intra-Avast Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.6	issued, authorised or proposed the issue of, or made any change in or to, any debentures or (save for intra-Avast Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

3.18.7	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraphs 3.18.1 or 3.18.2 above, made any other change to any part of its share capital, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.8	save for intra-Avast Group transactions, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, merger, demerger, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

3.18.9	entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of such a nature or magnitude other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.10	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or steps or had any legal proceedings started or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, manager, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.11	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Avast Group or the Wider Bidco Group other than of a nature and extent which is normal in the context of the business concerned;

3.18.12	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider Avast Group taken as a whole;

3.18.13	made any material alteration to its memorandum or articles of association or other incorporation documents;

3.18.14	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

3.18.15	entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or proposed to, effect any of the transactions, matters or events referred to in this Condition 3.18;

3.18.16	made or agreed or consented to any change to:

3.18.16.1	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider Avast Group for its directors, employees or their dependents, including the Avast pension schemes;

3.18.16.2	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

3.18.16.3	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

3.18.16.4	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.18.17	proposed, agreed to provide or modified the terms of any of the Avast Share Schemes or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider Avast Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider Avast Group, save as agreed by the Panel (if required) and by Bidco, or entered into or changed the terms of any contract with any director or senior executive;

3.18.18	taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of Avast Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the Code;

3.18.19	entered into or varied in a material way the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any members of the Wider Avast Group; or

3.18.20	waived or compromised any claim which is material in the context of the Wider Avast Group taken as a whole, otherwise than in the ordinary course;

No adverse change, litigation or regulatory enquiry

3.19	save as Disclosed, since the Last Accounts Date:

3.19.1	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Avast Group which, in any such case, is material in the context of the Wider Avast Group taken as a whole and no circumstances having arisen which would or might reasonably be expected to result in such adverse change or deterioration;

3.19.2	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Avast Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no enquiry, review or investigation by, or complaint or reference to, any Third Party or other investigative body against or in respect of any member of the Wider Avast Group having been instituted, announced, implemented or threatened by or against or remaining outstanding in respect of any member of the Wider Avast Group which in any such case has had or might reasonably be expected to have an adverse effect on the Wider Avast Group taken as a whole or in the context of the Merger;

3.19.3	no contingent or other liability of any member of the Wider Avast Group having arisen or become apparent to Bidco or increased which has had or might reasonably be expected to have an adverse effect on the Wider Avast Group taken as a whole or in the context of the Merger;

3.19.4	no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or remaining outstanding against or in respect of any member of the Wider Avast Group which in any case is material in the context of the Wider Avast Group taken as a whole;

3.19.5	no member of the Wider Avast Group having conducted its business in breach of any applicable laws and regulations and which is material in the context of the Wider Avast Group as a whole or material in the context of the Merger; and

3.19.6	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by any member of the Wider Avast Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, an adverse effect on the Wider Avast Group taken as a whole;

No discovery of certain matters

3.20	save as Disclosed, Bidco not having discovered:

3.20.1	that any financial, business or other information concerning the Wider Avast Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Avast Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading and which was not subsequently corrected before the date of this Announcement by disclosure either publicly or otherwise to Bidco or its professional advisers, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole;

3.20.2	that any member of the Wider Avast Group or partnership, company or other entity in which any member of the Wider Avast Group has a significant economic interest and which is not a subsidiary undertaking of Avast, is subject to any liability (contingent or otherwise) which is not disclosed in the Annual Report and Accounts for Avast for the year ended 31 December 2020, in each case, to the extent which is material in the context of the Wider Avast Group taken as a whole; or

3.20.3	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Avast Group and which is material in the context of the Wider Avast Group taken as a whole;

3.21	save as Disclosed, Bidco not having discovered that:

3.21.1	any past or present member of the Wider Avast Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) or cost on the part of any member of the Wider Avast Group and which is material in the context of the Wider Avast Group taken as a whole;

3.21.2	there is, or is likely to be, for any reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Avast Group to make good, remediate, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Avast Group (or on its behalf) or by any person for which a member of the Wider Avast Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest, under any environmental legislation, regulation, notice, circular or order of any Third Party and which is material in the context of the Wider Avast Group taken as a whole or the Merger;

3.21.3	circumstances exist (whether as a result of the Merger or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider Bidco Group or any present or past member of the Wider Avast Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider Avast Group (or on its behalf) or by any person for which a member of the Wider Avast Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider Avast Group taken as a whole or the Merger; or

3.21.4	circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider Avast Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider Avast Group and which is material in the context of the Wider Avast Group taken as a whole or the Merger; and

Anti-corruption, economic sanctions, criminal property and money laundering

3.22	save as Disclosed, Bidco not having discovered that:

3.22.1	(A) any past or present member, director, officer or employee of the Wider Avast Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery law, rule or regulation or any other applicable law, rule, or regulation concerning improper payments or kickbacks or (B) any person that performs or has performed services for or on behalf of the Wider Avast Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery law, rule or regulation or any other applicable law, rule, or regulation concerning improper payments or kickbacks; or

3.22.2	any asset of any member of the Wider Avast Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) or proceeds of crime under any other applicable law, rule, or regulation concerning money laundering or proceeds of crime or any member of the Wider Avast Group is found to have engaged in activities constituting money laundering under any applicable law, rule, or regulation concerning money laundering; or

3.22.3	any past or present member, director, officer or employee of the Wider Avast Group, or any other person for whom any such person may be liable or responsible, is or has engaged in any conduct which would violate applicable economic sanctions or dealt with, made any investments in, made any funds or assets available to or received any funds or assets from:

3.22.3.1	any government, entity or individual in respect of which U.S., U.K. or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by U.S., U.K. or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control, or HMRC; or

3.22.3.2	any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the United Kingdom, the European Union or any of its member states, save that this shall not apply if and to the extent that it is or would be unenforceable by reason of breach of any applicable blocking law; or

3.22.4	any past or present member, director, officer or employee of the Wider Avast Group, or any other person for whom any such person may be liable or responsible:

3.22.4.1	has engaged in conduct which would violate any relevant anti-terrorism laws, rules, or regulations, including the U.S. Anti-Terrorism Act;

3.22.4.2	has engaged in conduct which would violate any relevant anti-boycott law, rule, or regulation or any applicable export controls, including the Export Administration Regulations administered and enforced by the U.S. Department of Commerce or the International Traffic in Arms Regulations administered and enforced by the U.S. Department of State;

3.22.4.3	has engaged in conduct which would violate any relevant laws, rules, or regulations concerning human rights, including any law, rule, or regulation concerning false imprisonment, torture or other cruel and unusual punishment, or child labour; or

3.22.4.4	is debarred or otherwise rendered ineligible to bid for or to perform contracts for or with any government, governmental instrumentality, or international organisation or found to have violated any applicable law, rule, or regulation concerning government contracting or public procurement; or

3.22.5	any member of the Wider Avast Group is or has been engaged in any transaction which would cause Bidco to be in breach of any law or regulation upon the Merger, including the economic sanctions of the United States Office of Foreign Assets Control, or HMRC, or any other relevant government authority.

Part B

Waiver and Invocation of the Conditions

The Merger will be subject to the Conditions in Part A above, and to certain further terms set out in Part D below, and to the full terms and conditions which will be set out in the Scheme Document.

The Scheme will not become Effective unless the Conditions (other than Condition 2.6 of Part A of this Appendix 1) have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Bidco to be or remain satisfied by no later than 11.59 p.m. on the date before the Court Hearing.

Subject to the requirements of the Panel and in accordance with the Code, Bidco reserves the right to waive:

(a)	any of Conditions 2.2, 2.4 and 2.5 of Part A of this Appendix 1 related to the timing of the Court Meeting, the General Meeting and the Court Hearing. If any such deadline is not met, Bidco will make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked or waived the relevant Condition or agreed with Avast to extend the deadline in relation to the relevant Condition; and

(b)	in whole or in part all or any of the above Conditions 3.14 to 3.22 (inclusive) of Part A of this Appendix 1.

If Bidco is required by the Panel to make an offer or offers for any Avast Shares under the provisions of Rule 9 of the Code, Bidco may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

Each of the Conditions will be regarded as a separate Condition and will not be limited by reference to any other Condition.

Under Rule 13.5(a) of the Code, Bidco may not invoke a Condition so as to cause the Scheme not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition are of material significance to Bidco in the context of the offer.

Bidco may only invoke a Condition that is subject to Rule 13.5(a) of the Code with the consent of the Panel and any Condition that is subject to Rule 13.5(a) of the Code may be waived by Bidco.

Conditions 1, 2, 3.1, 3.2, 3.3 and 3.4 in Part A of this Appendix 1 are not subject to Rule 13.5(a) of the Code.

Bidco shall not be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat, as fulfilled any of Conditions 1 to 3.22 (inclusive) of Part A of this Appendix 1 (to the extent capable of waiver) by a date earlier than the latest date for the fulfilment of that Condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C

Implementation by way of Takeover Offer

Subject to obtaining the consent of the Panel, Bidco reserves the right to elect to implement the Merger by way of a Takeover Offer as an alternative to the Scheme.

Any such Takeover Offer will be implemented on substantially the same terms and conditions, so far as applicable, as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Merger. Further, if sufficient acceptances of the Takeover Offer are received and/or sufficient Avast Shares are otherwise acquired, it is the intention of Bidco to apply the provisions of the Companies Act to compulsorily acquire any outstanding Avast Shares to which such Takeover Offer relates.

Part D

Certain further terms of the Merger

The availability of the Merger to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements. Avast Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

The Merger will be governed by English law and be subject to the jurisdiction of the English courts and to the conditions to be set out in the formal Scheme Document, and such further terms as may be required to comply with the Listing Rules and the provisions of the Code and any requirement of the Panel, the London Stock Exchange, the FCA and the Registrar.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

Fractions of New NortonLifeLock Shares will not be allotted to Avast Shareholders. Instead, Avast Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in USD (rounded down to the nearest cent) (unless an Avast Shareholder has elected to receive cash consideration in Pounds Sterling rather than USD, in which case such Avast Shareholder shall receive, in lieu of fractional entitlements, cash in an amount in Pounds Sterling (rounded down to the nearest penny)) equal to such fractional amount multiplied by the last reported sale price of NortonLifeLock Shares on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by Bidco) on the last Business Day prior to the Effective Date.

The Avast Shares will be acquired by Bidco (and/or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Announcement or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this Announcement in respect of the Avast Shares, other than the Agreed Avast Dividends.

If, on or after the date of this Announcement and before the Effective Date, any Return of Value is authorised, declared, made or paid or becomes payable in respect of the Avast Shares, other than the Agreed Avast Dividends, or in excess of the Agreed Avast Dividends, Bidco reserves the right (without prejudice to any right of Bidco, with the consent of the Panel, to invoke Condition 3.18.3 in Part A of this Appendix 1), to reduce the aggregate consideration payable under the terms of the Merger for the Avast Shares by an amount up to the amount of such Return of Value, or by the excess above the Agreed Avast Dividends, in which case any reference in this Announcement or in the Scheme Document to the consideration payable under the terms of the Merger will be deemed to be a reference to the consideration as so reduced. To the extent that any such Return of Value is authorised, declared, made or paid or is payable before the Scheme becomes Effective in accordance with its terms, other than the Agreed Avast Dividends, or in excess of the Agreed Avast Dividends, and it is: (i) transferred pursuant to the Merger on a basis which entitles Bidco (and/or its nominee) to receive the Return of Value and to retain it; or (ii) cancelled, the consideration payable under the terms of the Merger will not be subject to change in accordance with this paragraph. Any exercise by Bidco of its rights referred to in this paragraph will be the subject of an announcement and will not be regarded as constituting any revision to or variation of the Merger.

The New NortonLifeLock Shares will be fully paid and non-assessable and will rank pari passu in all respects with the existing NortonLifeLock Shares, save that they will not participate in any dividend payable by NortonLifeLock with reference to a record date prior to the Effective Date.

The availability of the Merger and the Majority Stock Option to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements.

The Merger (including the Majority Stock Option) is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within any such jurisdiction.

Bidco reserves the right to implement the Merger directly or with or through any direct or indirect subsidiary undertaking of NortonLifeLock or Bidco, from time to time.

APPENDIX 2

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement:

(i)	Unless otherwise stated, financial information concerning Avast has been extracted from the Annual Report and Accounts of Avast for the year ended 31 December 2020.

(ii)	Unless otherwise stated, financial information concerning NortonLifeLock has been extracted from the NortonLifeLock form 10-K for the year ended 2 April 2021, the NortonLifeLock fiscal 2021 Q4 earnings presentation and the NortonLifeLock fiscal 2022 Q1 earnings press release. NortonLifeLock’s stranded costs for the year ended 2 April 2021 have been extracted from the NortonLifeLock fiscal 2021 Q1 earnings presentation and from the NortonLifeLock fiscal 2021 Q2 earnings presentation.

(iii)	The value of Avast’s entire issued and to be issued ordinary share capital implied by the terms of the Merger is based upon:

(a)	the fully diluted ordinary share capital of Avast comprising (x) 1,031,794,134 Avast Shares in issue on the Latest Practicable Date and (y) 28,101,508 Avast Shares expected to be issued on or after the date of this Announcement to satisfy the vesting of awards and the exercise of options granted under the Avast Share Schemes;

(b)	NortonLifeLock’s closing share price of USD 27.20 on 13 July 2021 (being the last Business Day on which NortonLifeLock Shares traded on NASDAQ before the commencement of the Offer Period in relation to the Merger); and

(c)	the Announcement Exchange Rate (being USD 1.38595:£1 derived from Bloomberg FX Fixings Spot Exchange Rate as at 4.30 p.m. on the Latest Practicable Date).

(iv)	The enterprise value of Avast implied by the terms of the Merger is based on the value of Avast’s entire issued and to be issued ordinary share capital set out in paragraph (iii) above, plus Avast’s net debt (calculated as the principal balance of the USD term loan plus the principal balance of the Euro term loan plus lease liabilities less cash and cash equivalents) of USD 527.0 million as at 30 June 2021 (£380.5 million based on an exchange rate of USD 1.3851:£1 as at 30 June 2021).

(v)	As at the Latest Practicable Date, NortonLifeLock had 581,276,172 NortonLifeLock Shares issued and outstanding.

(vi)	The percentage ownership of the Combined Company which would be held by Avast Shareholders and NortonLifeLock Shareholders respectively if the Merger completes are based on:

(a)	the fully diluted ordinary share capital of Avast set out in paragraph (iii)(a) above; and

(b)	the number of NortonLifeLock Shares issued and outstanding is set out in paragraph (v) above.

(vii)	Unless otherwise stated, all prices for Avast Shares are the Closing Price derived from Bloomberg for the relevant date.

(viii)	Unless otherwise stated, all prices for NortonLifeLock Shares are the closing price derived from Bloomberg for the relevant date.

APPENDIX 3

IRREVOCABLE UNDERTAKINGS

The Avast Directors’ (and the Vlček Family Foundation’s) irrevocable commitments, further details of which are set out in Part A and Part B below, are in respect of, in aggregate, 381,057,227 Avast Shares, representing approximately 36.93% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

Part A – Avast Directors

NortonLifeLock and Bidco have received irrevocable commitments from the Avast Directors listed below in respect of their own legal and/or beneficial holdings of Avast Shares, representing in aggregate approximately 35.96% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

These irrevocable commitments have been given by all of the Avast Directors who hold Avast Shares, being all of the Avast Directors apart from John Schwarz, Maggie Chan Jones, Tamara Minick-Scokalo and Belinda Richards.

The irrevocable commitments require each Avast Director who holds a legal and/or beneficial interest in Avast Shares (or whose family member or other connected person holds such an interest) to: (i) vote or procure that the registered holder votes in favour of the resolutions relating to the Scheme at the Meetings (or, if the Merger is implemented by means of a Takeover Offer, to accept, or procure acceptance of, the Takeover Offer); and (ii) elect for the Majority Stock Option, and not to revoke any such election once made.

Name	Number of Avast Shares	Percentage of Avast issued ordinary share capital (rounded to two decimal places)
Ondrej Vlcek	13,715,184	1.33%
Philip Marshall	325,966	0.03%
Pavel Baudiš	257,182,165	24.93%
Eduard Kučera	99,793,912	9.67%
Warren Finegold	40,000	0.00%
TOTAL	371,057,227	35.96%

These irrevocable commitments will continue to be binding in the event that a higher competing offer is made for Avast.

These irrevocable commitments will only cease to be binding if:

•	the Scheme becomes Effective in accordance with its terms, or a Takeover Offer (if applicable) is declared unconditional in accordance with the requirements of the Code;

•	Bidco announces, with the consent of the Panel, that it does not intend to proceed with the Merger, and no new, revised or replacement offer or scheme is announced in accordance with Rule 2.7 of the Code, either at the same time as or within two Business Days of such announcement;

•	the Scheme lapses or is withdrawn unless Bidco announces, within five business days of such lapse or withdrawal and with the consent of the Panel, a firm intention to switch to a Takeover Offer;

•	the Scheme does not become Effective, or, if Bidco elects to implement the Merger by way of a Takeover Offer, the Takeover Offer does not become unconditional in accordance with the requirements of the Code (as the case may be), by the Long Stop Date;

•	NortonLifeLock and/or Bidco announces an amendment to the terms of the Scheme (or Takeover Offer, if applicable) the effect of which would be to remove the ability for Avast Shareholders to elect for the Majority Stock Option (or any extended, increased or otherwise improved version of the Majority Stock Option); or

•	any competing offer is made for Avast and such competing offer is declared unconditional in accordance with the requirements of the Code (if implemented by way of a takeover offer) or otherwise becomes effective (if implemented by way of a scheme of arrangement).

The irrevocable commitments of Pavel Baudiš and Eduard Kučera are also terminable upon written notice from them in circumstances where Bidco announces that it intends to increase the consideration payable in respect of the Majority Cash Option, but does not announce a proportionate increase in the consideration payable in respect of the Majority Stock Option (with agreed metrics for determining proportionate increases and non-proportionate increases). The irrevocable commitments of Ondrej Vlcek, Philip Marshall and Warren Finegold are not terminable in such circumstances, though they may (on written notice) revoke any prior election for the Majority Stock Option, and their obligation to elect for the Majority Stock Option shall cease to apply.

In addition, if Bidco announces that it intends to implement the Merger by way of a Takeover Offer rather than by way of the Scheme, and either in the announcement of such intention or in a subsequent announcement sets the acceptance condition for such Takeover Offer at less than 75%, the obligation of the Avast Directors (and their obligations with respect to their connected persons and/or related trusts) to elect for, and not to revoke any prior election for, the Majority Stock Option, shall cease to apply. Accordingly, in those circumstances, the Avast Directors (and their relevant connected persons and/or related trusts) would be entitled to revoke any previous election for the Majority Stock Option, and to receive the Majority Cash Option.

Part B – Vlček Family Foundation

In addition, NortonLifeLock and Bidco have received an irrevocable commitment from the Vlček Family Foundation in respect of its entire legal and/or beneficial holding of 10,000,000 Avast Shares, representing approximately 0.97% of the existing issued ordinary share capital of Avast on the Latest Practicable Date.

This irrevocable commitment requires the Vlček Family Foundation to vote, or procure that the registered holder of the relevant Avast Shares votes, in favour of the resolutions relating to the Scheme at the Meetings (or, if the Merger is implemented by means of a Takeover Offer, to accept, or procure acceptance of, the Takeover Offer). The Vlček Family Foundation is not required to elect for the Majority Stock Option.

This irrevocable commitment will continue to be binding in the same circumstances as the irrevocable commitments given by the Avast Directors, set out in Part A of this Appendix 3.

APPENDIX 4

QUANTIFIED FINANCIAL BENEFITS STATEMENT

Part A

Paragraph 3 (Background to and reasons for the Merger) of this Announcement contains statements of estimated cost savings and synergies arising from the Merger (together, the “Quantified Financial Benefits Statement”).

A copy of the Quantified Financial Benefits Statement is set out below:

“Given the complementary nature of both NortonLifeLock and Avast, the NortonLifeLock Directors believe that the Merger will generate synergies that could not be achieved independently of the Merger and will lead to significant long-term value creation for all shareholders.

Significant recurring cost synergies opportunity

NortonLifeLock anticipates that the Merger will result in recurring annual pre-tax gross cost synergies for the Combined Company to reach a run-rate of approximately USD 280 million, representing between approximately 15% and 20% of combined adjusted cost of sales and operating spend, based on the latest full year reported results for each of NortonLifeLock and Avast. The synergies are expected to be fully realised by the end of the second year following completion of the Merger.

NortonLifeLock intends to approach integration with the aim of retaining and motivating the best talent and structure across the Combined Company to create a best-in-class organisation. The expected sources of the identified cost synergies are as follows:

•	Organisation: approximately 50% of the total annual run-rate pre-tax gross cost synergies are expected to be generated through the adoption of shared best practice across existing functions and the reduction of duplicate roles across all geographies, and from a broad range of job categories, including management, shared services, product and commercial functions;

•	Systems & Infrastructure operating costs: approximately 25% of the total annual run-rate pre-tax gross cost synergies are expected to be realised through migration onto a common data and security platform, integration of systems, and shared technology and analytics infrastructure; and

•	Contracts & Shared Services: approximately 25% of the total annual run-rate pre-tax gross cost synergies are expected to be generated primarily from site rationalisation, procurement and vendor consolidation, and spend de-duplication.

NortonLifeLock expects to realise approximately 60% of the run-rate cost savings by the end of the first full year following completion of the Merger and 100% by the end of the second full year following completion of the Merger, excluding any potential synergy reinvestment and associated benefits. On a reported basis, the synergies assume the Combined Company expects to benefit from approximately USD 75 million of cost savings in the first full year following completion of the Merger, approximately USD 245 million of cost savings in the second full year following completion of the Merger, and the full USD 280 million of the cost savings in the third full year following completion of the Merger, excluding any potential synergy reinvestment and associated benefits.

One-off costs

In order to realise these synergies, NortonLifeLock is expected to incur one-off restructuring and integration costs of approximately one year’s run-rate pre-tax cost savings, or USD 280 million, with approximately USD 180 million estimated to be incurred in the first full year following completion of the Merger and approximately USD 100 million estimated to be incurred in the second full year following completion of the Merger. Aside from integration costs, no material dis-benefits are expected to arise in connection with the Merger. The expected synergies will accrue as a direct result of the Merger and would not be achieved on a standalone basis.

The paragraphs above relating to expected cost synergies constitute a “Quantified Financial Benefits Statement” for the purposes of Rule 28 of the Code.

Given the strong strategic, cultural and operational fit of the two companies, NortonLifeLock believes that the quantified cost synergies are readily achievable.

NortonLifeLock expects to achieve the quantified cost synergies while maintaining appropriate investment levels in sales and technology to meet the Combined Company’s growth targets and other objectives.

The estimated cost synergies referred to above reflect both the beneficial elements and the relevant costs.”

Further information on the bases of belief supporting the Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of belief and principal assumptions

In preparing the Quantified Financial Benefits Statement, a synergy working group comprising senior strategy, operations, technical, sales and financial personnel from NortonLifeLock (the “Working Group”) was established to identify, challenge and quantify the potential synergies available from the integration of the NortonLifeLock and Avast businesses, and to undertake an initial planning exercise.

In preparing the detailed synergy plan, both NortonLifeLock and Avast have shared certain operating and financial information to support the evaluation of the potential synergies available from the Merger and have conducted a series of virtual meetings with the key management personnel of both NortonLifeLock and Avast. This has included input from both the NortonLifeLock and Avast executive leadership teams.

Based on the information shared and interactions with Avast, the Working Group has performed a bottom-up analysis of costs included in the NortonLifeLock and Avast financial information and has sought to include in the synergy analysis those costs which the Working Group believe will be either optimized or reduced as a result of the Merger. In circumstances where the information provided by Avast has been limited for commercial or other reasons, the Working Group has made estimates and assumptions to aid its development of individual synergy initiatives. The assessment and quantification of the potential synergies have in turn been informed by NortonLifeLock management’s industry experience as well as their experience of executing and integrating acquisitions in the past.

The baseline used as the basis for the Quantified Financial Benefits Statement is NortonLifeLock’s adjusted cost base for the financial year ended 2 April 2021, supported where relevant by certain information from NortonLifeLock’s budgeted cost base for the financial year ending 1 April 2022, and Avast’s adjusted cost base for the financial year ended 31 December 2020, supported where relevant by certain information from Avast’s budgeted cost base for the financial year ending 31 December 2021.

The quantified synergies are incremental to NortonLifeLock’s and, to the best of NortonLifeLock’s knowledge, Avast’s existing plans.

In general, the synergy assumptions have in turn been risk adjusted, exercising a degree of prudence in the calculation of the estimated synergy benefit set out above.

In arriving at the estimate of synergies set out in the Quantified Financial Benefits Statement, the NortonLifeLock management has made the following assumptions:

•	regarding organisational savings:

•	savings will be possible by removing duplicate resource through the roll-out of the revised operating model;

•	the Combined Company will be able to standardise and roll-out best practice systems and procedures, to generate efficiency and enable headcount reductions; and

•	no restrictions or delays will arise as a result of industrial relations or employment agreements that significantly affect the realisation of savings by removing duplicate resource;

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses, including as a result of, or in connection with, the integration of the Avast Group and the NortonLifeLock Group;

•	the Combined Company’s product offering generates at least the same level of total revenues as the Avast Group’s and NortonLifeLock Group’s offerings currently generate;

•	procurement savings can be realised through rationalising suppliers and renegotiating supplier terms;

•	there will be no material change to macroeconomic, political, regulatory, legal or tax conditions in the markets or regions in which NortonLifeLock and Avast operate that will materially impact the implementation of, or costs to achieve, the expected cost savings;

•	there will be no material divestments from the existing businesses of either NortonLifeLock or Avast;

•	there will be no material change in current foreign exchange rates; and

•	there will be no business disruptions that materially affect either company, including natural disasters, acts of terrorism, cyber-attacks and/or technological issues or supply chain disruptions.

Reports

As required by Rule 28.1(a) of the Code, Deloitte, as reporting accountants to NortonLifeLock, and Evercore, as financial adviser to NortonLifeLock, have provided the reports required under that Rule.

Copies of these reports are included in Part B and Part C of this Appendix 4. Each of Deloitte and Evercore has given and not withdrawn its consent to the publication of its report in this Announcement in the form and context in which it is included.

Notes

1.	The Quantified Financial Benefits Statement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. In addition, due to the scale of the Combined Company, there may be additional changes to the Combined Company’s operations. As a result, the estimated synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	The Quantified Financial Benefits Statement should not be construed as a profit forecast or interpreted to mean that NortonLifeLock’s earnings in the first full year following the Effective Date, or in any subsequent period, will necessarily match or be greater than or be less than those of NortonLifeLock or Avast for the relevant preceding financial period or any other period.

3.	For the purposes of Rule 28 of the Code, the Quantified Financial Benefits Statement is the responsibility of NortonLifeLock and the NortonLifeLock Directors.

Part B

REPORT FROM DELOITTE LLP

NortonLifeLock Inc.

60 E. Rio Salado Parkway

Suite 1000, Tempe, AZ 85281

USA

Evercore Partners International LLP

15 Stanhope Gate

London

W1K 1LN

UK

10 August 2021

Dear Sirs/Mesdames

RECOMMENDED MERGER OF AVAST PLC (the “Target”) WITH NORTONLIFELOCK INC. (the “Offeror”)

We report on the quantified financial benefits statement made by the directors of the Offeror (the “Directors”) set out in Part A of Appendix 4 to the announcement (the “Announcement”) issued by the Offeror (the “Quantified Financial Benefits Statement” or the “Statement”).

Opinion

In our opinion, the Quantified Financial Benefits Statement has been properly compiled on the basis stated.

The Statement has been made in the context of the disclosures within Part A of Appendix 4 to the Announcement setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “Takeover Code”).

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the Takeover Code, as to whether the Statement has been properly compiled on the basis stated and to report that opinion to you.

This report is given solely for the purposes of complying with Rule 28.1(a)(i) of the Takeover Code and for no other purpose.

Therefore, to the fullest extent permitted by law, we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with, this report or our statement, required by and given solely for the purposes of complying with Rule 23.2 of the Takeover Code, consenting to its inclusion in the Announcement.

Basis of preparation of the Statement

The Statement has been prepared on the basis stated in Part A of Appendix 4 to the Announcement.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council in the United Kingdom (“FRC”).

We are independent of the Offeror in accordance with the FRC’s Ethical Standard as applied to Investment Circular Reporting Engagements, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We have discussed the Statement, together with the underlying plans (relevant bases of belief/including sources of information and assumptions), with the Directors and Evercore Partners International LLP. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Statement has been properly compiled on the basis stated.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the US Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

We do not express any opinion as to the achievability of the benefits identified by the Directors in the Statement.

Since the Statement and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Statement and the differences may be material.

Yours faithfully

Deloitte LLP

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London EC4A 3HQ, United Kingdom. Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients.

Part C

REPORT FROM EVERCORE PARTNERS INTERNATIONAL LLP

The Directors

NortonLifeLock Inc.

60 E. Rio Salado Parkway

Suite 1000, Tempe, AZ 85281

United States of America

10 August 2021

Dear Ladies and Gentlemen

Recommended merger of Avast plc (“Avast”) with NortonLifeLock Inc. (“NortonLifeLock”) – Report on Quantified Financial Benefits Statement of NortonLifeLock

We refer to the Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) made by NortonLifeLock, as set out in Part A of Appendix 4 to the announcement dated 10 August 2021 of which this report forms part (the “Announcement”), for which the directors of NortonLifeLock (the “Directors”) are solely responsible under Rule 28.3 of the City Code on Takeovers and Mergers (the “Code”).

We have discussed the Statement (including the bases of belief, assumptions and sources of information referred to therein) with the Directors and those officers and employees of NortonLifeLock who developed the underlying plans, as well as with Deloitte LLP. The Statement is subject to uncertainty as described in the Announcement and our work did not involve an independent examination or verification of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by or on behalf of NortonLifeLock, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this report.

We have also reviewed the work carried out by Deloitte LLP and have discussed with them their opinion set out in Part B of Appendix 4 to the Announcement addressed to you and us on this matter and the accounting policies and bases of calculation for the Statement.

We do not express any view or opinion as to the achievability of the quantified financial benefits, whether on the basis identified by the Directors in the Statement or otherwise.

This report is provided to you solely in connection with Rule 28.1(a)(ii) of the Code and for no other purpose. We accept no responsibility to NortonLifeLock or its shareholders or any person (including, without limitation, the board of directors and shareholders of Avast) other than the Directors in respect of the contents of this report. We are acting exclusively as financial adviser to NortonLifeLock and Nitro Bidco Limited (“Bidco”) and no one else in connection with the merger of Avast with NortonLifeLock referred to in the Announcement and it is for the purpose of complying with Rule 28.1(a)(ii) of the Code that NortonLifeLock has requested Evercore Partners International LLP to prepare this report relating to the Statement. No person other than the Directors can rely on the contents of this report, or on the work undertaken in connection with this report, and, to the fullest extent permitted by law, we expressly exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this report, its contents, its results, or the work undertaken in connection with this report or any of the results or conclusions that may be derived from this report or any written or oral information provided in connection with this report, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, for the purposes of the Code, has been prepared with due care and consideration.

Yours faithfully,

Evercore Partners International LLP

APPENDIX 5

NORTONLIFELOCK PROFIT FORECAST

On 27 July 2021, NortonLifeLock released its results for its first fiscal quarter ended 2 July 2021 which, in the earnings presentation slides (the “Q1 Results Slides”) and in the press release covering the results (the “Q1 Release”), were supplemented by the following statements relating to NortonLifeLock’s anticipated EPS:

In the Q1 Results Slides:

“Q2 FY22 Non-GAAP Guidance – EPS $0.41 - $0.43”

“Reaffirm FY22 Non-GAAP Guidance – EPS $1.65-1.75”

In the Q1 Release:

“Fiscal 2022 Q2 Guidance – Non-GAAP EPS is expected to be in the range of $0.41 to $0.43”

“Reiterating Full Year Fiscal 2022 Guidance – Non-GAAP EPS is expected to be in the range of $1.65 to $1.75”

Each of the above statements (together, the “NortonLifeLock Profit Forecast”) constitutes an ordinary course profit forecast for the purposes of Rule 28.1(a) and Note 2(b) on Rule 28.1 of the Code.

Notes

The Q1 Release contains the statements set out below, and the Q1 Results Slides (which refer to the equivalent Q1 Release wording) contain similar statements. References to “GAAP” in the NortonLifeLock Profit Forecast are to U.S. GAAP, being the accounting policies applied in the preparation of the NortonLifeLock Group’s annual results for the year ended 2 April 2021.

“[NortonLifeLock uses] non-GAAP measures of operating margin, net income and earnings per share, which are adjusted from results based on GAAP and exclude certain expenses, gains and losses. We also provide the non-GAAP metrics of Consumer revenues, constant currency revenues and Consumer reported billings, which exclude revenues from our divested ID Analytics solutions, and free cash flow, which is defined as cash flows from operating activities less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user’s understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing NortonLifeLock’s performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.”

Basis of preparation

The NortonLifeLock Profit Forecast has been prepared on a basis consistent with the NortonLifeLock Group’s accounting policies, as set out in the notes above.

The NortonLifeLock Profit Forecast excludes any transaction costs applicable to the Merger or any other associated accounting impacts as a direct result of the Merger.

Assumptions

The NortonLifeLock Profit Forecast is based on the assumptions listed below.

Factors outside the influence or control of the NortonLifeLock Directors

•	There will be no material changes to existing prevailing macroeconomic or political conditions in the markets and regions in which the NortonLifeLock Group operates.

•	There will be no material changes to the conditions of the markets and regions in which the NortonLifeLock Group operates or in relation to customer demand or the behaviour of competitors in those markets and regions.

•	The interest, inflation and tax rates in the markets and regions in which the NortonLifeLock Group operates will remain materially unchanged from the prevailing rates.

•	There will be no material adverse events that will have a significant impact on the NortonLifeLock Group’s financial performance.

•	There will be no material adverse events that will have a significant impact on the timing and market acceptance of new product releases and upgrades by the NortonLifeLock Group.

•	There will be no business disruptions that materially affect the NortonLifeLock Group or its key customers, including natural disasters, acts of terrorism, cyber-attack and/or technological issues or supply chain disruptions.

•	There will be no material changes to the foreign exchange rates that will have a significant impact on the NortonLifeLock Group’s revenue or cost base.

•	There will be no material changes in legislation or regulatory requirements impacting on the NortonLifeLock Group’s operations or on its accounting policies.

•	There will be no material litigation in relation to any of the NortonLifeLock Group’s operations.

•	The Merger will not result in any material changes to the NortonLifeLock Group’s obligations to customers.

•	The Merger will not have any material impact on the NortonLifeLock Group’s ability to negotiate new business.

Factors within the influence and control of the NortonLifeLock Directors

•	There will be no material change to the present executive management of the NortonLifeLock Group.

•	There will be no material change in the operational strategy of the NortonLifeLock Group.

•	There will be no material adverse change in the NortonLifeLock Group’s ability to maintain customer and partner relationships.

•	There will be no material acquisitions or disposals.

•	There will be no material strategic investments over and above those currently planned.

•	There will be no material change in the dividend or capital policies of the NortonLifeLock Group.

•	There will be no unexpected technical or network issues with products or processes.

NortonLifeLock Directors’ confirmation

With the consent of Avast, the Panel has granted a dispensation from the Code requirement for NortonLifeLock’s reporting accountants and financial advisers to prepare reports in respect of the NortonLifeLock Profit Forecast.

The NortonLifeLock Directors have considered the NortonLifeLock Profit Forecast and confirm that it remains valid as at the date of this Announcement, and has been properly compiled on the basis of the assumptions set out in this Appendix 5 and that the basis of the accounting used is consistent with NortonLifeLock’s accounting policies.

APPENDIX 6

AVAST PROFIT FORECAST

The following statement included in paragraph 9 (Avast current trading) of this Announcement constitutes an ordinary course profit forecast for the purposes of Rule 28.1(a) and Note 2(b) on Rule 28.1 of the Code (together, the “Avast Profit Forecast”):

Set out below is the basis of preparation in respect of the Avast Profit Forecast, together with the assumptions on which it is based.

“Avast’s organic group revenue guidance for the full 2021 financial year is maintained at the upper end of 6% to 8% growth.

…

The Avast Group’s Adjusted EBITDA margin percentage for the 2021 financial year is expected to remain broadly flat versus the financial year ended 31 December 2020, in line with previous guidance and reflecting increased user and customer acquisition costs as well as materially higher marketing spend around the flagship Avast One product, which remains on track for launch later this year.”

Basis of preparation

The Avast Profit Forecast has been prepared on a basis consistent with the Avast Group’s accounting policies which are in accordance with IFRS. These policies are consistent with those applied in the preparation of the Avast Group’s annual results for the year ended 31 December 2020.

The Avast Profit Forecast excludes any transaction costs applicable to the Merger or any other associated accounting impacts as a direct result of the Merger.

Assumptions

The Avast Profit Forecast is based on the assumptions listed below.

Factors outside the influence or control of the Avast Directors

•	There will be no material changes to existing prevailing macroeconomic or political conditions in the markets and regions in which the Avast Group operates.

•	There will be no material changes to the conditions of the markets and regions in which the Avast Group operates or in relation to customer demand or the behaviour of competitors in those markets and regions.

•	The interest, inflation and tax rates in the markets and regions in which the Avast Group operates will remain materially unchanged from the prevailing rates.

•	There will be no material adverse events that will have a significant impact on the Avast Group’s financial performance.

•	There will be no material adverse events that will have a significant impact on the timing and market acceptance of new product releases and upgrades by the Avast Group.

•	There will be no business disruptions that materially affect the Avast Group or its key customers, including natural disasters, acts of terrorism, cyberattack and/or technological issues or supply chain disruptions.

•	There will be no material changes to the foreign exchange rates that will have a significant impact on the Avast Group’s revenue or cost base.

•	There will be no material changes in legislation or regulatory requirements impacting on the Avast Group’s operations or on its accounting policies.

•	There will be no material litigation in relation to any of the Avast Group’s operations.

•	The Merger will not result in any material changes to the Avast Group’s obligations to customers.

•	The Merger will not have any material impact on the Avast Group’s ability to negotiate new business.

Factors within the influence and control of the Avast Directors

•	There will be no material change to the present management of the Avast Group.

•	There will be no material change in the operational strategy of the Avast Group.

•	There will be no material adverse change in the Avast Group’s ability to maintain customer and partner relationships.

•	There will be no material acquisitions or disposals.

•	There will be no material strategic investments over and above those currently planned.

•	There will be no material change in the dividend or capital policies of the Avast Group.

•	There will be no unexpected technical or network issues with products or processes.

Avast Directors’ confirmation

With the consent of NortonLifeLock, the Panel has granted a dispensation from the Code requirement for Avast’s reporting accountants and financial advisers to prepare reports in respect of the Avast Profit Forecast.

The Avast Directors have considered the Avast Profit Forecast and confirm that it remains valid as at the date of this Announcement, and has been properly compiled on the basis of the assumptions set out in this Appendix 6 and that the basis of the accounting used is consistent with Avast’s accounting policies.

APPENDIX 7

DEFINITIONS

ACCC	the Australian Competition and Consumer Commission;
ADR	American Depositary Receipt;
Adjusted EBITDA	the Avast Group’s operating profit/loss before depreciation, amortisation of non-acquisition intangible assets, share-based payments including related employer’s costs, exceptional items and amortisation of acquisition intangible assets;
Agreed Avast Dividends	has the meaning given to it in paragraph 2 of this Announcement;
Agreed NortonLifeLock Dividends	has the meaning given to it in paragraph 2 of this Announcement;
AI	artificial intelligence;
Announcement	this announcement made pursuant to Rule 2.7 of the Code;
Announcement Exchange Rate	the exchange rate of USD 1.38595:£1 derived from Bloomberg FX Fixings Spot Exchange Rate as at 4.30 p.m. on 9 August 2021 (being the Latest Practicable Date);
Articles	the articles of association of Avast from time to time;
associated undertaking	has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose;
Avast	Avast plc, a public company incorporated in England and Wales with registered number 07118170;
Avast Board	the board of directors of Avast from time to time;
Avast Directors	the directors of Avast as at the date of this Announcement or, where the context so requires or admits, the directors of Avast from time to time;
Avast Group	Avast and its subsidiary undertakings from time to time and, where the context so requires or admits, each of them;
Avast Profit Forecast	the Avast profit forecast set out in Appendix 6 to this Announcement;
Avast Share Schemes	the Avast 2018 Long Term Incentive Plan, the Avast 2018 Share Matching Plan, the Existing Employee Share Plan (formerly known as the Avast Holding 2014 Share Option Plan) and any other plan or arrangement under which outstanding options, awards or share-based rights have been granted;

Avast Shareholders	the holders of Avast Shares from time to time;
Avast Shares	the ordinary shares of nominal value £0.10 each in the capital of Avast;
B2B2C	business-to-business-to-consumer;
Bidco	Nitro Bidco Limited, a private limited company incorporated in England and Wales with registered number 13514724;
Bidco Group	Bidco and its subsidiary undertakings from time to time and, where the context so requires or admits, each of them;
Business Day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London and New York;
CAGR	compound annual growth rate;
CFIUS	the Committee on Foreign Investment in the United States;
Clean Team and Joint Defence Agreement	the clean team and joint defence agreement entered into between Avast, NortonLifeLock, White & Case LLP and Kirkland & Ellis International LLP dated 24 June 2021;
Closing Price	the closing middle market quotation of a share derived from the Daily Official List of the London Stock Exchange;
CMA	the Competition and Markets Authority in the United Kingdom;
CNMC	the National Commission of Markets and Competition in Spain;
Code	the City Code on Takeovers and Mergers;
Combined Company	the enlarged group following the Merger, comprising the NortonLifeLock Group and the Avast Group;
Companies Act	the Companies Act 2006;
Conditions	the conditions to the Merger set out in Part A of Appendix 1 to this Announcement;
Confidentiality Agreement	the confidentiality agreement entered into between Avast and NortonLifeLock, dated 23 June 2021;

Co-operation Agreement	the agreement entered into on the date of this Announcement between NortonLifeLock, Bidco and Avast and relating, amongst other things, to the implementation of the Merger;
Court	the High Court of Justice in England and Wales;
Court Hearing	the Court hearing at which Avast will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act;
Court Meeting	the meeting or meetings of the Avast Shareholders to be convened by order of the Court pursuant to Part 26 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment approved or imposed by the Court and agreed to by Bidco and Avast) including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;
Court Order	the order of the Court sanctioning the Scheme under section 899 of the Companies Act;
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the Regulations);
Deloitte	Deloitte LLP, the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities;
direct customers	includes NortonLifeLock direct customers and/or Avast paying customers (excluding consumer indirect) (as applicable), including desktop subscription and mobile subscription;
Disclosed	the information disclosed by, or on behalf of, Avast: (i) in the annual report and accounts of the Avast Group for the 12 month period to 31 December 2020; (ii) in this Announcement; (iii) in any other public announcement to a Regulatory Information Service by, or on behalf of, Avast prior to the date of this Announcement; (iv) prior to the date of this Announcement by or on behalf of Avast to NortonLifeLock or Bidco (or their respective officers, employees, agents or advisers in their capacity as such), including via the virtual data room operated on behalf of Avast in respect of the Merger or via email, in each case to the extent that such information was fairly disclosed in writing; or (v) during any management presentation in connection with the Merger (including presentations on legal, financial and human resources) which was attended by Avast and either of Bidco or NortonLifeLock (or their respective officers, employees, agents or advisers in their capacity as such), in each case to the extent that such information was fairly disclosed;

DPA	the United States Defense Production Act of 1950;
EBITDA	earnings before interest, taxes, depreciation and amortisation;

Effective	means:

	(a)	if the Merger is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

	(b)	if the Merger is implemented by way of a Takeover Offer, the Takeover Offer having been declared or become unconditional in accordance with the requirements of the Code;

Effective Date	the date on which the Merger becomes Effective;
EPS	earnings per share;
EU Merger Regulation	Council Regulation (EC) 139/2004;
European Commission	the European Commission of the European Union;
ESG	environmental, social and governance;
ET time	the eastern time zone;
Evercore	Evercore Partners International LLP;
Excess NortonLifeLock Dividend	has the meaning given to it in paragraph 2 of this Announcement;
FCA	the Financial Conduct Authority;
FCO	the Federal Cartel Office of Germany;
Form of Election	the form by which Scheme Shareholders (other than Scheme Shareholders resident in a Restricted Jurisdiction) may elect to receive the Majority Stock Option;
Forms of Proxy	the forms of proxy in connection with each of the Court Meeting and the General Meeting, which shall accompany the Scheme Document;
freemium	a business model whereby services are provided free of charge;
FSMA	the Financial Services and Markets Act 2000;

GAAP	generally accepted accounting principles;
General Meeting	the general meeting of the Avast Shareholders (including any adjournment thereof) to be convened for the purpose of considering, and if thought fit, approving the Special Resolution, notice of which shall be contained in the Scheme Document;
HMRC	Her Majesty’s Revenue and Customs in the United Kingdom;
IFRS	international financial reporting standards;
Interim Avast Dividend	has the meaning given to it in paragraph 2 of this Announcement;
Interim Facilities Agreement	the $9.35 billion interim facilities agreement between, amongst others, NortonLifeLock (as borrower), the Interim Lenders and Bank of America, N.A. (as interim facility agent and interim security agent) and dated on or before the date of this Announcement;
Interim Lenders	Bank of America, N.A. and Wells Fargo Bank, N.A.;
J.P. Morgan Cazenove	J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove;
Last Accounts Date	31 December 2020;
Latest Practicable Date	close of business on 9 August 2021, being the latest practicable date prior to the date of this Announcement;
Listing Rules	the listing rules made by the FCA under Part 6 of FSMA;
London Stock Exchange	London Stock Exchange plc;
Long Stop Date	11.59 p.m. on 31 December 2022, or such later date (if any) as Bidco and Avast may agree, either as required by the Panel or with its consent, and the Court (if required) may allow;
Majority Cash Option	has the meaning given to it in the Summary section of this Announcement;
Majority Stock Option	has the meaning given to it in the Summary section of this Announcement;
Meetings	the Court Meeting and the General Meeting;
Merger	the proposed acquisition by Bidco (and/or its nominee(s)) of the entire issued and to be issued ordinary share capital of Avast, to be implemented by means of the Scheme as described in this Announcement (or, should Bidco so elect, by a Takeover Offer under certain circumstances described in this Announcement);

MTF	multilateral trading facility, as defined by Article 4(1)(22) of Directive 2014/54/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments (MIFID II);
NASDAQ	the National Association of Securities Dealers Automated Quotations in the U.S.;
New NortonLifeLock Shares	the new NortonLifeLock shares of common stock with a par value of USD 0.01 per share in the capital of NortonLifeLock proposed to be issued to Avast Shareholders in connection with the Merger;
NortonLifeLock	NortonLifeLock Inc., a corporation incorporated in the state of Delaware;
NortonLifeLock Board	the board of directors of NortonLifeLock from time to time;
NortonLifeLock Board Recommendation Change Event	has the meaning given to it in the Co-operation Agreement part of paragraph 16 (Merger-related arrangements) of this Announcement;
NortonLifeLock Directors	the directors of NortonLifeLock at the date of this Announcement or, where the context so requires or admits, the directors of NortonLifeLock from time to time;
NortonLifeLock Group	NortonLifeLock and its subsidiary undertakings from time to time (and, where the context so requires or admits, each of them) which shall, for the avoidance of doubt, include the Avast Group following completion of the Merger;
NortonLifeLock Profit Forecast	the NortonLifeLock profit forecast set out in Appendix 5 to this Announcement;
NortonLifeLock Proxy Statement	the proxy statement which is anticipated to be mailed to NortonLifeLock Shareholders by NortonLifeLock in connection with their approval of the issuance of the New NortonLifeLock Shares;
NortonLifeLock Shareholders	holders of NortonLifeLock Shares from time to time;
NortonLifeLock Shareholder Approval Failure Event	has the meaning given to it in the Co-operation Agreement part of paragraph 16 (Merger-related arrangements) of this Announcement;
NortonLifeLock Shareholders’ Meeting	the meeting of NortonLifeLock Shareholders convened for the purpose of considering and approving the issuance of the New NortonLifeLock Shares;

NortonLifeLock Shares	NortonLifeLock shares of common stock with a par value of USD 0.01 per share in the capital of NortonLifeLock;
NortonLifeLock Prospectus	the FCA-approved prospectus to be produced by NortonLifeLock and made publicly available to Avast Shareholders (other than persons resident in a Restricted Jurisdiction) at the same time as the Scheme Document in respect of the New NortonLifeLock Shares to be issued to Avast Shareholders in connection with the Merger;
NZCC	the New Zealand Commerce Commission;
OEM	original equipment manufacturer;
Offer Period	the period commencing at 10.23 p.m. on 14 July 2021 and ending on (i) the earlier of the date on which the Scheme becomes Effective and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide) or (ii) the earlier of the date on which the Takeover Offer has become or has been declared unconditional and/or the date on which the Takeover Offer lapses or is withdrawn (or such other date as the Panel may decide), other than, in the case of (i), where such lapsing or withdrawal is a result of Bidco exercising its right to implement the Merger by way of a Takeover Offer;
Official List	the official list maintained by the FCA pursuant to Part 6 of the Financial Services and Markets Act 2000;
Opening Position Disclosure	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position, as defined in Rule 8 of the Code;
Panel	the U.K. Panel on Takeovers and Mergers;
Phase 2 CMA reference	has the meaning given to it in paragraph 3.6 of Part A of Appendix 1 to this Announcement;
Post-Merger Buyback	has the meaning given to it in the Summary section of this Announcement;
PRA	the Prudential Regulation Authority;
PSE	the Prague Stock Exchange (Burza cenných papírů Praha, a.s.);
PT time	the pacific time zone;
Q1 Release	has the meaning given to it in Appendix 5 to this Announcement;

Q1 Results Slides	has the meaning given to it in Appendix 5 to this Announcement;
Q3	the third quarter of the relevant calendar year;
Q4	the fourth quarter of the relevant calendar year;
Quantified Financial Benefits Statement	has the meaning given to it in Part A of Appendix 4 to this Announcement;
R&D	research and development;
Registrar	the Registrar of Companies in England and Wales;
Regulatory Condition Satisfaction Failure Event	has the meaning given to it in the Co-operation Agreement part of paragraph 16 (Merger-related arrangements) of this Announcement;
Regulatory Conditions	Conditions 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12, 3.13.1, 3.13.2, 3.13.3, 3.13.4 and 3.13.5 (inclusive) of Part A of Appendix 1 to this Announcement;
Regulatory Information Service	a primary information provider approved by the FCA under section 89P of FSMA;
Restricted Jurisdiction	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Merger were made available in that jurisdiction, or if the Merger (including details regarding any election that may be made for the Majority Stock Option) is or were extended or made available in that jurisdiction, or where to do so would result in a requirement to comply with any governmental or other consent or any registration, filing or other formality which Bidco or Avast regards as unduly onerous;
Return of Value	has the meaning given to it in the Summary section of this Announcement;
RMS	RM-SYSTÉM Czech Stock Exchange (RM-SYSTÉM, česká burza cenných papírů a.s.);
Scheme	the proposed scheme of arrangement under Part 26 of the Companies Act between Avast and the Scheme Shareholders to implement the Merger to be set out in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco and Avast;
Scheme Document	the document to be dispatched to Avast Shareholders including the particulars required by section 897 of the Companies Act;
Scheme Record Time	the time and date specified as such in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately preceding the Effective Date, or such other time as Bidco and Avast may agree;

Scheme Shareholders	holders of Scheme Shares;

Scheme Shares	(a)	the Avast Shares in issue at the date of the Scheme Document and which remain in issue at the Scheme Record Time;

	(b)	any Avast Shares issued after the date of the Scheme Document and prior to the Voting Record Time which remain in issue at the Scheme Record Time; and

	(c)	any Avast Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, and, in each case, which remain in issue at the Scheme Record Time, excluding, in any case, (i) any Avast Shares held in treasury and (ii) any Avast Shares held by or on behalf of Bidco or the Bidco Group, in each case as at the Scheme Record Time;

SEC	the U.S. Securities and Exchange Commission;
Second Avast Dividend	has the meaning given to it in paragraph 2 of this Announcement;
significant interest	a direct or indirect interest in 20% or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act);
SOHO	small office/home office;
Special Resolution	the special resolution to be proposed by Avast at the General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Articles and such other matters as may be necessary or desirable to implement the Scheme and the delisting of the Avast Shares;
subsidiary undertaking	has the meaning given to it in section 1162 of the Companies Act;
Takeover Offer	if the Merger is implemented by way of a takeover offer (as that term is defined in section 974 of the Companies Act), the offer to be made by or on behalf of Bidco, or a subsidiary undertaking of NortonLifeLock or Bidco, to acquire the entire issued and to be issued ordinary share capital of Avast including, where the context so requires or admits, any subsequent revision, variation, extension or renewal of such offer;

TAM	total addressable market;
Third Avast Dividend	has the meaning given to it in paragraph 2 of this Announcement;
Third Party	has the meaning given to it in paragraph 3.14 of Appendix 1 to this Announcement;
UBS	UBS AG London Branch;
U.K., UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;
UK Prospectus Regulation Rules	the rules and guidance published by the FCA in connection with Regulation 2017/1129/EU (as incorporated into domestic law by virtue of the European Union (Withdrawal) Act 2018) and contained in the FCA’s publication of the same name;
Unaffected Date	has the meaning given to it in the Summary section of this Announcement;
users	unique devices (which includes PCs, Macs and mobile devices), which have at least one of the Avast Group’s, NortonLifeLock Group’s or the Combined Company’s (as applicable) free or paid software products installed and which have connected to the Avast Group’s, NortonLifeLock Group’s or Combined Company’s (as applicable) servers at least once in the previous 30 days;
U.S., US or United States	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
U.S. Antitrust Laws	the Sherman Act, 15 U.S.C. §§ 1-7; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53; the U.S. HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58; and all other United States federal and state statutes, rules, regulations, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolisation or restraint of trade;
U.S. Exchange Act	the U.S. Securities Exchange Act 1934;
U.S. GAAP	generally accepted accounting principles in the United States;
U.S. HSR Act	the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976;
U.S. Securities Act	the U.S. Securities Act 1933;
Vlček Family Foundation	a Czech foundation associated with Ondrej Vlcek;

Voting Record Time	the time and date specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 p.m. on the day two Business Days prior to the Court Meeting or any adjournment thereof (as the case may be);
VSB	very small business;
Wider Avast Group	Avast and its subsidiary undertakings, associated undertakings and any other undertaking in which Avast and/or such undertakings (aggregating their interests) have a significant interest (in each case, from time to time) but excluding the Wider Bidco Group;
Wider Bidco Group	Bidco and its parent undertakings and its and such parent undertakings’ subsidiary undertakings, NortonLifeLock and their respective associated undertakings, and any other undertaking in which Bidco, NortonLifeLock and/or such undertakings (aggregating their interests) have a significant interest (in each case, from time to time) but excluding the Wider Avast Group; and
Working Group	has the meaning given to it in Part A of Appendix 4 to this Announcement.

All references in this Announcement to GBP, £, pence and Pounds Sterling are to the lawful currency of the United Kingdom. All references in this Announcement to USD, $, U.S. and United States dollars and cents are to the lawful currency of the U.S.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

References in this Announcement to “parent undertaking”, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated bodies corporate” have the meanings given to such terms by the Companies Act.

References in this Announcement to a “Part” of an Appendix to this Announcement are to the applicable part of such Appendix.

A reference in this Announcement to “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be interpreted accordingly.

Words in this Announcement importing the singular shall include the plural and vice versa, unless the context otherwise requires or admits.

All the times referred to in this Announcement are London times unless otherwise stated.

Schedule 2

Avast Share Plans

Avast and NortonLifeLock agree that the following arrangements will, where appropriate and subject to the Transaction becoming effective in all respects, be implemented with respect to the Avast Share Plans.

In the event that the Transaction is effected by way of a takeover offer, references to (i) “Court Order” in this Schedule 2 shall be read as if they refer to date on which the takeover offer becomes or is declared by NortonLifeLock to be unconditional in all respects; and (ii) “Scheme Record Time” shall be read as if they refer to the Business Day prior to the date on which the takeover offer becomes or is declared by NortonLifeLock to be unconditional in all respects.

1.	Definitions and Interpretation

1.1	In this Schedule 2, the terms and expressions listed in this paragraph 1 shall have the meanings set out in this paragraph 1.

“Amended and Restated Co-operation Agreement” means this amended and restated co-operation agreement entered into on 15 July 2022;

“Award” means an option or other right to acquire Avast Shares granted pursuant to one of the Avast Share Plans;

“Bad Leaver” means a holder of a Rolled-Over LTIP Award who has ceased to be an employee or director of any member of the NortonLifeLock Group by reason of dismissal for gross misconduct or voluntary resignation;

“Cashless Exercise Facility” means an arrangement to enable the Exercise Price and any Employment Taxes relating to any Award to be withheld from the cash consideration due to the applicable Participant on the transfer of his or her Avast Shares to NortonLifeLock under the Scheme, with the direction that such withheld amounts are paid to Avast in satisfaction of the Exercise Price and, if applicable, to allow Avast to account to the relevant tax authority for the Employment Taxes;

“CMA” means the Competition and Markets Authority in the United Kingdom;

“Employment Taxes” means income tax and/or employee’s national insurance contribution (or any equivalent tax or contribution arising in any jurisdiction outside the United Kingdom) arising in connection with any Award and for which, under the terms of the Award or the applicable Avast Share Plan, the Participant is liable;

“Exercise Price” means, in relation to any Award, the amount payable by the Participant in connection with the exercise of the Award;

“HMRC” means HM Revenue & Customs;

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003;

“Merger” means the recommended offer by Nitro Bidco Limited, a wholly-owned subsidiary of NortonLifeLock, for the entire issued and to be issued ordinary share capital of the Company;

“New Award” means an Award which is not an Old Award;

“Old Award” means an Award which either: (a) has a date of grant before 12 August 2021; or (b) was granted or approved in principle at meetings of the Remuneration Committee (or sub-committee thereof) of the Company on 9 August or 12 August 2021;

“Participant” means a holder of a subsisting Award or Awards and, in the case of Awards to be granted in accordance with paragraph 3.2 of this Schedule 2, holders of such Awards;

“Provisional Findings Date” means the date on which the CMA publishes its provisional findings (or if earlier, a summary thereof), in relation to its investigation of the Merger;

“Rule 15 Letter” means the communications to be prepared and sent by Avast and NortonLifeLock to each of the Participants in satisfaction of NortonLifeLock’s obligations under Rule 15 of the Takeover Code;

“Scheme Record Time” means the time and date to be specified as such in the Scheme Document, expected to be 6.00 p.m. UK time on the Business Day immediately prior to the date upon which the Scheme becomes effective in accordance with its terms, or such other time and date as the parties may agree and set out in the Scheme Document;

“SecureKey Technology Inc. Founders”; means Jaime Shapiro and Gregory Wolfond; and

“Value” means, in relation to an Award, the aggregate market value of the Avast Shares subject to the Award as at the date of grant of the Award, expressed in USD, determined by reference to the closing price of an Avast Share on the dealing day immediately prior to the date of grant and converted from GBP at the spot rate at that time. In this Schedule 2, the references to a “paragraph” shall refer to those of this Schedule 2 unless stated otherwise.

2.	General

2.1	Subject to confidentiality and regulatory requirements, Avast and NortonLifeLock will (and will procure that their respective advisers will):

(a)	co-operate and each use its endeavours to provide such details in relation to the Avast Share Plans as are reasonably required by the other Party in order to facilitate the implementation of the arrangements set out in this Schedule 2; and

(b)	ensure that, so far as is reasonably possible, the proposals to be put to the Participants are formulated with a view to maintaining any reliefs available in respect of Employment Taxes and/or corporation taxes.

2.2	Avast will, or will procure that its advisors will:

(a)	prepare, in a form to be agreed between Avast and NortonLifeLock, Rule 15 Letters to each of the Participants in the Avast Share Plans to enable NortonLifeLock to satisfy its obligations under Rule 15 of the Takeover Code; and

(b)	send, or arrange for the sending of, such Rule 15 Letters to the Participants as soon as reasonably practicable after the Scheme Document has been posted (or at such later time as Avast and NortonLifeLock agree).

2.3	At the Avast General Meeting, Avast will propose an amendment to the articles of association of Avast by the adoption and inclusion of a new article pursuant to which, subject to the Scheme becoming effective, any Avast Shares issued following the Scheme Record Time will be automatically sold and transferred to NortonLifeLock for consideration that is equivalent to the consideration offered for Avast Shares acquired under the Scheme (save that if there is any reorganisation of, or material alteration to, the Avast Share capital after the Scheme Record Time, the value of any such consideration may be adjusted in an appropriate manner to reflect such reorganisation or alteration).

3.	Operation of the Avast Share Plans by Avast prior to the Effective Date

3.1	NortonLifeLock acknowledges and agrees that at any time prior to the Effective Date, the Avast Board (and, where appropriate, the Avast Remuneration Committee) may determine the treatment for Awards held by leavers as they consider reasonable and appropriate in accordance with the rules of the Avast Share Plans and Avast’s normal practice modified as the Avast Remuneration Committee considers reasonable and appropriate to take account of the Transaction or any change in regulation and subject to Rule 21.1 of the Takeover Code and shall take all actions as they consider necessary to implement the proposals in relation to the Avast Share Plans as outlined in this Schedule 2. Notwithstanding the above, the Avast Board confirms that it does not consider that it will be reasonable in such circumstances for the Avast Board (or, where appropriate, the Avast Remuneration Committee) to exercise its discretion to accelerate (i) the vesting of any New Awards where the relevant participant is made redundant or otherwise leaves as a result of or in connection with the Transaction in which case such Awards shall lapse on termination of employment in accordance with the rules of the LTIP, and (ii) other than with respect to Awards covered by the foregoing sub paragraph (i), which shall be subject to such sub paragraph (i), the vesting (other than in the ordinary course of business consistent with past practice) of any Awards of any person who is made redundant or otherwise leaves in each case other than in connection with the synergies with respect to the Transaction; any such Awards will therefore be treated in accordance with the rules of the LTIP and Avast’s normal and past practice for such leavers.

3.2	NortonLifeLock acknowledges that after the date of this Amended and Restated Co-operation Agreement, subject to any applicable dealing restrictions or other regulatory requirements, the Avast Remuneration Committee intends to:

(a)	grant Awards under the LTIP in accordance with its established practice, the rules of the LTIP and the remuneration policy of Avast, which shall be on terms that are consistent with the terms for the LTIP awards granted in 2021, and that, in aggregate, the value of any New Awards shall not exceed the limits set out in paragraph 4.1 below; and

(b)	continue to offer eligible employees the opportunity to participate in the SMP in accordance with its established practice and the rules of the SMP.

4.	Share Plan Proposals

LTIP

4.1	Avast hereby confirms that:

(a)	as at the date of this Amended and Restated Co-operation Agreement, the number of Avast Shares subject to outstanding Awards under the LTIP is 11,803,635, of which 1,389,463 shares are subject to performance stock units (“PSUs”) and 10,414,172 shares are subject to restricted stock units (“RSUs”);

(b)	prior to the Provisional Findings Date (or as soon as practicable thereafter where a grant of awards is prevented by dealing restrictions), the aggregate value of New Awards that may be granted, under the LTIP during 2022 shall not exceed the following limits:

(i)	USD 3,030,000 for New Awards granted in the form of RSUs to employees who joined Avast between 1 October 2021 and 17 May 2022 inclusive, and the SecureKey Technologies Inc. Founders;

(ii)	USD 670,000 for New Awards granted in the form of RSUs to employees who joined (or will join) Avast between 18 May 2022 and 31 July 2022 inclusive;

(iii)	USD 7,380,000 for New Awards granted in the form of RSUs to eligible Avast employees who joined the Group on completion of the acquisition by Avast of SecureKey Technologies Inc. (excluding the SecureKey Technologies Inc. Founders);

(iv)	USD 4,230,000 for New Awards granted in the form of RSUs to senior management of Avast; and

(v)	USD 3,500,000 for New Awards granted in the form of PSUs;

(c)	all other subsisting Awards granted pursuant to the LTIP as at the date of this Amended and Restated Agreement have been granted in the form of RSUs;

(d)	after the Provisional Findings Date, the aggregate value of New Awards that may be granted under the LTIP during 2022 shall not exceed USD 25,000,000 for New Awards granted in the form of RSUs to all eligible Avast employees (excluding any member of the executive management team or any Avast employee who joined the Group on completion of the Acquisition of SecureKey Technologies Inc.) by reference to their salary on a basis consistent with the grant of RSUs to all eligible Avast employees of RSUs on 12 August 2021;

(e)	the Avast Remuneration Committee shall exercise its discretion pursuant to the LTIP such that a portion of Awards that are outstanding but have not vested on the date of the Court Order shall vest and be settled pursuant to the LTIP prior to the Scheme Record Time, provided that the relevant Participant remains in employment and is not under notice of termination at 11:59 p.m. on the date of the Court Order. For the RSUs, that portion shall be determined by applying the fraction x / 365 to the number of Avast Shares in respect of which the relevant Award would ordinarily vest on the next annual vesting date, where x is the number of complete days that have elapsed between the relevant date of grant or the most recent vesting date (if later) and the date of the Court Order. For the PSUs, that portion shall be determined by, first, applying the applicable performance conditions on such basis as the Avast Remuneration Committee considers appropriate and, second, applying to the resulting number of Avast Shares the fraction x / y, where x is the number of complete days that have elapsed between the date of grant of the relevant Award and the date of the Court Order and y is the number of complete days between the date of grant and the normal vesting date of the relevant Award under the LTIP;

(f)	if and to the extent that any outstanding Award held by a Participant who remains in employment and is not under notice of termination at 11:59 p.m. on the date of the Court Order has not vested prior to the date of the Court Order and does not vest in accordance with the exercise of the Avast Remuneration Committee’s discretion described in paragraph 4.1(e) above, the relevant unvested portion of such Award will be rolled-over (on a mandatory basis) into an equivalent award over NortonLifeLock Shares (a “Rolled-Over LTIP Award”), assuming for the purposes of calculating the rollover ratio that: (1) the Avast Shares subject to the Award are valued on the basis of the per-Avast Share value of the Majority Cash Option as at the Scheme Record Time divided by (2) the price of a NortonLifeLock Share based on the 10-day average closing price prior to the Scheme Record Time. In relation to each Rolled-Over LTIP Award:

(i)	the same vesting schedule as applied to the original Award shall continue to apply;

(ii)	no performance conditions shall apply; and

(iii)	amended leaver terms shall apply, pursuant to which, in the event that the relevant Participant becomes a Bad Leaver, the Rolled-Over LTIP Award shall lapse. In the event that the employment of the relevant Participant terminates in connection with the synergies relating to the Transaction, the Rolled-Over LTIP Award shall immediately vest in full. If the Participant leaves for any reason other than in connection with the synergies relating to the Transaction, then the Rolled-Over LTIP Award shall be treated in accordance with the terms of the NortonLifeLock award plans governing such Rolled-Over LTIP Awards;

(g)	notwithstanding paragraph 4.1(f), Rolled-Over LTIP Awards in respect of New Awards shall be treated in accordance with the terms of the NortonLifeLock award plans governing such Rolled-Over LTIP Awards; and

(h)	the Avast Remuneration Committee has amended the terms of the LTIP so as to enable the grant of the Rolled-Over LTIP Awards as set out above.

4.2	Avast and NortonLifeLock note that, in the Rule 15 Letters sent to Participants in the LTIP, the proposal was made to Participants that the Participants’ Awards shall (to the extent they remain unvested following any exercise of discretion referred to in paragraph 4.1(e) be automatically replaced by the Rolled-Over LTIP Awards (consistent with the approach outlined in paragraph 4.1) on or shortly after the Effective Date and agree that the same proposal shall be made in Rule 15 Letters to be sent in due course to new participants in the LTIP who have not yet received Rule 15 Letters.

4.3	In the event that completion of the Merger does not occur before 19 September 2022, Avast and NortonLifeLock shall consider and may agree to increase the limits on the value of any New Awards and the number of Avast Shares that may be issued as “matched shares” under the SMP that may be granted after the Provisional Findings Date to such an extent as Avast and NortonLifeLock agree is reasonably necessary to facilitate the retention of Avast employees. Provided that, if it becomes reasonably apparent to the parties that completion of the merger shall occur during the month of October 2022, the provisions of this paragraph 4.3 shall not apply.

SMP

4.4	Avast hereby confirms that:

(a)	the maximum number of Avast Shares that may be issued as “matched shares” (as defined in the SMP) pursuant to the SMP after the date of this Amended and Restated Co-operation Agreement (as described in paragraph 3.2 above) shall not exceed 300,000;

(b)	as at the date of this Amended and Restated Co-operation Agreement, Participants in the SMP hold, in aggregate, 367,303 purchased Avast Shares which are subject to the holding period requirements in the rules of the SMP, but such purchased Avast Shares shall be released to the relevant Participants pursuant to rule 11.1(e)(i) of the SMP as soon as reasonably practicable following the date of the Court Order; and

(c)	the Avast Remuneration Committee will exercise its discretion under the SMP such that each Participant receives all of the matched shares that the Participant would have received had he/she remained in service and held their purchased Avast Shares for the full holding period. Such matched shares shall be issued to each Participant prior to the Scheme Record Date.

Share Option Plan

4.5	Avast hereby confirms that:

(a)	as at the date of this Amended and Restated Co-operation Agreement, all options granted under the Share Option plan have vested and the number of Avast Shares subject to outstanding Awards under the Share Option Plan is 75,826 and no further Awards will be granted under the Share Option Plan;

(b)	the Avast Remuneration Committee has, in respect of Awards granted pursuant to the Share Option Plan that are outstanding and vested on the date of the Court Order, determined that such Awards may be exercised from the relevant date of vesting up to and including the date of the Court Order and until 90 days after the Effective Date (or such earlier date as applicable to the relevant Awards pursuant to its terms) in accordance with the rules of the Share Option Plan.

4.6	Avast and NortonLifeLock hereby note that, in the Rule 15 Letters sent to Participants in the Share Option Plan, the following proposals were made:

(a)	the Participants’ Awards under the Share Option Plan outstanding and vested on the date of the Court Order may be exercised with effect from the date of the Court Order;

(b)	should the Participants agree to the proposal in paragraph 4.5(b) then a Cashless Exercise Facility will be made available to them in respect of their outstanding and vested Awards; and

(c)	if the Participants in the Share Option Plan do not accept the proposal outlined in paragraphs 4.5(a) and 4.5(b) above, outstanding and vested Awards under the Share Option Plan will lapse if they are not exercised by the date falling 90 days after the Effective Date.

Signed by Stuart Simpson as authorised signatory for and on behalf of Avast plc	/s/ Stuart Simpson

Signed by Vincent Pilette as authorised signatory for an on behalf of NortonLifeLock Inc.	/s/ Vincent Pilette

Signed by Bryan Ko as authorised signatory for an on behalf of Nitro Bidco Limited	/s/ Bryan Ko